

2023

Proxy Statement & Annual Meeting of Shareholders

labcorp

DEAR SHAREHOLDER:



"In 2022, Labcorp took decisive actions to navigate a challenging operating environment. The Company generated meaningful topline growth in Diagnostics and demonstrated strong underlying fundamentals in Drug Development. Management progressed value creation initiatives by announcing the planned spin of our Clinical Development and Commercialization Services business, and we entered several important hospital laboratory partnerships. Labcorp has set the course for the next phase of our long-term growth plan, and we believe in our enterprise strategy and team with deep conviction."

ADAM H. SCHECHTER

Dear Shareholder,

I am pleased to invite you to join us for the 2023 Annual Shareholder Meeting of Labcorp, being held on Thursday, May 11, 2023, at 9:00 a.m. Eastern Time. The 2023 Annual Meeting will be webcast live at www.virtualshareholdermeeting.com/LH2023 during which time you will be able to vote your shares electronically and submit questions.

This past year was pivotal for Labcorp. We took decisive actions to navigate a challenging operating environment. We advanced our strategy by announcing the planned spin of our Clinical Development and Commercialization Services ("CDCS") business, and we entered several important hospital laboratory partnerships.

Generating Momentum

In 2022, we generated nearly $15 billion in revenue with $1.96 billion in operating cash flow, $1.5 billion in free cash flow (operating cash flow less capital expenditures of $481.9 million), diluted earnings per share of $13.97, and adjusted earnings per share of $19.94[1].

The Base Business (operations excluding COVID-19) continues to deliver and ended the year with momentum. We generated meaningful topline growth in Diagnostics and demonstrated strong underlying fundamentals in Drug Development. Our Diagnostics business is

benefitting from continued growth in routine and esoteric testing. Drug Development ended 2022 with a strong trailing 12-month book-to-bill of 1.27. The business is well positioned, and we expect that site enrollment and kits returned in Central Labs will continue to increase throughout the remainder of the year.

Unlocking Value

We took important steps to unlock value for shareholders in 2022 and early 2023. In April 2022, the Labcorp Board of Directors initiated a quarterly cash dividend to consistently return capital to shareholders, with dividends also paid in the third and fourth quarters of 2022. The Board will assess the distribution on a quarterly basis, and we intend to leverage this value creation initiative in quarters to come. Additionally, the Board authorized a $1 billion increase to the Company's share repurchase program, bringing our remaining total share repurchase authorization to $1.5 billion.

In July 2022, we announced the planned spin-off of our CDCS business. We set up a Spin Management Office to design and implement a focused effort and efficient process. The team is pleased with our progress and the positive response from customers and employees. In early 2023, we unveiled Fortrea as the brand identity of the

[1]   *See reconciliation on page 52 of the attached proxy statement.*

CDCS business in connection with the planned spin-off. Further, in January, Tom Pike joined Labcorp as President and Chief Executive Officer of our CDCS business. Tom will serve as Chief Executive Officer and Chairman of the Board of Fortrea upon completion of the transaction. He brings significant clinical research organization ("CRO") experience and has served as CEO of a public CRO. Additionally, Tom has previously worked with many of our employees, customers, and investors.

The planned spin-off is intended to qualify as a tax-free transaction, and will result in two strong independent companies, Labcorp and Fortrea. Both businesses will emerge with enhanced strategic flexibility and operational focus to pursue their specific market opportunities and customer needs. We are targeting completion of the proposed spin-off in mid-2023, subject to satisfying certain customary conditions.

Advancing the Enterprise

Labcorp made significant advances on our strategy in 2022. We progressed and entered into several hospital and health system partnerships and closed many acquisitions during the year. Most recently, we completed the integration of certain Ascension assets and operations. As a result, Labcorp now provides laboratory management services for nearly 100 hospitals across the Ascension hospital system. During the year, we also entered strategic relationships with RWJBarnabas Health, AtlantiCare, Prisma Health, and St. Dominic's. The acquisition and investment pipeline for hospital and local laboratories is robust. This will be a key growth opportunity in the future.

Labcorp continues to utilize digital technology and data to deliver better patient outcomes. By significantly improving our web, mobile and digital channels, we have made it easier for customers to access critical data and health information. Using digital technology and artificial intelligence, we are reimagining our result reports to provide deeper insights, scientific expertise, and clinical knowledge to guide patient care. Call center automation is improving the customer experience, and we are encouraged by increased customer adoption of Labcorp's Diagnostic Assistant, which equips physicians with the information they need to improve care.

We continue to expand our oncology capabilities to serve clinicians and Drug Development customers. In the fourth quarter, we launched a liquid biopsy test called Labcorp® Plasma Focus™. This test provides information that providers can use to match cancer patients with FDA-approved therapies and represents the first new product from Labcorp's acquisition earlier in the year of Personal Genome Diagnostics. Today, Labcorp offers customers and patients access to the most comprehensive oncology portfolio in the market. Our teams are also evaluating and executing our growth opportunities in areas such as neurodegenerative, autoimmune and liver disease, as well as cell and gene therapy and more. In 2022, our team supported over 5,000 clinical trials and launched more than 130 new tests. We will continue to innovate with launches in 2023. We also provided support for 90% of the new drugs and therapeutic products approved by the FDA in 2022.

As we deepened and expanded our scientific innovation, we also intensified our customer focus by progressing our consumer-initiated testing business. In 2022, we introduced Labcorp OnDemand, a platform that provides consumers with easy and convenient access to our leading wellness tests. We now offer over 45 tests that cover over 100 biomarkers to help consumers monitor their health, stay current with wellness screening, and plan for families.

Our progress this year is a direct result of our employees, whose commitment fuels our confidence in the outlook for 2023 and beyond. Forbes recognized us as one of the world's best employers in 2022, and we also earned the top score in the 2022 Disability Equality Index. Attracting and retaining the best talent is key to our success, and we remain focused on being an employer of choice and destination for talent.

Prioritizing Governance

Labcorp is committed to strong corporate governance, and we work to enhance our governance profile on an ongoing basis. The stewardship of our organization is centered around long-term success that benefits our shareholders. In 2022, senior management engaged with shareholders representing more than 80% of the Company's outstanding shares. Discussions with our shareholders were primarily focused on a review of our performance, progress on the planned spin-off of our

CDCS business, Board refreshment, recent appointments, diversity, human capital management, cybersecurity, enterprise risk management, sustainability, and our executive compensation program. We prioritize two-way communication with our shareholders and value the input we receive. We share the insights from these meetings with the Board so that all directors benefit from our shareholders' perspectives.

Our compensation program is designed to create strong alignment between our executives' pay and the Company's performance. We are committed to the continued refinement of our compensation program to better reflect the successful execution of our strategy and the expectations of our shareholders. Our Board believes our current compensation program, which is focused on performance-based and variable compensation, achieves this objective.

We Value Your Vote

At the 2023 Annual Meeting, we will ask you to (1) elect eleven director nominees named in the attached proxy statement to our Labcorp Board of Directors, (2) approve, on a non-binding advisory basis, executive compensation, (3) recommend, on a non-binding advisory basis, the frequency of non-binding executive compensation votes, (4) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2023, (5) vote upon three shareholder proposals, and (6) act on any other business matters properly brought before the meeting.

We invite you to review the detailed information beginning on page 35 about the skills and qualifications of our director nominees and why we believe they are the right people to oversee the long-term performance and overall success of our Company, and our Compensation Discussion and Analysis, which begins on page 50.

We value your vote. Whether or not you plan to participate in the 2023 Annual Meeting, it is important that your shares are represented and voted on at the meeting. I urge you to promptly vote and submit your proxy via the Internet, phone, or, if you receive paper copies of the proxy materials by mail, by following the instructions on the proxy card or voting instruction card.

Exciting 2023 Ahead

This is a very exciting time to lead Labcorp. We believe in our enterprise strategy and team with deep conviction, and have set the course for the next phase of our long-term growth plan.

We believe that Labcorp will be positioned to operate with enhanced agility in a dynamic operating environment, while maintaining the decades of experience that established our strong foundation. Above all else, our team is positioned to capitalize on a strong finish in 2022 in our Diagnostics and Drug Development businesses. We believe this will result in long-term shareholder value as we deliver on our mission to improve health and improve lives.

On behalf of Labcorp's management and the Board, I thank you for your investment in Labcorp. We look forward to your participation during the 2023 Annual Meeting.

Sincerely,

Adam H. Schechter

Adam H. Schechter
Chairman and Chief Executive Officer
March 30, 2023

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS



DATE
Thursday, May 11, 2023



TIME
9:00 a.m., Eastern Daylight Time



WHERE
The 2023 Annual Meeting of Laboratory Corporation of America Holdings will be a virtual meeting of shareholders to be held as a live webcast over the Internet at:
www.virtualshareholdermeeting.com/LH2023



RECORD DATE
March 16, 2023
Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the 2023 Annual Meeting.

ITEMS OF BUSINESS

1 To elect eleven directors from among the nominees named in the attached Proxy Statement.

2 To approve, on a non-binding advisory basis, executive compensation.

3 To recommend, on a non-binding advisory basis, the frequency of future non-binding executive compensation votes.

4 To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the year ending December 31, 2023.

5 To vote upon three shareholder proposals described in the attached Proxy Statement, if properly presented.

6 To consider any other business properly brought before the 2023 Annual Meeting.

PROXY VOTING
Your vote is important. We encourage you to mark, date, sign and return the enclosed proxy/voting instruction card or, if you prefer, to vote by telephone or by using the Internet.

March 30, 2023

By Order of the Board of Directors

Sandra D. van der Vaart

Sandra D. van der Vaart
Secretary

Important notice regarding the availability of proxy materials for the 2023 Annual Meeting of Shareholders to be held on May 11, 2023. Our Proxy Statement and Annual Report to Shareholders are available at: www.proxyvote.com.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on current expectations, forecasts, assumptions and other information available to Laboratory Corporation of America Holdings ("Labcorp," the "Company," or "we") as of the date hereof. Forward-looking statements involve inherent risks and uncertainties, include statements regarding Labcorp's expectations, beliefs, intentions, or strategies regarding the future, including with respect to business, financial, operational, compensation, and environmental, social and governance matters, and can be identified by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "should," "seeks," "approximately," "estimate," "goal," "intend," "may," "plan," "should," "will," and "would" or similar words. Labcorp's actual results, performance or events may differ materially from these forward-looking statements made or implied due to a number of risks and uncertainties relating to Labcorp's business, including the effect of broader economic and market conditions, Labcorp's ability to execute its business and growth strategies, including statements relating to the anticipated timing, consummation, tax treatment, and benefits of its planned spin-off of the Clinical Development and Commercialization Services ("CDCS") business, and Labcorp's ability to achieve its environmental, social, and governance goals, the impact of supply chain constraints or disruptions, and the risks and uncertainties discussed in Labcorp's Annual Report on Form 10-K for fiscal year ended December 31, 2022 filed with the Security and Exchange Commission (the "SEC") on February 28, 2023 ("2022 Annual Report") as well as Labcorp's other filings with the SEC. Labcorp undertakes no obligation to revise or update any forward-looking statements made in this Proxy Statement, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

Information contained on or available through our website is not incorporated by reference in or made part of this proxy statement and any references to our website are intended to be inactive textual references only. As used in this Proxy Statement, "Labcorp," the "Company" and "we" may refer to Laboratory Corporation of America Holdings itself, one or more of its subsidiaries, or Laboratory Corporation of America Holdings and its consolidated subsidiaries, as applicable.

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Annual Meeting of Shareholders

DATE & TIME
Thursday, May 11, 2023,
at 9:00 a.m.
Eastern Daylight Time

VIRTUAL MEETING
www.virtualshareholdermeeting.com/LH2023

RECORD DATE
March 16, 2023

MAILING DATE
This proxy statement was first mailed or made available to shareholders on or about March 30, 2023.

VOTING
Shareholders as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

Voting Matters and Vote Recommendation *(page 12)*

The following table summarizes the proposals to be considered at the 2023 Annual Meeting and the Board's voting recommendation with respect to each proposal.

	BOARD VOTE RECOMMENDATION
Election of Directors	FOR EACH NOMINEE
Advisory Vote to Approve Executive Compensation	FOR
Advisory Vote on the Frequency of Future Non-Binding Executive Compensation Votes	FOR ONE YEAR
Ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for 2023	FOR
Shareholder Proposal for an Independent Chairman	AGAINST
Shareholder Proposal for Report on Transport of Nonhuman Primates Within the U.S.	AGAINST
Shareholder Proposal for Report on Risks of Fulfilling Information Requests	AGAINST

How to Cast Your Vote *(page 13)*

You can cast your votes by any of the following methods:

 **Mail.** Complete, sign, and return your proxy card or voting instruction card so that it is received before the polls close on Thursday, May 11, 2023. Sign your name exactly as it appears on the proxy card.

 **Telephone.** (1-800-690-6903) until 11:59 p.m., Eastern Daylight Time on Wednesday, May 10, 2023

 **Internet.** (www.proxyvote.com) until 11:59 p.m., Eastern Daylight Time on Wednesday, May 10, 2023

 **At the Annual Meeting.** You may participate in and vote your shares live over the Internet during the 2023 Annual Meeting by following the instructions posted at www.virtualshareholdermeeting.com/LH2023. Even if you plan to attend the virtual Annual Meeting, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

Environmental, Social, and Governance ("ESG") Highlights (page 15)

Labcorp is committed to strong governance practices, including:

Our Commitment to Strong Corporate Governance Policies:	
✓ Annual election of directors by majority vote	✓ A strong Lead Independent Director
✓ Majority voting in uncontested director elections	✓ Anti-Hedging, Clawback, and Anti-Pledging policies
✓ All independent director nominees, excluding our Chief Executive Officer	✓ Shareholder proxy access right
✓ 100% independent Board Committees	✓ Robust director stock ownership guidelines
✓ Annual Board and Committee self-assessments	✓ Active shareholder engagement
✓ Shareholder right to call special meetings	✓ Shareholder right to act by written consent
✓ Chartered EHS, Social and Governance Steering Committee within management	✓ Oversight of lobbying activities and political contributions

Labcorp is also committed to social and environmental issues. Our commitment to these issues stems from our belief that the measure of a company is not just how well it does, but how it goes about its business, how its people and customers feel about it, and the mark it leaves on society. We believe that investments in our people and our communities are another manifestation of our fundamental mission of improving health and improving lives. The Company maintains an EHS, Social and Governance Steering Committee ("ESG Committee") comprised of members of our management team, to assist our Chief Executive Officer ("CEO") and Executive Committee in setting our general ESG strategy and to consider and recommend policies, practices, and disclosures that conform with our strategy.

We have a diverse workforce with a broad range of unique experiences and talents. Labcorp believes that the diversity of its employees and its inclusive programs contribute to a healthy, productive, and respectful work environment. In 2022, we were recognized for the fifth consecutive year as a *Best Place to Work for LGBTQ+ Equality*, with a score of 100% from Human Rights Campaign's Corporate Equality Index, the nation's foremost benchmarking survey and report on corporate policies and practices related to LGBTQ+ workplace equality. We were also named to FORTUNE® magazine's *2022 List of World's Most Admired Companies*, making the annual list for the fourth time, the Forbes 2022 list of *World's Best Employers* for the third consecutive year, and the Forbes 2022 list of *Best Employers for New Graduates*. We were also named as a *Best Place to Work for Disability Inclusion* by the Disability Equality Index and one of Newsweek's 2022 *America's Most Responsible Companies*.

PROXY SUMMARY

In 2022, we continued our efforts to improve our diversity profile for the benefit of the Company and our employees, patients, and customers with the expansion of training and mentoring programs, leadership development programs, and global expansion of our growing Employee Resource Groups ("ERGs"). ERGs are led by employee volunteers and are important resources to foster cross-company connections, encourage belonging, support career development, and champion employee voices. The Company now has eight unique ERGs with 106 chapters in 15 countries, growing by 30 local chapters from 2021. Each ERG has executive sponsorship from senior leadership.

As we commit to improving health and lives across our global communities, we also seek to take actions that will preserve the environment and evolve our operations in increasingly sustainable ways. Our initiatives have included: (i) submitting proposed science-based targets to the Science Based Targets initiative (SBTi) in December 2022 and anticipate receiving feedback in Q3 2023, and once approved, we will publish our targets; (ii) a reduction of combined absolute Scope 1 & Scope 2 emissions by 11% since 2021; (iii) a reduction in overall waste by 10%, and a reduction in waste to landfill by 7%, from 2021 to 2022; (iv) increase in US fleet fuel efficiency by 2% since 2021; (v) reduction in water withdrawal by 6.5% since 2020; and (vi) increase in total renewable electricity and credits to 5% since 2020. Labcorp also continues to participate in the EcoVadis and Carbon Disclosure Project ("CDP") environmental sustainability ratings. In 2022, we received a Bronze Rating from EcoVadis and improved our CDP Climate Change rating to a B. We use the knowledge gained from our CDP participation to refine our carbon and energy reduction strategy.

We publish a Corporate Responsibility Report, which highlights our commitment to environmental and social responsibility responsibility, including our progress against our 2025 environmental sustainability goals. A copy of our current Corporate Responsibility Report can be found under the "Corporate Governance" section of the "Investors" page on our website. Nothing on our website, including our Corporate Responsibility Report, shall be deemed incorporated by reference into this Proxy Statement.

Shareholder Engagement (page 18)

Through our robust and regular shareholder engagement process, we have received valuable feedback that informs our decisions regarding our strategy and our corporate governance practice and policies, in addition to other important topics, which we believe is a critical component to our success.

During fiscal 2022, through our active shareholder engagement program we:

Engaged with shareholders representing more than **80%** of our outstanding shares and participated in **>250** one-on-one meetings and calls	**Discussed key areas of shareholder interest, including:** • **Earnings and financial performance** • **Planned spin-off of the Company's CDCS business** • **Compensation practices, specifically pay-for-performance compensation practices and alignment with strategy** • **Board composition and succession planning** • **Board focus on meaningful ESG policies, practices, and disclosures, including environmental impact, compliance, data privacy and security, diversity, equity, and inclusion** • **Enterprise risk management, including cybersecurity and third-party risk management** • **Human capital management, including recruitment and retention of talent**

We continue to demonstrate a strong commitment to corporate governance that reinforces our alignment with our shareholders and continue to make improvements in response to shareholder feedback and our commitment to best practices, including:

- *ESG Committee*
- *Continued Focus on Diversity, Equity, and Inclusion*
- *Prioritizing Business Diversity*

- *Commitment to the Environment*
- *Commitment to our Communities*
- *Continued Focus on Cybersecurity*

Director Nominees (page 35)

The following table provides summary information about each director nominee.

NAME	AGE	DIRECTOR SINCE	OCCUPATION	INDEPENDENT
Adam H. Schechter	58	2013	President & CEO, Laboratory Corporation of America Holdings	
Kerrii B. Anderson	65	2006	Former CEO, Wendy's International, Inc.	✓
Jean-Luc Bélingard	74	1995	Operating Advisor, Clayton, Dubilier & Rice; Vice President, Institut Mérieux	✓
Jeffrey A. Davis	59	2019	Chief Financial Officer, Dollar Tree, Inc.	✓
D. Gary Gilliland	68	2014	President and Director Emeritus of the NCI designated Fred Hutchinson Cancer Research Center in Seattle, WA	✓
Kirsten M. Kliphouse	56	2022	President, Google Cloud Americas	✓
Garheng Kong	47	2013	Managing Partner, HealthQuest Capital	✓
Peter M. Neupert	67	2013	Former Operating Partner, Health Evolution Partners, Inc.	✓
Richelle P. Parham	55	2016	President of Global E-Commerce and Business Development, Universal Music Group	✓
Kathryn E. Wengel	57	2021	Executive Vice President, Chief Technical Operations and Risk Officer, Executive Committee Member, Johnson & Johnson	✓
R. Sanders Williams	74	2007	Professor of Medicine and Senior Advisor for Science and Technology at Duke University, President Emeritus, Gladstone Institutes, Professor of Medicine, University of California San Francisco	✓

Snapshot of 2023 Director Nominees

ALL DIRECTOR NOMINEES EXHIBIT:

- personal and professional integrity;
- diverse skill sets and experience to advise the Company regarding its medical, scientific, operational, strategic, technology, and governance goals;
- interest, capacity, and willingness to serve the long-term interests of the Company's shareholders;

- ability and willingness to devote the required amount of time and intellectual effort to the Company's affairs, including attendance at Board and Committee meetings;
- exceptional ability and judgment; and
- freedom from personal and professional relationships that would adversely affect the ability to serve the best interests of the Company and its shareholders.

OUR DIRECTOR NOMINEES EXHIBIT AN EFFECTIVE MIX OF SKILLS, EXPERIENCES, DIVERSITY, AND FRESH PERSPECTIVES



Average Tenure of Directors	Average Age of Directors	Diversity
10.4 YEARS	**61.8** YEARS	**54.5%**
0-5 years ●●● 3	<60 years ●●●●●● 6	Gender Diversity ●●●● 4
6-10 years ●●●●● 5	61-70 years ●●● 3	Ethnic/Racial Diversity ●●● 3
>11 years ●●● 3	>70 years ●● 2	

💡 Business Strategy Experience
9 out of 11
●●●●●●●●●○○

🌐 International Experience
9 out of 11
●●●●●●●●●○○

$ Corporate Finance and M&A
11 out of 11
●●●●●●●●●●●

⊞⁺ Risk Management Experience
9 out of 11
●●●●●●●●●○○

⚒ Corporate Governance Experience
11 out of 11
●●●●●●●●●●●

◎ Sales and Marketing Background
6 out of 11
●●●●●●○○○○○

◯ Executive Leadership Experience
11 out of 11
●●●●●●●●●●●

👥 Talent Management Expertise
11 out of 11
●●●●●●●●●●●

⚕ Healthcare/Clinical Research Background
7 out of 11
●●●●●●●○○○○

🔒 Technology/Cybersecurity Expertise
4 out of 11
●●●●○○○○○○○

Governance Highlights

We have a long-standing commitment to strong corporate governance practices. These practices provide an important framework within which our Board and management pursue the strategic objectives of Labcorp and ensure the Company's long-term vitality for the benefit of our shareholders.

BOARD PRACTICES

✓ 10 of 11 director nominees are independent
✓ Annual election of Directors with majority voting standard
✓ Annual Board, committee, and director evaluations
✓ Independent Audit, Compensation and Human Capital, Nominating and Corporate Governance, and Quality and Compliance Committees
✓ Regular executive sessions of independent directors
✓ Strategy and risk oversight by full Board and committees

SHAREHOLDER MATTERS

✓ Long-standing, active shareholder engagement
✓ Annual "say-on-pay" advisory vote
✓ Proxy access right
✓ Shareholder right to call special meetings
✓ Shareholder right to act by written consent

OTHER BEST PRACTICES

✓ Focus on ESG policies
✓ Stock ownership guidelines for directors and executives
✓ Anti-hedging, clawback, and anti- pledging policies
✓ Oversight of lobbying and political contributions



Key Financial Highlights

The Company achieved solid operational and financial performance across a broad range of measures.

- *Revenues:* Full year revenues of $14.9 billion, versus last year's $16.1 billion
- *Diluted Earnings Per Share ("EPS"):* Full year of $13.97, versus $24.39 last year
- *Adjusted EPS:* Full year of $19.94, compared to $28.52 in 2021[1]

(1) See reconciliation of Adjusted EPS and Diluted EPS on page 52.

Pay for Performance (page 90)

Labcorp's executive compensation program is designed to attract, motivate, and retain executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term financial, operational, and human capital related goals.

Labcorp seeks to achieve outstanding performance for our shareholders through focusing our executives on revenues, adjusted EPS, adjusted operating income, net orders in our Drug Development segment, and relative Total Shareholder Return ("TSR") compared to the peer group of companies we use for compensation purposes. Our compensation program rewards our executives for achieving financial objectives, while providing us the opportunity to modify their payouts based on achievement of corporate and ESG goals and individual contributions. A majority of the value of our named executive officers' annual target compensation opportunity, including performance-based cash compensation and performance shares, is subject to the achievement of Company objectives, which provides a strong incentive to drive Company performance and increase shareholder value.

Last year, our annual advisory vote on executive compensation received support from approximately 91% of the shares represented at the 2022 Annual Meeting of Shareholders and entitled to vote. We are committed to refining our compensation program to incentivize our leaders and align with our strategy, the key value drivers of our business, and the expectations of our shareholders. We regularly seek input from our shareholders and this input is incorporated in the Compensation and Human Capital Committee's ("CHC Committee") annual review of our compensation program.

2022 Executive Total Compensation (page 50)

The CHC Committee takes several factors into consideration when establishing our executive compensation target opportunity and structure, including:

- alignment of compensation programs with growth drivers of the Company's business;
- competitive market data (including peer companies, supplemented by published survey data) in order to tailor total compensation (base salary plus the target amounts under our annual cash incentive and long-term incentive arrangements) to be competitive with the market;

- Company and individual performance, role and contribution, and executive skill and experience, in order to make adjustments for individual pay levels;
- emerging best practices in executive compensation presented by its independent compensation consultant;
- input from shareholders; and
- a greater emphasis on the variable or at-risk portion of compensation relative to fixed compensation.

PROXY SUMMARY

For 2022, approximately 75% of the total target compensation set by the CHC Committee in February 2022 for Mr. Schechter, our President and CEO, was performance-based and at-risk. For the other Named Executive Officers ("NEOs"), approximately 68% of the average total target compensation was performance-based and at-risk. The charts below show the mix of pay elements included in total compensation opportunities for 2022 for our CEO and an average for our other NEOs:



CEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES

CASH
Annual Cash Incentive 12%
Base Salary 9%
Restricted Stock Units 16%
Non-Qualified Stock Options 15%
Performance Shares 48%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 75%

OTHER NEO PAY MIX BASED ON TARGET AWARD OPPORTUNITY[1]

CASH
Base Salary 19%
Annual Cash Incentive 15%
Restricted Stock Units 13%
Non-Qualified Stock Options 13%
Performance Shares 40%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 68%

1 *Pay mix totals do not include Mr. Eisenberg's special incentive award as described in "Spin-Off Equity Incentive" on page 65.*

Advisory Vote to Approve Executive Compensation (page 90)

We ask that our shareholders approve the advisory resolution on executive compensation. Our compensation program is designed to attract and retain skilled and talented individuals and align the compensation of our executives with the strategic goals of the Company and, ultimately, the interests of our shareholders. The CHC Committee annually evaluates our compensation program in light of the input we receive from our shareholder engagement efforts and the results of the advisory resolution on executive compensation. Our market-leading compensation practices are designed with features to further align the interests of our executives with those of our shareholders:

What We Do	What We Don't Do
✓ Maintain robust stock ownership requirements for executives (6 times base salary for the Chief Executive Officer, 3 times base salary for Executive Vice Presidents)	✗ Allow pledging or hedging of Company stock
✓ Cap annual incentive opportunity to discourage inappropriate risk-taking	✗ Provide tax gross-ups, including on severance or change-in-control payments
✓ Provide only "double trigger" change-in-control provisions	✗ Use employment agreements except in connection with the hiring of our Chief Executive Officer and the new Chief Executive Officer of the Company's Clinical Development Business Unit
✓ Maintain a robust Incentive Compensation Recoupment Policy that applies clawbacks to both cash and equity incentives	✗ Offer excessive change-in-control benefits
✓ Provide annual incentives linked to strategic and objective financial goals	✗ Pay dividends on unvested performance awards and restricted stock units that are not earned
✓ Provide an annual target mix of performance oriented long-term incentives that includes performance shares (generally 60% of target grant value), with the remainder split between nonqualified stock options (20% of target grant value) and restricted stock units (20% of target grant value) with multi-year vesting	
✓ Conduct annual shareholder outreach to engage on a variety of matters, including compensation	
✓ Dividend equivalent rights accrue on restricted stock units and performance share awards, but are only paid if and when the shares vest	

Advisory Vote to Recommend Frequency of Future Non-Binding Executive Compensation Votes (page 92)

We ask that our shareholders recommend that future non-binding advisory votes on executive compensation, like the vote in Proposal Two in this Proxy Statement, continue to be held every year. We currently hold such a vote annually, and we are required to hold the vote at least once every three years. Shareholders may indicate whether they would prefer that we continue to hold an advisory vote on executive compensation annually or whether they would prefer that we instead hold the vote every two or three years. Although this vote is advisory and therefore non-binding, the Board intends to consider the outcome of the vote in determining how frequently we will hold future non-binding executive compensation votes.

Auditors (page 93)

We ask that our shareholders ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2023.

Below is summary information about Deloitte & Touche LLP's fees for services provided in fiscal years 2022 and 2021, respectively.

	2022	2021
Audit Fees[1]	$3,210,000	$2,950,000
Audit Related Fees[2]	$1,579,734	$305,000
Tax Fees[3]	$-	$2,000
All Other Fees[4]	$1,895	$1,895
TOTAL	$4,791,629	$3,258,895

(1) Audit Fees include fees incurred for the audit of the Company's annual statements, review of financial statements included in the Company's quarterly reports on Form 10-Q, and services that were normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements.
(2) Audit Related Fees include fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but are not otherwise included as Audit Fees. Audit Related Fees for the year ended December 31, 2022 and December 31, 2021 were primarily for certain accounting consultations, comfort letter procedures, and other assurance services. Audit related fees increased in 2022 due to the services provided in connection with audits of the planned spin-off of the CDCS business.
(3) Tax Fees for the year ended December 31, 2021 were related to general tax consulting, tax compliance, including preparation of tax returns, tax planning insights, and tax advice.
(4) All Other Fees are fees incurred for any services not included in the other categories of fees. All Other Fees consisted of accounting research software.

Proxy Statement

Labcorp is providing you with these proxy materials in connection with its 2023 Annual Meeting of Shareholders (the "2023 Annual Meeting"). The Notice of Internet Availability of Proxy Materials (the "Notice"), this Proxy Statement and the 2022 Annual Report were first mailed to shareholders of record on or about March 30, 2023. As used in this Proxy Statement, "Labcorp," the "Company" and "we" may refer to Laboratory Corporation of America Holdings itself, one or more of its subsidiaries, or Laboratory Corporation of America Holdings and its consolidated subsidiaries, as applicable.

GENERAL INFORMATION

2023 Annual Meeting of Shareholders

Labcorp's 2023 Annual Meeting is scheduled to occur on Thursday, May 11, 2023 at 9:00 a.m., Eastern Daylight Time. The 2023 Annual Meeting will be a virtual meeting and will be webcast live at www.virtualshareholdermeeting.com/LH2023. We believe that conducting the 2023 Annual Meeting as a virtual meeting will encourage higher levels of shareholder participation while also helping us to limit the financial and environmental costs associated with the 2023 Annual Meeting. Shareholders at the virtual-only meeting will have the same rights as at an in-person meeting, including the rights to vote and ask questions through the virtual meeting platform.

All owners of Labcorp's common stock, par value $0.10 per share (the "Common Stock"), on March 16, 2023, the record date (the "Record Date"), are eligible to receive notice of, and to vote electronically at, the 2023 Annual Meeting over the Internet by using the 16-digit control number included in the Notice, proxy card, or the voting instructions that accompanied these proxy materials. Representatives of Deloitte & Touche LLP, independent auditor for Labcorp for the year ending December 31, 2022, will be present at the 2023 Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The virtual meeting platform is fully supported across browsers (Microsoft Edge, Firefox, Google Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong internet or WiFi connection wherever they intend to participate in the 2023 Annual Meeting. Participants should also give themselves plenty of time to dial-in to the conference call or log in and ensure that they can hear audio prior to the start of the 2023 Annual Meeting.

If you encounter any technical difficulties with the virtual meeting platform on the meeting day, please call 1-855-449-0991 (Toll Free) or 1-720-378-5962 (International Toll) or email to investor@Labcorp.com. Technical support will be available starting at 8:30 a.m. EDT on May 11, 2023.

If you wish to submit a question, or make a comment during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/LH2023, type your question into the "Ask a Question" field, and click "Submit" or send your question or comment via email to investor@Labcorp.com. Any emailed questions or comments will need to include your 16-digit control number in order to be addressed at the meeting.

Questions and comments submitted via the virtual meeting platform that are pertinent to meeting matters will be addressed during the meeting. It has been Labcorp's policy to address all pertinent questions and comments during the meeting and, historically, management has been successful in doing so. In the unlikely event that the volume of questions increases to the point that time constraints prohibits Labcorp from answering all questions, the remaining pertinent questions will be answered on our Investor Relations site. Consistent with Labcorp's approach when the annual meetings were held in person, questions or comments that are not related to the proposals under discussion, are about personal concerns not shared by shareholders generally, or use blatantly offensive language, may be ruled out of order. Labcorp will, however, respond to questions or comments that are not related to the proposals under discussion or are about personal concerns not shared by shareholders generally via email after the meeting.

A webcast of the 2023 Annual Meeting will be archived and accessible through December 31, 2023.

GENERAL INFORMATION

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 11, 2023

Pursuant to the "notice and access" rules adopted by the SEC, Labcorp has elected to provide access to its proxy materials and the 2022 Annual Report over the Internet and sent the Notice to shareholders of record as of the Record Date on or about March 30, 2023. The Notice is not a form for voting and presents only an overview of the more complete proxy materials, which contain important information about the 2023 Annual Meeting. All shareholders may access the proxy materials on the website referred to in the Notice (www.proxyvote.com) and we encourage shareholders to do so prior to submitting their votes. Shareholders may request to receive a printed set of the proxy materials by following the instructions provided in the Notice.

Shareholders may also request to receive future proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by following the instructions on your proxy card or at www.proxyvote.com. Choosing to receive proxy materials by e-mail will save Labcorp the cost of printing and mailing documents and will reduce the impact of Labcorp's annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Matters Subject to a Vote of the Shareholders

Current Proposals

The following matters are subject to a vote of the shareholders at the 2023 Annual Meeting:

- Election of directors from among the nominees described in this Proxy Statement (see page 35);

- Approval, on a non-binding advisory basis, of compensation for Labcorp's executives (see page 90);

- Recommendation, on a non-binding advisory basis, of the frequency of future non-binding executive compensation votes (see page 92);

- Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2023 (see page 93); and

- Three shareholder proposals described in the Proxy Statement, if properly presented (see page 97).

Board Recommendations

The Board of Directors of the Company (the "Board") unanimously recommends that shareholders vote as follows:

- "**FOR**" the election of each of the nominees for director;

- "**FOR**" the approval, on a non-binding advisory basis, of the compensation for Labcorp's executives;

- "**FOR**" a frequency of "**ONE YEAR**" for future non-binding executive compensation votes;

- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our Company's independent registered public accounting firm for the year ending December 31, 2023;

- "**AGAINST**" the shareholder proposal regarding an independent Board chairman policy;

- "**AGAINST**" the shareholder proposal regarding a report on transport of nonhuman primates within the U.S.; and

- "**AGAINST**" the shareholder proposal regarding a report on known risks of information requests and mitigation strategies.

Other Business

The Board does not intend to bring any other business before the 2023 Annual Meeting and is not aware of any other matters to be brought before the meeting. See the section "Other Matters" on page 108 for information about presenting proposals for the 2023 Annual Meeting. Please also see the section "Identification and Evaluation of Director Candidates" on page 25 for information about shareholder nominations to the Board.

Voting Procedures and Solicitation of Proxies

Quorum and Voting Requirements

The Board is soliciting your vote at the 2023 Annual Meeting or at any later meeting should the scheduled annual meeting be adjourned or postponed for any reason. By using a proxy, which authorizes specific people to vote on your behalf, your shares can be voted whether or not you attend the 2023 Annual Meeting. At least a majority of the total number of shares of Common Stock issued and outstanding and entitled to vote on the Record Date must be present in person or by proxy at the 2023 Annual Meeting for a quorum to be established. At the close of business on the Record Date, there were 88,500,941 shares of Common Stock issued and outstanding.

Each share of Common Stock is entitled to one vote on each of the director nominees and one vote on each other matter that is properly presented at the 2023 Annual Meeting. In accordance with Labcorp's Amended and Restated By-Laws (the "By-Laws"), director nominees in an uncontested election must receive a majority of the votes cast to be elected, which under the By-Laws means that the number of shares voted "FOR" a director must exceed 50% of the votes cast with respect to that director. The Board has adopted a policy under which a director who does not receive the required vote for election as provided in the By-Laws will submit their resignation for consideration by the Board. The affirmative vote of a majority of shares of Common Stock represented at the 2023 Annual Meeting and entitled to vote is required for approval of the other proposals noted above other than Proposal Three. A plurality of the votes cast for Proposal Three will determine the shareholders' preferred frequency for holding an advisory vote on executive compensation. This means that whichever of the three options (every one year, two years or three years) receives the greatest number of votes will be considered the preferred frequency of the shareholders. While the votes to approve executive compensation and frequency of future non-binding executive compensation votes are advisory in nature and non-binding, the Board will review the voting results and expects to take them into consideration when making future decisions regarding executive compensation. Abstentions will have no effect on the election of the directors or Proposal Three, but will have the same effect as a vote against the other proposals scheduled for the 2023 Annual Meeting.

Voting by Record Holders

If your name is registered in Labcorp's shareholder records as the owner of shares, there are four ways that you can vote your shares:

You can cast your votes by any of the following methods:



Mail. Complete, sign, and return your proxy card or voting instruction card so that it is received before the polls close on Thursday, May 11, 2023. Sign your name exactly as it appears on the proxy card.

Telephone. (1-800-690-6903) until 11:59 p.m., Eastern Daylight Time on Wednesday, May 10, 2023

Internet. (www.proxyvote.com) until 11:59 p.m., Eastern Daylight Time on Wednesday, May 10, 2023

At the Annual Meeting. You may participate in and vote your shares live over the Internet during the 2023 Annual Meeting by following the instructions posted at www.virtualshareholdermeeting.com/LH2023. Even if you plan to attend the virtual Annual meeting, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

GENERAL INFORMATION

You may change your vote or revoke a proxy at any time prior to the 2023 Annual Meeting by:

- Entering new instructions on either the telephone or Internet voting system before 11:59 p.m. Eastern Daylight Time on Wednesday, May 10, 2023;

- Sending a new proxy card with a later date than the previously submitted proxy card. The new proxy card must be received before the polls close at the 2023 Annual Meeting on Thursday, May 11, 2023; or

- Writing to Labcorp at 358 South Main Street, Burlington, North Carolina 27215, Attention: Sandra D. van der Vaart, Secretary. Your letter should contain the name in which your shares are registered, the date of the proxy you wish to revoke or change, your new voting instructions, if applicable, and your signature. Your letter must be received before the polls close at the 2023 Annual Meeting on Thursday, May 11, 2023.

All proxies duly executed and received by Labcorp will be voted in accordance with the instructions provided by the person executing the proxy or, in the absence of any instruction, will be voted in accordance with the Board's recommendations on each proposal. Proxies will have the discretion to vote on any other matters that come before the 2023 Annual Meeting that are not otherwise specified in the Notice.

Voting by Holders in Street Name

If you hold shares through a bank, broker, or other custodian (referred to as shares held in "street name"), the custodian will provide you with a copy of the Proxy Statement and a voting instruction form. Brokers and other holders of record have discretionary authority to vote shares without instructions from beneficial owners only on matters considered "routine" by the New York Stock Exchange, such as the advisory vote on the selection of the independent auditors. On non-routine matters, such as the election of directors, these banks, brokers, and other holders of record do not have discretion to vote uninstructed shares and thus are not "entitled to vote" on such proposals, resulting in a broker non-vote for those shares. We encourage you to provide voting instructions so that your shares can be counted in the election of directors and the other matters to be considered at the 2023 Annual Meeting.

Even if your shares are held in street name, you may participate in the virtual 2023 Annual Meeting and vote your shares during the meeting by visiting www.virtualshareholdermeeting.com/LH2023, listening to the live webcast, and casting your vote online. See "2023 Annual Meeting of Shareholders" for information about participating in the 2023 Annual Meeting.

Proxy Expenses

Labcorp will bear the expenses to prepare proxy materials and to solicit proxies for the 2023 Annual Meeting. Labcorp expects to reimburse banks, brokers, and other persons for their reasonable, out-of-pocket expenses in handling proxy materials for beneficial owners. Labcorp has also retained Morrow Sodali LLC for solicitation of holders of record as well as non-objecting beneficial owners. Labcorp paid Morrow Sodali LLC a fee of approximately $9,000 for these services, plus reimbursement of expenses. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email, or otherwise.

Results of the 2023 Annual Meeting

The voting results of the 2023 Annual Meeting will be disclosed no later than four business days after the 2023 Annual Meeting in a Current Report on Form 8-K filed with the SEC.

CORPORATE GOVERNANCE

We have a long-standing commitment to strong governance practices. These practices provide an important framework within which our Board and management pursue the strategic objectives of Labcorp and provide for the Company's long-term success for the benefit of our shareholders.

Labcorp is also committed to social and environmental issues. Our commitment to these issues stems from our belief that the measure of a company is not just how well it does, but how it goes about its business, how its people and customers feel about it, and the mark it leaves on society. We believe that investments in our people and our communities are another manifestation of our fundamental mission of improving health and improving lives.

Labcorp's ESG Committee assists our CEO and the Executive Committee in setting our overarching ESG strategy and considers and recommends policies, best practices, and the communication of these policies and practices to align with this strategy. ESG subcommittees have been appointed to engage subject matter experts across the organization and to drive improvement, innovation, and engagement across the enterprise. The Co-Chairs of the ESG Committee regularly report to the Executive Committee and the Board on ESG matters to ensure alignment, consistency, and efficiency on oversight and implementation of ESG matters.

Diversity, Equity, and Inclusion

We have a diverse workforce with a broad range of unique experiences and talents. Labcorp believes that the diversity of its employees and inclusive programs contribute to a healthy, productive, and respectful work environment. Our strategy reflects our belief that our diverse talent is core to our ability to meet customer needs. Every person has a critical role in delivering on our mission.

We strive for an inclusive and diverse culture at Labcorp, and we have been recognized externally for our efforts over the years. In 2022, we were recognized for the fifth consecutive year as a *Best Place to Work for LGBTQ+ Equality*, with a score of 100% on the Human Rights Campaign Foundation's Corporate Equality Index. The index is the nation's foremost benchmarking survey and report on corporate policies and practices related to LGBTQ+ workplace equality. In 2022, Labcorp also received a score of 100%, the highest score possible, on the Disability Equality Index, a comprehensive benchmarking tool for measuring disability inclusion in the workplace and was also recognized as a *Best Place to Work for Disability Inclusion*. In addition in 2023, Labcorp was recognized as a Military Friendly Employer, a standard that measures an organization's commitment, effort and success in creating sustainable and meaningful opportunity for the military community, and as one of Newsweek's 2022 *America's Most Responsible Companies*.

We were also named to FORTUNE® magazine's *2022 List of World's Most Admired Companies*, making the annual list for the fourth time, the Forbes *2022 List of World's Best Employers* for the third consecutive year, and the Forbes 2022 list of *Best Employers for New Graduates*.

Our Chief Diversity and Inclusion Officer reports dually to the CEO and the Chief Human Resources Officer. The Chief Diversity and Inclusion Officer also attends meetings of, and makes regular reports to, the CHC Committee.

The CHC Committee oversees our strategic framework to advance our diversity, equity, and inclusion initiatives. Our three priorities are: (i) empowering inclusive leadership; (ii) building and sustaining a diverse talent pipeline; and (iii) creating an environment for engagement across Labcorp and in our communities. Our diversity and inclusion ("D&I") strategy is designed as a continuing journey to evolve our workforce to be more inclusive as the dynamics of the global workforce changes. To this end, in 2022, the Company continued to implement actions based on our D&I pillars of focus intended to foster a more inclusive environment and strengthen our culture, some of which include:

- Focusing on leadership commitment, including providing quarterly diversity data to our senior leaders, review of and update to D&I plans with our executive committee members for their organizations, and engaging with our D&I advisory committee of 14 global leaders who provide advice and advocacy;

CORPORATE GOVERNANCE

- Continuing to focus on training and development, including unconscious bias training for people leaders, our leadership development programs for women, with programs focused at mid-level leaders and senior leaders, and required Global Harassment training for all employees globally.

Our employees also have continued to engage through our expanding array of ERGs, another avenue through which we strive to support inclusiveness and diversity. ERGs are led by employee volunteers and are important resources to foster cross-company connections, encourage belonging, support career development, and champion employee voices. The Company now has eight unique ERGs with 106 chapters in 15 countries, growing by more than 30 local chapters from 2021. Each ERG has executive sponsorship from senior leadership. Our ERGs are:

- ASCEND, which provides opportunities for meaningful development of future leaders and building an inclusive community;
- ASPIRE, which aims to foster inclusiveness and connectedness among Asian and Pacific Islander employees and allies;
- EnABLE, or Empowering Abilities Beyond Labels for Everyone, which works to support a disability friendly culture and promote awareness in the workplace;
- HUMANOS, which advocates recognition of Latin and Hispanic diversity, presence, value, and leadership;
- The Pride Network, which aims to increase the visibility of our LGBTQ+ employees, create connections with allies, and inspire employees to bring their whole selves to work every day;
- PULSE, or Promoting Unity through Legacy, Support, and the Empowerment of Black employees, which promotes an inclusive network that supports the retention, development, career mobility, and wellness of Black employees;
- VERG, the Veteran Employee Resource Group, supporting employees who have served or are currently serving in the military; and
- WEN, or Women's Empowerment Network, with a shared mission of promoting career development, mentorship, and collaboration.

Our commitment to diversity, equity, and inclusion, and ESG initiatives more broadly, also extends to our business relationships with suppliers and third-party partners. We conduct rigorous vendor risk assessment processes to vet for compliance with laws, including data privacy and security, and commitments to human rights. In addition to our focus on maintaining and promoting fundamental human rights in our operations and throughout our supply chain, as discussed in the section "Human Rights" below, we have made a significant effort to support diverse business vendors, suppliers, and contractors whenever possible, and Labcorp has an active small business purchasing program. Labcorp conducted business with approximately 1,300 suppliers that are small enterprises owned by minorities, women, veterans, disabled individuals, or the economically disadvantaged in 2022.

Community

As a global company on a mission to improve health and improve lives around the globe, we are proud to be able to serve individuals beyond the scope of a healthcare setting. Labcorp, its employees, and The Labcorp Charitable Foundation collaborate to support non-profit organizations around the globe that are removing barriers and improving access to care. The Labcorp Charitable Foundation, a private, charitable 501(c)(3) organization established by Labcorp, invested in more than 120 programs in 2022 that align with the Company's strategic mission to improve health and improve lives in the areas of health, education, and community.

Labcorp, its employees, and The Labcorp Charitable Foundation collectively supported efforts around the globe through the annual Employee Giving Campaign and Cards of Encouragement Campaign. Employee donations made through the Employee Giving Campaign were eligible for a match from The Labcorp Charitable Foundation and supported the work of American Cancer Society, American Heart Association, American Diabetes Association, American Red Cross Disaster Relief, United Way, the National Urban League, and new this year, Project HOPE. Additionally, in honor of the life and legacy of Dr. Martin Luther King, Jr., colleagues participated in "Cards of Encouragement", an initiative to lift the spirits of hospitalized children and their families. With the help of Cards for Hospitalized Kids, close to 8,000 cards were distributed to children and their families staying at Ronald McDonald Houses or receiving treatment at children's hospitals. Additionally, The Labcorp Charitable Foundation made a financial donation to the 39 supported charities.

Global colleagues also supported the local communities where they live and work. Colleagues in India, for example, collaborated with local agencies, including Child Rights and You (CRY), The Akshaya Patra Foundation, and St. Jude India Childcare Centres, for implementation of efforts supporting underprivileged children. Funding to the identified agencies provided services such as a mid-day meal program, serving 150,026 meals to 1,713 children; education access and dropout prevention, engaging 2,000 families and providing supplementary education for 1,265 children; and cost-free accommodations for children undergoing cancer treatment.

In observation of Childhood Cancer Awareness Month, Company colleagues in Geneva, Switzerland supported Association Romande des Familles d'Enfants atteints d'un Cancer (ARFEC) to benefit hospitalized children and their families through toy drives, the creation and sale of a calendar, and participation in a Geneva 20 kilometer race.

Dynacare, a Labcorp company based in Canada, teamed up with Diabetes Canada to organize the #Dyncare4Diabetes campaign for the second consecutive year. The campaign raises awareness of diabetes and provides accessible and free testing for at risk individuals. In addition to offering free hemoglobin A1C testing at all Dynacare laboratory locations across the Greater Toronto area and at mobile community clinics, Dynacare donated 50 cents to Diabetes Canada for every individual that participated in the campaign, up to a total of $25,000.

Environmental

We believe investments in the environment and sustainability are part of our mission of improving health and improving lives. Our initiatives have included: (i) submitting proposed science-based targets to the Science Based Targets initiative (SBTi) in December 2022 and anticipate receiving feedback in Q3 2023, and once approved, we will publish our targets; (ii) a reduction of combined absolute Scope 1 & Scope 2 emissions by 11% since 2021; (iii) a reduction in overall waste by 10%, and a reduction in waste to landfill by 7%, from 2021 to 2022; (iv) increase in US fleet fuel efficiency by 2% since 2021; (v) reduction in water withdrawal by 6.5% since 2020; and (vi) increase in total renewable electricity and credits to 5% since 2020. Labcorp also continues to participate in the EcoVadis and CDP environmental sustainability ratings. In 2022, we received a Bronze Rating from EcoVadis and improved our CDP Climate Change rating to a B. We use the knowledge gained from our CDP participation to refine our carbon and energy reduction strategy.

Our Board has delegated the oversight of our environmental risks and initiatives to our Quality and Compliance Committee.

Human Rights

We recognize the importance of maintaining and promoting fundamental human rights in our operations and throughout our supply chain, and we operate under principles and guidance derived from the United Nations, the International Labor Organization, and the Organization for Economic Cooperation and Development. Our Quality and Compliance Committee and CHC Committee have oversight over these risks and report regularly to the Board. The Company operates under policies and programs that (i) promote fair and equitable wages, benefits and other conditions of employment in accordance with local laws, (ii) recognize employees' right to freedom of association, (iii) provide humane and safe working conditions, (iv) support a work environment that is free from human and sexual trafficking, forced and bonded labor, and unlawful child labor, (v) promote a workplace free of discrimination and harassment, and (vi) address the human rights and environmental issues connected with the mining and trading of conflict minerals.

Environmental and Social Reporting

We publish a Corporate Responsibility Report, which highlights our commitment to environmental and social responsibility, including our progress against our 2025 environmental sustainability goals. A copy of our current Corporate Responsibility Report can be found under the Corporate Governance section of the Investors page on our website. Nothing on our website, including our Corporate Responsibility Report, shall be deemed incorporated by reference into this Proxy Statement.

Shareholder Engagement

In 2022, we continued our active shareholder engagement program. Our outreach to shareholders extends beyond operational results and business strategy; we also engage in outreach efforts to specifically discuss corporate governance, executive compensation, ESG, and other matters important to our shareholders. In 2022, we engaged with shareholders that represented more than 80% of the Company's outstanding shares, including over 250 one-on-one meetings and calls, to review and receive input on our corporate governance practices and executive compensation program, our performance, the planned spin-off of our CDCS business, our differentiated and innovative solutions, our social and environmental initiatives and policies, our progress in executing on our strategic priorities as a leading global life sciences company, and our enterprise risk management.

We value the input received from our shareholder engagement program. After reviewing the shareholder feedback with management, the Board uses this input as it considers long-term business strategy, executive compensation, corporate governance, and other emerging areas of shareholder concern.

We also consider the outcome of our annual say-on-pay votes when making executive compensation decisions. See "Proposal Two" below for this year's "say-on-pay" proposal. Last year, approximately 91% of the shareholders' votes represented at the 2022 Annual Meeting of Shareholders and entitled to vote on this proposal were voted in favor of the proposal. The CHC Committee believes that this approval by a substantial majority of our shareholders demonstrates strong support for our approach to executive compensation and, as a result, the CHC Committee continues to evaluate executive compensation using the same clear principles of performance-based compensation.

Shareholder Engagement In 2022
Types of Outreach

• Healthcare and Investor Conferences and Other Presentations	• Virtual one-on-one meetings and calls



Key Areas of Shareholder Interest

• Earnings and financial performance	• Enterprise risk management, including cybersecurity risk management and supplier oversight
• Compensation practices, specifically pay-for-performance compensation practices	• Human capital management, including holistic succession planning, recruitment, retention, diversity and inclusion training and development
• Board composition, including a focus on diversity (gender and ethnicity), tenure, and refreshment; and cybersecurity, data privacy, and data protection expertise	• Our response to and the impacts of the COVID-19 pandemic
• Board focus on sustainability and meaningful ESG policies and disclosures	

As a result of our shareholder engagement in 2022, we took action that demonstrates our strong commitment to corporate governance:

- *ESG Committee*. In 2022, the ESG Committee, along with enterprise risk management leadership, continued to oversee ESG issues that reflect our most significant economic, environmental, and social impacts, including further implementation and development of strategies, plans, and tracking in response to the ESG Materiality Assessment that was conducted in 2021.

- *Continued Focus on Diversity, Equity, and Inclusion*. The Company has a Diversity, Equity and Inclusion strategic framework, with three overarching pillars of focus: empowering inclusive leadership; developing and sustaining a diverse talent pipeline; and creating an environment for engagement across the Company and in its communities. The Company expanded its diversity, equity, and inclusion efforts in 2022 including, for example, through (i) a continuation of training and mentoring programs, including an unconscious bias program completed by more than 6,000 employees in 2022, (ii) new and expanded leadership development programs, (iii) launching a "Days of Understanding" series in partnership with our

ERGs and in alignment with CEO Action, a business-led initiative to advance diversity, equity, and inclusion in the workplace and (iv) global participation in our ERGs, which continues to grow, with 106 local ERG chapters across 15 countries.

- *Prioritizing Business Diversity*. We continue to make a conscious effort to support small, diverse businesses. The Company conducted business with approximately 1,300 suppliers that are small enterprises owned by minorities, women, veterans, disabled individuals or the economically disadvantaged in 2022. The Company also considers diversity when engaging third-party partners, including professional service providers.

- *Commitment to the Environment*. Throughout 2022, we continued our focus on sustainability, and our efforts included our ongoing work towards our enterprise-wide carbon and energy reduction goals, and our December 2022 submission of science-based targets to the SBTi for approval.

- *Commitment to our Communities*. Through our U.S. annual Employee Giving Campaign, we made donations to help support the American Cancer Society, American Heart Association, American Diabetes Association, American Red Cross Disaster

Relief, United Way, the National Urban League, and Project HOPE. Global colleagues also supported the local communities where they live and work. Colleagues in India, for example, collaborated with local agencies, including CRY, The Akshaya Patra Foundation, and St. Jude India Childcare Centres, for implementation of efforts supporting underprivileged children. Labcorp also encourages and supports employee participation with and support of local charitable and service organizations in their communities.

- *Continued Focus on Cybersecurity*. We continue to maintain and enhance our focus on risk-based decision-making and expanded programs designed to assess and address security and data privacy risks of our valued suppliers, outsourced services providers, and other business partners. We also increased data monitoring and protection, including in light of ongoing and increased risks related to the number of employees that continue to work remotely, risks associated with geopolitical events, and other opportunistic attacks, with innovative technology including advanced analytics, artificial intelligence, and machine learning with the goal of reducing the time to detect, contain, and remediate cyberattacks.

Board Structure and Independence

Governance Highlights		
Highly Independent and Diverse Board	• Ten of our eleven director nominees are independent • All Board committees are 100% independent • Six of our directors, representing more than 54% of the non-employee directors, are diverse (i.e., female or minorities)	• Directors bring a wide array of qualifications, skills and attributes to our Board; see "Evaluation of Director Candidates" on page 25
Active Board Refreshments	• Seven of our non-employee directors, representing over two-thirds of the non-employee directors, joined the Board within the last 10 years • New Lead Independent Director in 2019 • New Chair of CHC Committee in 2019	• Balanced mix of short- and long-tenured non-executive directors; average tenure of 10.4 years • Directors of varying ages from 47 to 74, providing a mix of perspectives • Annual review of the appropriate skills and characteristics required of the Board in the context of the Company's current business needs to ensure a diverse and robust range of necessary skill sets
Strong Lead Independent Director	• Active Lead Independent Director with a clearly defined role and responsibilities	

CORPORATE GOVERNANCE

Governance Highlights		
Frequent Executive Sessions	• Non-employee directors meet regularly without management, led by our Lead Independent Director	• Seven executive sessions held in 2022
Accountability and Engagement	• Annual election of directors using majority vote standard (no staggered board); plurality standard for contested elections • Active shareholder engagement, with regular shareholder outreach on issues including performance, executive compensation, and ESG policies and practices • Annual self-assessment of performance and effectiveness conducted by the Board and each Committee	• 2022 outreach to shareholders representing over 80% of voting shares, including over 250 meetings and discussions, including discussions with our largest institutional holders
Proxy Access	• Proxy access allows eligible shareholders to submit nominees to be included in the Company's Proxy Statement	
Shareholder Rights	• Shareholders can act by written consent between meetings	• Shareholders owning 10% of our common stock can call a special meeting of our shareholders in accordance with our By-Laws
Equity Ownership Guidelines	• 6x annual base salary for the CEO • 3x annual base salary for all Executive Vice Presidents	• A value of 5x annual director retainer for non-executive directors
Succession Planning	• The CHC Committee has primary responsibility for CEO and key executive succession planning	• Succession and executive development are discussed with the CEO, as well as without the CEO present in executive sessions
Director Orientation and Development	• Orientation and training programs for new directors on topics that include strategic plans, financial statements, governance, and key policies and practices	• Continuing education and ongoing training for directors
Risk Management Oversight	• Board has principal responsibility for oversight of our risk management process, including data security, privacy, and ESG matters	• The Audit, CHC, Quality and Compliance, and Nominating and Corporate Governance Committees each have responsibility for certain risk areas as outlined under "Board's Role in Risk Management" (page 24)

Board Composition

The cornerstone of our governance philosophy is an independent and highly qualified Board. All directors are elected annually by a majority of votes cast by shareholders. All Board committees are composed entirely of independent directors.

Labcorp's By-Laws provide for a Board of no fewer than one and no more than fifteen directors and our Corporate Governance Guidelines provide for a Board size ranging from no fewer than eight directors to no more than fifteen directors. There are currently eleven members of the Board, and each member is standing for election at the 2023 Annual Meeting. For more details about the nominees for directors and their biographies, please see "Proposal One – Election of Directors" (page 35).

The Board carefully evaluates each incoming director candidate based on selection criteria and overall priorities for Board composition, including the Board's commitment to actively developing a diverse pool of individuals from which director nominees may be selected. The selection criteria are periodically reviewed by the Nominating and Corporate Governance Committee with input from the rest of the directors. As our directors' commitments change, the Board revisits their situations to ensure that their service continues to be in the best interests of the Company and our shareholders. We believe that a range of tenure among Board members, coupled with a variety of backgrounds, ensures a balanced mix of longer tenured directors with deep perspectives on our business with fresh and diverse perspectives in the boardroom. Seven of the ten non-employee director nominees joined the Board within the last ten years.

It is the policy of the Board that any director who experiences a significant change in responsibilities in such director's present job will tender their resignation to the Chairman of the Board for consideration by the Nominating and Corporate Governance Committee, which will recommend to the Board the action, if any, to be taken with respect to the resignation. In January 2023, Ms. Kliphouse announced her intention to retire from her current employment in June 2023, and in light of this anticipated change in principal employment, submitted an offer of resignation. Following a review and upon a recommendation of the Nominating and Corporate Governance Committee, the Board declined her offer of resignation.

The following charts provide information on the expected composition of the directors on our Board if the current nominees are elected at the 2023 Annual Meeting.


DIRECTORS
90.9%
Independent
INDEPENDENT DIRECTOR DIVERSITY
60.0%
Diverse
INDEPENDENT DIRECTOR TENURE
1-5 Years
6-10 Years
11+ Years
INDEPENDENT DIRECTOR AGE
40-60 years of age
61-70 years of age
>70 years of age

Board Diversity Matrix (as of March 16, 2023)			
Board Size:			
Total Number of Directors:	11		
Gender Identity:	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	4	7		
Demographic Background:			
African American or Black	1	1		
Alaskan Native or Native American				
Asian		1		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	3	3		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background		2		

We expect high standards of ethical conduct from our directors and management as described in our Corporate Governance Guidelines and Code of Conduct and Ethics, both of which are available under the Corporate Governance section of the Investors page of our website at www.Labcorp.com. We have included some highlights from these principles and a summary of key policies below.

Board Independence

The Board believes that a substantial majority of its members should be independent, non-employee directors. The Board has established guidelines for determining director independence that are consistent with the current listing standards of the New York Stock Exchange (the "Listing Standards"). In addition, director affiliations and transactions are regularly reviewed to ensure that there are no conflicts or relationships that might impair a director's independence from the Company, senior management, and our independent registered accounting firm, as defined in the Listing Standards. Other than Mr. Schechter, all of our current Board members and all of the nominees for director qualify as "independent" as defined in the Listing Standards.

Board Leadership

The Chair of the Board leads the Board and oversees Board meetings and the delivery of information necessary for the Board's informed decision making. The Chair also serves as the principal liaison between the Board and our management. The Board and the Board's Nominating and Corporate Governance Committee routinely evaluates whether the roles of Chair and CEO should be separated or combined based on its judgment as to the structure that best serves the interests of the Company at the time. At this time, the Board believes that the positions of Chair and CEO should be held by the same person, as this combination provides unified leadership and direction in the management of the Company, contributing to cohesive, strong, and effective long-term vision and strategy, and delivering superior performance for our shareholders. This perspective also takes into account that the Company's business is complex, with over 80,000 people employed worldwide. Our CEO has a deep understanding of the Company's complex and multifaceted business and global operations, and we therefore believe that he is best placed to raise critical issues that require Board attention and facilitate timely and unfiltered communication between the Board and management.

Since 2009, the Board has required that an independent director serve as Lead Independent Director when (i) the CEO also serves as Chair; or (ii) the Chair otherwise is not an independent director. Accordingly, since

2009, the Board has appointed an active Lead Independent Director, with clearly defined roles and responsibilities that support independent oversight of management. In appointing the Lead Independent Director, the Board carefully considers the skills and experience necessary to undertake the role. The Lead Independent Director, among other tasks assigned in the Company's Corporate Governance Guidelines, presides at executive sessions of the Board, serves as a liaison between the Chair and the other directors, provides feedback from executive sessions to the Chair, remains available, as appropriate, to communicate with the Company's shareholders and other stakeholders, advises the Chair with respect to consultants who report directly to the Board, and advises the Chair with respect to the schedule, agenda, and information for Board meetings. The Board believes that appointing a Lead Independent Director provides an efficient and effective leadership model for the Company by fostering clear accountability, effective decision-making, robust risk oversight, alignment on corporate strategy between the Board and management, and a cohesive public face for the Company's independent Board members. Mr. Neupert has served as our Lead Independent Director since July 2019 and meets regularly with Mr. Schechter to review Board agendas, operations, and strategic issues discussed with the Board and other matters relating to the Board's oversight functions. In his role as the Lead Independent Director, Mr. Neupert leads the Board in its review of the Company's enterprise risk management process and the comprehensive assessment of key risks to the Company. Mr. Neupert also serves as the chair of the Nominating and Corporate Governance Committee and, therefore, oversees the Committee's role in the Board self-assessment process. This process fosters frank exchanges between directors and helps guide suggested changes or additions to committee responsibilities and operations.

In addition, as required by the Company's Corporate Governance Guidelines, the Board holds executive sessions without Company management and non-independent director participation. These sessions are generally held at each regularly scheduled meeting of the Board and at each special meeting upon the request of a majority of the independent directors attending the special meeting. The Company's Corporate Governance Guidelines provide that the independent directors shall meet on a periodic basis, but no fewer than five times a year on the same day as the regularly scheduled Board meetings. In 2022, Mr. Neupert, in his capacity as the Lead Independent Director, chaired seven meetings of the independent and non-employee directors to discuss strategy, compensation, succession planning, and other matters.

Board Oversight of ESG

The Board has principal responsibility for oversight of ESG topics, including environmental, social, human capital management, and governance, and delegates targeted oversight of specific areas of focus to its standing committees. For example, our CHC Committee oversees our human capital management risks, and regularly receives diversity, equity, and inclusion updates at its meetings from our Chief Human Resources Officer and our Chief Diversity and Inclusion Officer. Our Quality and Compliance Committee has oversight of our environmental sustainability and health and safety risks, our Audit Committee is responsible for the review of the system and controls over reporting that the Company has in place to ensure the accuracy of key disclosures related to environmental, social, and governance matters, and our Nominating and Corporate Governance Committee has oversight of our governance risks. Each committee regularly reports to the full Board.

Annual Self-Assessment

As part of its commitment to strong governance, the Board conducts an annual self-assessment of its performance and effectiveness. The purpose of the self-assessment is to determine whether the Board and its committees are functioning effectively and to improve the performance of the Board as a unit. The self-assessment process fosters frank exchanges between directors and helps guide suggested changes or additions to committee responsibilities and operations. As part of the assessment, each director completes detailed questionnaires (including a peer evaluation and an evaluation of each committee on which the director is serving) developed by the Lead Independent Director, and the Lead Independent Director then conducts individual interviews with each director. The Lead Independent Director then leads a discussion of the results of the annual self-assessment with the Nominating and Corporate Governance Committee and separately with the full Board. In addition, each Board committee conducts a similar self-assessment of its performance focused on such committee's key responsibilities. Feedback from the committees' self-assessments is reviewed in the applicable committee and also presented to the full Board for review and discussion. These processes allow for each director to individually reflect on Board and committee effectiveness, as well as to discuss performance as a group, providing a meaningful tool to focus on individual and collective areas for improvement.

CORPORATE GOVERNANCE

Board's Role in Risk Management

The Board oversees management's establishment and maintenance of the Company's risk management processes and regularly receives direct reports from those responsible for the operations of the Company. The Board delegates certain significant functional areas of risk management to the Board's committees. Each committee also conducts its own risk assessment and risk management activities throughout the year, some of which are highlighted in the "Board Committees and Their Functions" section below and reports its conclusions to the Board. The Board also encourages management to promote a corporate culture that integrates risk management into the Company's corporate strategy and day-to-day business operations in a way that is consistent with the Company's targeted risk profile.



Annually reviews the Company's enterprise risk management process and the comprehensive assessment of key financial, operational, information technology and security, medical and scientific standards of care, and regulatory risks and risks related to the Company's strategic plan, competitive activities, human capital management, and technological developments, as well as mitigating factors.

AUDIT COMMITTEE	COMPENSATION AND HUMAN CAPITAL COMMITTEE	QUALITY AND COMPLIANCE COMMITTEE	NOMINATING & CORPORATE GOVERNANCE COMMITTEE
• Assesses major financial risk exposures and steps taken by management to address the same • Reviews risks identified during the internal and external auditors' risk assessment procedures • Responsible for review of cybersecurity and other information technology risks, controls and procedures, and plans to mitigate cybersecurity risks and respond to data breaches • Responsible for the review of the system and controls over reporting that the Company has in place to ensure the accuracy of key disclosures related to ESG matters	• Reviews compensation plans and practices for consistency with best practices, alignment with the shareholders' interests, and support of the Company's objective to attract and retain skilled and talented employees • Oversees management of risks related to the Company's human capital, including diversity, equity, and inclusion • Responsible for oversight of the Company's Incentive Compensation Recoupment Policy, which provides the Committee with the ability to "clawback" incentive compensation	• Oversees management of risks relating to quality and compliance matters, including compliance with applicable legal, regulatory, and operational requirements, and assesses the adequacy of the investigation and remediation practices for quality and compliance issues • Responsible for overseeing management of risks relating to ESG activities and objectives and disclosures relating to environmental, sustainability, health and safety, and compliance and quality matters • Periodically reviews quality and compliance policy development and training	• Manages risks associated with corporate governance policies and practices • Assists in identifying individuals qualified to become Board members in accordance with the Company's Corporate Governance Guidelines • Assesses the performance of the Board and management pursuant to Corporate Governance Guidelines • Reviews and addresses risks related to Board and management succession planning

Cybersecurity Risk Management

The Audit Committee regularly reviews the Company's cybersecurity and other information technology risks, controls, and procedures, including the potential impact of such risks on the Company's business, financial results, operations and reputation, and plans to mitigate cybersecurity risks and respond to data breaches. The Audit Committee receives reports at its regularly scheduled meetings from the Chief Information Risk Officer and the Chief Information and Technology Officer on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program, and the emerging threat landscape. In addition, the Board receives briefings from the Chief Information Risk Officer and the Chief Information and Technology Officer at least annually.

Compensation Risk Assessment

The CHC Committee regularly reviews the Company's compensation policies and procedures to ensure that those practices are consistent with emerging best practices, are aligned with the shareholders' interests, and support the Company's objective to attract and retain skilled and talented employees. Throughout the year, management reviews compensation policies, practices, and changes in applicable regulations with the CHC Committee, including the impact of the Company's pay practices on the Company's risk profile. The CHC Committee also works directly with its independent compensation consultant, Frederic W. Cook & Co. ("FW Cook"), evaluating the Company's compensation philosophy and objectives to identify potential risks in the Company's pay practices. After reviewing FW Cook's analysis and the CHC Committee's findings, the Board has concluded that our compensation policies and practices are aligned with the interests of shareholders, appropriately reward pay for performance, and do not create risks that are reasonably likely to have a material adverse effect on the Company.

Identification and Evaluation of Director Candidates

Identification of Director Candidates

The Nominating and Corporate Governance Committee recommends a slate of directors to the Board for election by the Company's shareholders at each annual meeting of shareholders and also recommends candidates to the Board to fill any vacancies. Members of the Board are encouraged to identify potential candidates, who are then reviewed by the Committee. In addition, the Committee is authorized to engage professional search firms at the Company's expense to assist with the identification, evaluation, and due diligence of potential nominees for the Board. The Nominating and Corporate Governance Committee believes it is important to maintain a Board with diverse experiences and expertise in a range of areas including industry, operations, scientific and medical, financial, global business, and executive leadership. The Nominating and Corporate Governance Committee also considers other commitments of Board members and candidates, including other public company leadership roles and service on other public company boards, including board committee leadership roles. In addition, consistent with our continued focus on diversity, equity, and inclusion, the Nominating and Corporate Governance Committee also considers diversity when evaluating potential nominees for the Board.

Shareholders may also suggest individuals to be considered by the Board as potential nominees for election to the Board. A shareholder may submit an individual for consideration by the Board of Directors in connection with the 2024 Annual Meeting of Shareholders by providing certain information as set forth in the By-Laws, in writing, to the Corporate Secretary of the Company at 358 South Main Street, Burlington, North Carolina 27215. These suggestions for the 2024 Annual Meeting must be received no earlier than the 120th day prior to the anniversary date of the 2023 Annual Meeting (i.e., January 12, 2024) and no later than the 60th day prior to the anniversary date of the 2024 Annual Meeting (i.e., March 12, 2024). Nominees that comply with the foregoing procedures will receive the same consideration as other candidates identified by or to our Nominating and Corporate Governance Committee.

Under the Company's proxy access by-law, eligible shareholders also may submit their own nominations to the Board to be included in the Company's proxy statement for the 2024 Annual Meeting of Shareholders. The By-Laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of the Company's outstanding Common Stock continuously for at least three years, to nominate and have included in the Company's proxy materials persons for election to the Board constituting up to 20% of the Board, provided that the shareholder(s) and the

nominee(s) satisfy certain requirements specified in the By-Laws. For a shareholder nominee to be included in the Company's proxy statement for the 2024 Annual Meeting of Shareholders under the proxy access by-law, the information required by the By-Laws must be received by the Corporate Secretary of the Company at the address provided above no earlier than the close of business on the 150th day prior to the anniversary date of the distribution of this proxy statement (i.e., November 1, 2023) and no later than the close of business on the 120th day prior to the anniversary date of the distribution of this proxy statement (i.e., December 1, 2023).

The By-Laws may be obtained free of charge by writing to the Company's Corporate Secretary and are included as Exhibit 3.2 to the 2022 Annual Report.

Evaluation of Director Candidates

QUALIFICATIONS AND EXPERIENCE	ANDERSON	BÉLINGARD	DAVIS	GILLILAND	KLIPHOUSE	KONG	NEUPERT	PARHAM	SCHECHTER	WENGEL	WILLIAMS
Business Strategy Experience	●	●	●		●	●	●	●	●	●	
Corporate Finance and M&A	●	●	●	●	●	●	●	●	●	●	●
Corporate Governance Experience	●	●	●	●	●	●	●	●	●	●	●
Executive Leadership Experience	●	●	●	●	●	●	●	●	●	●	●
Healthcare/Clinical Research Background		●		●		●	●		●	●	●
International Experience	●	●	●		●		●	●	●	●	●
Risk Management Experience	●	●	●	●	●		●		●	●	●
Sales and Marketing Background	●	●	●		●			●	●		
Talent Management Expertise	●	●	●	●	●	●	●	●	●	●	●
Technology/Cybersecurity Experience	●				●		●		●		

When evaluating prospective candidates for director, including those nominated by shareholders, the Nominating and Corporate Governance Committee conducts individual evaluations of the candidates, taking into account the criteria enumerated in the Company's Corporate Governance Guidelines (see description below). Among other things, the Committee considers whether prospective candidates have:

- personal and professional integrity;
- skills and experience to advise the Company regarding its medical, scientific, operational, strategic, and governance goals;
- interest, capacity, and willingness to serve the long-term interests of the Company's shareholders;
- ability and willingness to devote the required amount of time to the Company's affairs, including attendance at Board and Committee meetings;
- exceptional ability and judgment; and
- freedom from personal and professional relationships that would adversely affect the ability to serve the best interests of the Company and its shareholders.

The Company's Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee is responsible for reviewing with the Board the appropriate skills and characteristics required of Board members in the context of the Company's business needs and the current composition of the Board. This assessment includes, among other characteristics, diversity, age, background, skills, and expertise in the context of the perceived needs of the Board at the time of such assessment. The Company believes that Board membership should reflect diversity in its broadest sense, including persons diverse in gender, race, ethnicity, and geography, and actively considers these factors in its analysis of potential nominees. The Board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions, including experience with publicly traded national, international, or multinational companies, executive or financial management experience, and/or achievement with distinction in their chosen fields. The Board believes that its composition reflects a balance of skills, experiences, diversity, and expertise that provides strong and broad oversight, practical experience, and strategic vision to the Company.

Director candidates, other than sitting directors, may be interviewed by the Chair of the Nominating and Corporate Governance Committee, other directors, the CEO the Chief Human Resources Officer, and the Corporate Secretary. The results of these interviews, as well as any other materials received by the Nominating and Corporate Governance Committee that it deems relevant, are considered by the Nominating and Corporate Governance Committee in making its recommendation to the Board.

As a part of the Company's continued process of Board renewal and succession planning, the Nominating and Corporate Governance Committee sought to add an additional director to the Board, particularly one who had a background and experience that included global executive and public company management expertise. As part of its efforts to identify potential nominees, the Board engaged Spencer Stuart, a professional search firm, to assist with the search. After a comprehensive review, Spencer Stuart identified Ms. Kliphouse as a potential Board member whose profile closely matched the qualifications that the Nominating and Governance Committee had identified. Following additional consideration by the Board and based on the recommendation of the Nominating and Corporate Governance Committee, Ms. Kliphouse was appointed to the Board on October 12, 2022.

Communications with the Board

Shareholders and interested parties may communicate with the Board, individually or as a group, by submitting written communications to the appropriately addressed Board member(s), c/o Corporate Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215.

All communications with the Board will be reviewed initially by the Corporate Secretary, who will relay all communications to the appropriate director or directors unless the communication is:

- an advertisement or other commercial solicitation or communication;
- obviously frivolous or obscene;
- unduly hostile, threatening, or illegal; or
- related to trivial matters (in which case it will be delivered to the intended recipient for review at the next regularly scheduled Board meeting).

Directors may decide whether any of the communications addressed to their attention should be presented to the full Board, to one or more of its committees, or to the Company's management. Each director also has the discretion to determine whether a response to the person sending the communication is appropriate. Any response will be made through the Company's Corporate Secretary in accordance with the Company's policies and procedures and applicable law, and regulations relating to the disclosure of information.

The Nominating and Corporate Governance Committee, comprised entirely of independent, non-employee directors, has reviewed and approved the foregoing procedures and is responsible for recommending changes to the procedures as necessary.

Board Committees and Their Functions

The Board has four standing committees that are each composed entirely of independent directors. The Nominating and Corporate Governance Committee reviews committee and committee chair assignments annually and recommends committee rosters to the full Board after considering factors such as the directors' business and corporate governance experience, their preferences, criteria for specific committee service, and the directors' other responsibilities and scheduling flexibility. While there is no specific requirement for committee refreshment, the Nominating and Corporate Governance Committee will recommend changes that are intended to ensure that the membership of each committee reflects the appropriate mix of tenure, experience, and fresh perspectives. Committee membership shown below is as of March 16, 2023:

	AUDIT COMMITTEE	COMPENSATION AND HUMAN CAPITAL COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	QUALITY AND COMPLIANCE COMMITTEE
Kerrii B. Anderson	Chair, Financial Expert		Member	
Jean-Luc Bélingard		Member		Member
Jeffrey A. Davis	Member, Financial Expert			Member
D. Gary Gilliland	Member			Member
Kirsten M. Kliphouse	Member			
Garheng Kong		Chair	Member	
Peter M. Neupert ✓	Member, Financial Expert		Chair	
Richelle P. Parham		Member	Member	
Adam H. Schechter				
Kathryn E. Wengel		Member		Member
R. Sanders Williams	Member			Chair
Number of 2022 Meetings	8	4	4	4

 | *Chair*

| *Member*

| *Financial Expert*

✓ | *Lead Independent Director*

Charters for each of the committees are available under the Corporate Governance tab of the Investors page of our website at www.Labcorp.com. Each committee reviews its respective charter on an annual basis.



Audit Committee

MEMBERS

Ms. Anderson *(Committee Chair, Financial Expert)*, Mr. Davis *(Financial Expert)*, Dr. Gilliland, Ms. Kliphouse, Mr. Neupert *(Financial Expert)*, and Dr. Williams.

The Audit Committee is responsible for assisting the Board with the following functions:

- the selection, appointment, compensation and oversight of the work of any independent registered public accounting firm employed by the Company;

- reviewing the qualifications and independence of the Company's independent registered public accounting firm;

- assisting the Board with oversight of the integrity of the financial statements of the Company;

- ensuring that the Company complies with legal and regulatory requirements as they impact the Company's financial statements or reporting systems;

- overseeing the Company's internal audit functions and internal controls, including approving a risk-based internal audit plan and approving the Internal Audit Charter on an annual basis;

- reviewing the system and controls over reporting that the Company has in place to ensure the accuracy of its key disclosures related to environmental, social, and governance matters;

- overseeing the Company's management of financial risks, including with respect to risk assessment and risk management;

- reviewing all related party transactions in accordance with the Company's Related Party Transactions Policy;

- producing an Audit Committee report as required by the SEC to be included in the Company's annual proxy statement; and

- regularly reviewing the Company's cybersecurity and other information technology risks, controls and procedures, including the potential impacts of such risks on the Company's business, financial results, operations and reputation, and the Company's plans to mitigate cybersecurity risks and to respond to data breaches, and regularly receiving reports from, and meeting with, the Chief Information Risk Officer and Chief Information and Technology Officer to review cybersecurity issues.

The Audit Committee meets regularly and in executive sessions with the Company's independent auditor, management, and the Company's internal auditors. In its meetings with the independent auditor and the internal auditors, the Audit Committee discusses, among other things, the overall scope and plans for their respective audits, the results of their examinations, critical audit matters, and their evaluations of the Company's internal controls.

The Audit Committee constitutes a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has determined that Ms. Anderson, Mr. Davis, and Mr. Neupert are each an "audit committee financial expert" as defined in the SEC's rules. The Board has also determined that Ms. Anderson, Mr. Davis, and Mr. Neupert each have the "accounting or related financial management expertise" required by the Listing Standards.



Compensation and Human Capital Committee

MEMBERS
Dr. Kong (*Committee Chair*)
Mr. Bélingard, Ms. Parham, and Ms. Wengel

The CHC Committee is responsible for assisting the Board with the following functions:

- reviewing the Company's compensation and benefit policies, procedures and objectives, including any perquisites paid to the CEO and other executive officers and directors;

- performing an annual review of and making recommendations to the full Board regarding the goals and objectives for CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and reviewing the compensation paid to the CEO and other executive officers;

- reviewing and evaluating the compensation paid to the Company's non-employee directors;

- reviewing the CEO's annual report on management development and assisting the Board in overseeing management succession plans;

- monitoring the evolving executive compensation landscape and considering shareholder feedback;

- reviewing and overseeing the Company's incentive compensation and equity plans;

- evaluating the Company's pay practices in relation to the Company's risk profile and compensation philosophy;

- approving and periodically assessing the effectiveness of any policies or plans related to the recoupment of incentive compensation, or "clawback" policies;

- overseeing the Company's policies and strategies related to its culture and human capital management, including diversity, equity, and inclusion;

- producing a CHC Committee report as required by the SEC to be included in the Company's annual proxy statement; and

- assisting the Board in overseeing development and corporate succession plans for the corporate senior leadership team.



Nominating and Corporate Governance Committee

MEMBERS
Mr. Neupert (*Committee Chair*), Ms. Anderson,
Dr. Kong, and Ms. Parham

The Nominating and Corporate Governance Committee is responsible for assisting the Board with the following functions:

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board and succession planning;

- evaluating and analyzing annually the independence and commitments of each member of the Board;

- recommending to the Board the director nominees for the annual meeting of shareholders and the director nominees for each Board Committee;

- reviewing and evaluating any actual or potential conflicts of interest relating to any director that may affect a director's continued service on the Board;

- reviewing and reassessing, on an annual basis, the adequacy of the corporate governance principles of the Company and recommending any proposed changes to the Board for approval; and

- leading the Board in its annual self-assessment.



Quality and Compliance Committee

MEMBERS
Dr. Williams (*Committee Chair*), Mr. Bélingard, Mr. Davis, Dr. Gilliland, and Ms. Wengel

The Quality and Compliance Committee is responsible for assisting the Board in carrying out its oversight responsibility with respect to quality and compliance issues. This oversight responsibility includes ensuring that management adopts and implements policies and procedures that require the Company's employees to act in accordance with high ethical standards, deliver high quality services and comply with healthcare and other legal requirements. The Quality and Compliance Committee is responsible for reviewing the Company's processes intended to assure excellent performance and meet scientific, medical and regulatory quality performance benchmarks.

In furtherance of the foregoing, the Quality and Compliance Committee annually reviews the Company's programs and practices related to scientific, medical, and regulatory quality and compliance, including a periodic reassessment of the adequacy of:

- quality and compliance policy development;
- quality and compliance reporting/tracking systems;
- investigation and remediation practices for quality and compliance issues; quality and compliance reporting/tracking systems;
- meeting scientific, medical, and regulatory quality performance benchmarks;
- education and training of Company personnel on quality and compliance;

- quality and compliance function responsibilities, staffing and budget; and
- the Company's programs for management of risks relating to ESG activities and objectives and disclosures relating to environmental, sustainability, health and safety, and compliance and quality matters.

Additionally, the Quality and Compliance Committee meets regularly, but no less than annually, with each of the Company's Chief Compliance Officer and Chief Medical Officer and, as necessary, heads of the Company's corporate compliance and quality functions, regarding the implementation and effectiveness of the Company's scientific, medical and regulatory compliance program, and receives and reviews periodic reports regarding, among other things:

- compliance-related activities and on-going compliance training programs;
- the quality assurance activities conducted by the quality functions;
- compliance audit plans and results;
- the results of internal quality audits;

- the status and results of audits, inspections, investigations, and enforcement actions by regulatory authorities;
- any significant deviations observed by the Company's quality functions; and
- the status of any corrective and preventative action plans initiated by those functions.

Board and Committee Meetings

During 2022, the Board held seven meetings and the Board's standing committees held a total of 20 meetings, and each of the directors attended no less than 89% of the total meetings of the Board and the Committees of which such director was a member. In his capacity as the Lead Independent Director, Mr. Neupert chaired seven meetings of the independent and non-employee directors on the same days as regularly scheduled Board meetings. Members of the Board are encouraged to attend our annual meetings and all of the directors who were then serving attended the 2022 Annual Meeting of Shareholders.

Corporate Governance Policies and Procedures

Corporate Governance Guidelines

The Board has adopted a set of Corporate Governance Guidelines that address a number of topics, including composition of the Board, director independence, director commitments, annual self-assessment by the Board and its Committees, retirement of directors, and succession planning. The Nominating and Corporate Governance Committee reviews the Corporate Governance Guidelines on a regular basis and any proposed additions or amendments are submitted to the full Board for its consideration. Shareholders may request a printed copy of the Corporate Governance Guidelines from the Corporate Secretary or access a copy on the Investors page under the Corporate Governance tab of Labcorp's website at www.Labcorp.com.

Code of Conduct and Ethics

The Board has also adopted a Code of Conduct and Ethics (the "Code") that is applicable to all directors, officers, and employees of the Company and its subsidiaries and affiliates. The Code sets forth Company policies and expectations on a number of topics, including but not limited to, conflicts of interest, confidentiality, compliance with laws (including insider trading laws), preservation and use of Company assets, and business ethics. The Code also sets forth procedures for reporting and handling any potential violation of the Code, conflicts of interest, and the appearance of any conflict of interest. The Code is regularly reviewed by management, the Audit Committee, and the Quality and Compliance Committee, and proposed additions or amendments are considered by the Board. Shareholders may request a printed copy of the Code of Conduct and Ethics from the Corporate Secretary or access a copy under the Corporate Governance tab of the Investors page on Labcorp's website at www.Labcorp.com. In addition, any waivers for directors, officers, and employees of the Company or amendments to the Code will also be posted on Labcorp's website.

Related Party Transactions

The Board has adopted a Related Party Transaction Policy pursuant to which, and in accordance with its charter, the Board's Audit Committee, or the full Board, is responsible for reviewing and approving the terms and conditions of related party transactions. The Company's directors and key employees, including all members of senior management, complete annual reports disclosing, or certifying the absence of, any related party transactions. The Audit Committee reviews all potential transactions involving related persons (as such transactions are defined by Item 404(a) of Regulation S-K as promulgated by the SEC) before allowing the Company to enter into any such transaction. Based on the Company's review of its transactions, there have been no transactions or proposed transactions considered to be related party transactions since January 1, 2022.

DIRECTOR COMPENSATION

The Company's non-employee director compensation is designed to attract and retain highly qualified, independent directors to represent shareholders on the Board and act in their best interest. The CHC Committee, which consists solely of independent directors, has primary responsibility for setting our non-employee director compensation. FW Cook, the Committee's independent compensation consultant, assists the CHC Committee in evaluating our non-employee director compensation program.

Elements of Non-Employee Director Compensation

Non-employee director compensation is designed to align non-employee director compensation with emerging best practices and reflect the Board's belief that non-employee director compensation should not depend upon the number of meetings held, but rather on the ongoing work and role of the directors throughout the year. The 2022 elements of our non-employee director compensation included the following:

- *Annual Retainer.* An annual retainer of $115,000 was paid to each non-employee director in quarterly installments.

- *Committee Chair Annual Retainer.* The Chair of each standing committee of the Board received an additional retainer, paid on a quarterly basis. The retainer for the Chair of the Audit Committee is $25,000 and the retainer for the Chairs of the CHC Committee, the Nominating and Corporate Governance Committee, and the Quality and Compliance Committee each are $20,000.

- *Lead Independent Director Annual Retainer.* The additional retainer for the Lead Independent Director is $45,000, paid on a quarterly basis.

- *Equity Compensation.* Each non-employee director who was then serving on the Board received a grant of restricted stock units having a value of approximately $205,000 on February 11, 2022, subject to the requirements of the Company's Director Stock Ownership Program (as further described below). The number of restricted stock units granted was determined by using the closing price of the Company's Common Stock on the grant date

($276.26). The restricted stock units vested fully on February 11, 2023.

The Company has a policy of granting to each new director that joins the Board an equity award with a prorated amount of the value of the annual award granted to all directors, with a one-year vesting period. Ms. Kliphouse received a grant of restricted stock units on October 12, 2022, in connection with her appointment to the Board, having a value of approximately $68,333, subject to the requirements of the Company's Director Stock Ownership Program. The number of restricted stock units granted was determined by using the closing price of the Company's Common Stock on the grant date ($204.83). The restricted stock units will vest fully on October 12, 2023.

- *Reimbursement of Expenses.* Each director is reimbursed for such director's reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of the Board or its Committees, as well as for related activities such as director education courses and materials consistent with our policies concerning reimbursement for travel, entertainment, and other expenses.

Effective January 1, 2023, the non-employee director annual retainer was increased to $120,000 and the annual grant of restricted stock units to each non-employee director was increased in value to approximately $210,000, subject to the requirements of the Company's Director Stock Ownership Program. Following a study of non-employee director compensation relative to the Company's peer group and broader industry practice, FW Cook recommended the increase in order to remain competitive with anticipated market movement.

Director Stock Ownership Program

Maintaining a significant personal level of stock ownership ensures that each director is financially aligned with the interests of our shareholders. The Board believes that by holding an equity position in the Company, directors demonstrate their alignment with the long-term strategy and initiatives of the Company. Each non-employee director is required to acquire and maintain a number of shares having a value equal to five times that of the annual cash retainer.

For purposes of determining whether the stock ownership requirement is satisfied, a calculation is performed for each director annually as of the business day closest to June 30 of each year (the "Measurement Date"), utilizing the average closing price of the Company's Common Stock for the 90-day period ending on the Measurement Date. For new participants, the stock ownership requirement is initially determined as of the date that the director becomes a participant, utilizing the average closing price of the Company stock for the 90-day period ending on that date.

Until the required level of ownership is met, a director is required to hold 50% of any shares of Common Stock acquired upon the lapse of restrictions on any stock grant. If a director fails to meet or show progress towards satisfying these requirements, the CHC Committee may reduce future equity grants to that director. Once satisfied, each director is required to maintain the required level of stock ownership for such director's entire tenure of service on the Board. Each member of our Board is currently in compliance with the director stock ownership program, either through satisfying the required level of ownership, or by satisfying the holding requirement.

Summary of 2022 Director Compensation

The compensation paid by the Company to the directors for 2022, other than Mr. Schechter, is set forth in the table below. Information on compensation for Mr. Schechter is set forth in the "Executive Compensation" section below (page 69).

NAME	FEES EARNED OR PAID IN CASH ($)[1]	RESTRICTED STOCK UNIT AWARDS ($)[2]	ALL OTHER ($)[3]	TOTAL ($)
Kerrii B. Anderson	$140,000	$204,985	$-	$344,985
Jean-Luc Bélingard	$115,000	$204,985	$-	$319,985
Jeffrey A. Davis	$115,000	$204,985	$-	$319,985
D. Gary Gilliland	$115,000	$204,985	$-	$319,985
Kirsten M. Kliphouse	$25,313	$68,208	$-	$93,521
Garheng Kong	$135,000	$204,985	$-	$339,985
Peter M. Neupert	$180,000	$204,985	$-	$384,985
Richelle P. Parham	$115,000	$204,985	$-	$319,985
Kathryn E. Wengel	$115,000	$204,985	$-	$319,985
R. Sanders Williams	$135,000	$204,985	$-	$339,985

(1) Includes annual retainer payments of $115,000 for each director, except for Ms. Kliphouse, who received a prorated retainer payment of $25,313. Also includes Committee Chair annual retainer payments of $25,000 to Ms. Anderson, $20,000 to Dr. Kong, Dr. Williams and Mr. Neupert, and $45,000 to Mr. Neupert for serving as Lead Independent Director.

(2) Amounts represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for restricted stock units awarded to each director in 2022. For a discussion of the assumptions made in these valuations, see Notes 1 and 13 to the Company's audited financial statements included within its 2022 Annual Report. The aggregate number of restricted stock units held by each director as of December 31, 2022 was 742 with the exception of Ms. Kliphouse, who held 333. There were no unvested non-qualified stock options or vested and exercisable stock options held by any director as of December 31, 2022.

(3) We ceased granting stock options to non-employee directors in 2013.

PROPOSAL ONE – ELECTION OF DIRECTORS

The full Board, upon recommendation of the Nominating and Corporate Governance Committee, has nominated each of Kerrii B. Anderson, Jean-Luc Bélingard, Jeffrey A. Davis, D. Gary Gilliland, Kirsten M. Kliphouse, Garheng Kong, Peter M. Neupert, Richelle P. Parham, Adam H. Schechter, Kathryn E. Wengel, and R. Sanders Williams for election at the 2023 Annual Meeting to hold office until the next annual meeting of shareholders or until such director's death, resignation, or removal. All nominees have consented to serve, and the Board does not know of any reason why any nominee would be unable to serve. No director nominee is related to any of our other director nominees or executive officers, and there are no arrangements or understandings between a director and any other person pursuant to which such person was selected as a director nominee. If a nominee becomes unavailable or unable to serve before the 2023 Annual Meeting, the Board can either reduce its size or designate a substitute nominee. If the Board designates a substitute, your proxy will be voted for the substitute nominee.

Information about each nominee is included below, including details about the nominee's qualifications, skills, and experiences that supported the determination by the Nominating and Corporate Governance Committee and the Board that the person should serve as a director of Labcorp.

Nominees to the Board of Directors



AGE
58

President and Chief Executive Officer

DIRECTOR SINCE
APRIL 2013

ADAM H. SCHECHTER
Chairman, President and Chief Executive

PROFESSIONAL HIGHLIGHTS
Adam H. Schechter has served as a director of the Company since April 1, 2013, the President and Chief Executive Officer of the Company since November 1, 2019, and Chairman of the Board since May 13, 2020. Prior to that, Mr. Schechter was President of Global Human Health and an Executive Vice President of Merck & Co., Inc., a pharmaceutical company, from 2010 to 2018, where he was a member of Merck's executive committee. He served as special advisor to the CEO of Merck from January 2019 to July 2019. Prior to becoming President, Global Human Health, Mr. Schechter served as President, Global Pharmaceutical Business from 2007 to 2010. Mr. Schechter holds a bachelor's degree in biology from La Salle University and was awarded an honorary Doctor of Humane Letters degree from the university in 2021.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE
- DaVita Inc.

OTHER RELEVANT EXPERIENCE
- Vice Chair of the Board of Directors for the American Clinical Laboratory Association
- Board Member of Water.org
- Corporate Advisory Council for the National Alliance for Hispanic Health

SKILLS AND QUALIFICATIONS
- Global and U.S.-focused leadership roles, while at Merck, spanning sales, marketing, and managed markets, as well as business and product development
- Deep knowledge of the pharmaceutical and healthcare industries and extensive experience collaborating with many of the industries' key stakeholders to achieve patient-focused outcomes
- CERT Certificate in Cybersecurity Oversight

         



AGE
65

DIRECTOR SINCE
MAY 2006

- Audit Committee (Chair) (Financial Expert)
- Nominating and Corporate Governance Committee

KERRII B. ANDERSON

Independent Director

PROFESSIONAL HIGHLIGHTS

Kerrii B. Anderson has served as a director of the Company since May 17, 2006. Ms. Anderson was Chief Executive Officer of Wendy's International, Inc., a restaurant operating and franchising company, from April 2006 until September 2008, when the company was merged with Triarc. Ms. Anderson served as Executive Vice President and Chief Financial Officer of Wendy's International from 2000 to 2006. Prior to this position, she was Chief Financial Officer, Senior Vice President of M/I Schottenstein Homes, Inc. from 1987 to 2000.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Worthington Industries, Inc.
- Abercrombie & Fitch Co.
- The Sherwin-Williams Company

PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Chiquita Brands International Inc., Chairwoman
- PF Chang's China Bistro, Inc.

OTHER RELEVANT EXPERIENCE

- Financial Committee of the Columbus Foundation
- Board of Trustees, Chair of Executive Compensation for OhioHealth
- Board of Trustees, Audit Committee for Elon University

SKILLS AND QUALIFICATIONS

- Strong record of leadership in operations and strategy
- Audit committee financial expert with CEO and CFO experience
- Extensive public company board, governance, and audit committee experience
- Extensive financial, mergers and acquisitions, international, talent management, corporate governance and executive compensation experience
- CERT Certificate in Cybersecurity Oversight

       



AGE
74

DIRECTOR SINCE
APRIL 1995

- Compensation and Human Capital Committee
- Quality and Compliance Committee

JEAN-LUC BÉLINGARD

Independent Director

PROFESSIONAL HIGHLIGHTS

Jean-Luc Bélingard has served as a director of the Company since April 28, 1995. Mr. Bélingard currently serves as Operating Advisor to Clayton, Dubilier & Rice, a private equity investment firm, since October 2019. From 2011 to December 2017, Mr. Bélingard served as Chairman and CEO of bioMérieux (Président Directeur Général), the worldwide leader of the IVD microbiology segment and a non-U.S. public company. Mr. Bélingard continues to serve on the board of directors of bioMérieux and as Vice President of Institut Mérieux. Mr. Bélingard retired as Chairman and Chief Executive Officer of Ipsen SA, a diversified French healthcare holding company, on November 22, 2010. He had served in that position since 2002. Prior to this position, Mr. Bélingard was Chief Executive Officer from 1999 to 2001 of bioMérieux-Pierre Fabre, a diversified French healthcare holding company, where his responsibilities included the management of that company's worldwide pharmaceutical and cosmetic business. From 1990 to 1999, Mr. Bélingard was Chief Executive Officer of Roche Diagnostics and a member of the Hoffman La Roche group Executive Committee.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Lupin Limited (India) (non-U.S.)
- bioMérieux SA (France) (non-U.S.)

OTHER RELEVANT EXPERIENCE

- Director of Transgene SA, an Institut Mérieux company
- Board member of Laboratoire Pierre Fabre S.A., which is owned by The Pierre Fabre Foundation, a government-recognized public organization
- Member of the Advisory Group of Novo Holdings, wholly owned by the Novo Nordisk Foundation.
- Bill and Melinda Gates Foundation CEO Roundtable
- French Federation of Health Industries (Fédération Française des Industries de Santé), previous Chairman
- Conseil National de l'Industrie (C.N.I.) (prior member)

SKILLS AND QUALIFICATIONS

- Long tenure at Roche, Ipsen and bioMérieux demonstrates valuable business, leadership and management experience, including leading a large healthcare organization with global operations
- Strong strategic, operational, and risk management background and international perspective
- Extensive corporate governance experience through service on other public company boards

         



AGE
59

DIRECTOR SINCE
DECEMBER 2019

- Audit Committee (Financial Expert)
- Quality and Compliance Committee

JEFFREY A. DAVIS

Independent Director

PROFESSIONAL HIGHLIGHTS

Jeffrey A. Davis has served as a director of the Company since December 1, 2019. Mr. Davis currently serves as the Chief Financial Officer of Dollar Tree, Inc., a leading operator of discount variety stores, a role he has held since October 2022. Prior to his time at Dollar Tree, Inc., Mr. Davis served as Chief Financial Officer of Qurate Retail Group, a leading retailer and media conglomerate comprised of eight retail brands including QVC, HSN, and Zulily from October 2018 through August 2022. Prior to Qurate Retail Group, Mr. Davis served as Chief Financial Officer of J. C. Penney Company Inc., a retail company, from July 2017 until September 2018. Prior to joining J. C. Penney, Mr. Davis served as Chief Financial Officer of Darden Restaurants, Inc., a restaurant operator, from July 2015 until March 2016, and Chief Financial Officer of the Walmart U.S. segment of Walmart Inc. from January 2014 to May 2015, and in various other positions of increasing responsibility at Walmart U.S. from 2006 to 2013. Mr. Davis' experience also includes nine years in senior executive roles at Lakeland Tours LLC and McKesson Corporation. Mr. Davis is a certified public accountant and holds a bachelor's degree in accounting from the Pennsylvania State University and a master's degree in business administration from the Joseph M. Katz Graduate School of Business at the University of Pittsburgh.

SKILLS AND QUALIFICATIONS

- Extensive executive leadership experience, including financial management and public company leadership experience as a CFO across multiple industries
- Extensive experience in operations, finance, capital structure, and mergers and acquisition
- Audit Committee financial expert
- Executive sponsor of diversity initiatives

       



AGE
68

DIRECTOR SINCE
APRIL 2014

- Audit Committee
- Quality and Compliance Committee

D. GARY GILLILAND, M.D., PH.D.
Independent Director

PROFESSIONAL HIGHLIGHTS

D. Gary Gilliland has served as a director of the Company since April 1, 2014. Dr. Gilliland has served as President and Director Emeritus of the Fred Hutchinson Cancer Research Center, a research organization, in Seattle, WA since January 31, 2020. From January 2, 2015 to January 30, 2020, Dr. Gilliland previously served as President and Director of the Fred Hutchinson Cancer Research Center. Prior to that, he was the inaugural Vice Dean and Vice President for Precision Medicine at the University of Pennsylvania Perelman School of Medicine from October 2013 to January 2015, where he was responsible for synthesizing research and clinical-care initiatives across all medical disciplines including cancer, heart and vascular medicine, neurosciences, genetics, and pathology, to create a national model for the delivery of precise, personalized medicine. From 2009 until he joined Penn Medicine in 2013, Dr. Gilliland was Senior Vice President of Merck Research Laboratories and Oncology Franchise Head. At Merck, Dr. Gilliland oversaw first-in-human studies, proof-of-concept trials, and Phase II/III registration trials that included the development of pembrolizumab (anti-PD1) for treatment of cancer, and managed all preclinical and clinical oncology-licensing activities. Prior to joining Merck, Dr. Gilliland was a member of the faculty at Harvard Medical School for nearly 20 years, where he served as Professor of Medicine and a Professor of Stem Cell and Regenerative Biology. He was also an Investigator of the Howard Hughes Medical Institute from 1996 to 2009, Director of the Leukemia Program at the Dana-Farber/Harvard Cancer Center from 2002 to 2009, and Director of the Cancer Stem Cell Program of the Harvard Stem Cell Institute from 2004 to 2009. Dr. Gilliland has a Ph.D. in Microbiology from UCLA and an M.D. from UCSF.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Nuvalent, Inc.

OTHER RELEVANT EXPERIENCE

- Fellow of the American Association for Cancer Research (AACR)
- Member of the American Society of Clinical Investigation (ASCI)
- Member of the Association of American Physicians (AAP)
- Member of the American Academy of Arts of Sciences (AAAS)
- Member of the National Academy of Medicine (NAM)

SKILLS AND QUALIFICATIONS

- Board-certified in Internal Medicine and Fellowship training in Hematology and Oncology, each at Harvard Medical School
- Expertise in cancer genetics and experience working within medical communities ranging from academia to the pharmaceutical industry
- Executive experience in clinical research and healthcare finance and mergers and acquisitions

     



AGE
56

DIRECTOR SINCE
OCTOBER 2022

- Audit Committee

KIRSTEN M. KLIPHOUSE

Independent Director

PROFESSIONAL HIGHLIGHTS

Kirsten M. Kliphouse has served as a director of the Company since October 12, 2022. Ms. Kliphouse announced she intends to retire from her position as the President of Google Cloud Americas effective June 30, 2023. Ms. Kliphouse has served in this position since March 2022, and is responsible for leading and growing the sales, go-to-market, customer engagement, channel, and services organizations. At Google Cloud, she also serves as the Global Chair of the Aspiring Leadership Academy and Women@Google Cloud. Prior to her position as President, Ms. Kliphouse served as President of the North American division of Google Cloud from June 2019. Prior to Google Cloud, Ms. Kliphouse was Senior Vice President at Red Hat, Inc., a subsidiary of International Business Machines Corporation, Chief Executive Officer of Yardarm Technologies, a hardware and software solutions company, and founder and Chief Executive Officer of Scaling Ventures, a technology investment and advisory firm. Prior to her position at Yardarm, Ms. Kliphouse spent more than 25 years at Microsoft, Inc., where she was part of the executive leadership team and held numerous executive positions in Enterprise Sales, Original Equipment Manufacturers (OEM), Partner and Channels, and as Corporate Vice President of Customer Support, Success and Professional Services, during which she led more than 10,000-employees globally. Ms. Kliphouse is a recipient of the Founders Award for her superior leadership and contributions to the business. Ms. Kliphouse holds a degree in Computer Information Sciences and Business from Muhlenberg College.

SKILLS AND QUALIFICATIONS

- Global cybersecurity incident response and remediation
- Executive leadership experience including by delivering operational and financial results
- Depth of experience within the technology sector, mergers and acquisitions, and business development

       





AGE
47

DIRECTOR SINCE
DECEMBER 2013

- Compensation and Human Capital Committee (Chair)
- Nominating and Corporate Governance Committee

GARHENG KONG, M.D., PH.D.

Independent Director

PROFESSIONAL HIGHLIGHTS

Garheng Kong has served as a director of the Company since December 1, 2013. Dr. Kong has been managing partner of HealthQuest Capital, a healthcare-focused investment firm, since he founded HealthQuest Capital in 2012. He was previously a general partner at Sofinnova Capital, a position he held from 2010 to 2013. Before joining Sofinnova, Dr. Kong was a general partner from 2000 to 2010 at Intersouth Partners, a venture capital firm where he was a founding investor or board member for various life science ventures, several of which were acquired by large pharmaceutical companies. Prior to his investing career, Dr. Kong was employed by GlaxoSmithKline, McKinsey & Company, and TherOx. Dr. Kong holds an M.D. and Ph.D. in Biomedical Engineering and an M.B.A. from Duke University.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Venus Concept Inc.
- Alimera Sciences, Inc.
- Xeris Biopharma Holdings, Inc. (formerly Strongbridge Biopharma plc)

PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Histogenics Corporation
- Avedro, Inc.
- Melinta Therapeutics, Inc.

OTHER RELEVANT EXPERIENCE

- Duke University Medical Center Board of Visitors

SKILLS AND QUALIFICATIONS

- Knowledge and experience in both the healthcare and finance fields
- Executive leadership experience
- Life science-related venture capital experience
- Corporate governance expertise through service on public company boards

     



AGE
67

DIRECTOR SINCE
JANUARY 2013

- Lead Independent Director
- Audit Committee (Financial Expert)
- Nominating and Corporate Governance Committee (Chair)

PETER M. NEUPERT
Independent Director

PROFESSIONAL HIGHLIGHTS

Peter M. Neupert has served as a director of the Company since January 1, 2013. Mr. Neupert was an Operating Partner at Health Evolution Partners, a health only, middle market private equity firm, from January 2012 until June 2015. Prior to that, Mr. Neupert served as Corporate Vice President of the Microsoft Health Solutions Group from its formation in 2005 to January 2012. Mr. Neupert served on the U.S. President's Information Technology Advisory Committee ("PITAC"), co-chairing the Health Information Technology Subcommittee and helping to drive the "Revolutionizing Health Care Through Information Technology" report, published in June 2004. Mr. Neupert served as the founding President and Chief Executive Officer of drugstore.com from 1998 to 2001 and as Chairman of the board of directors through September 2004.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Adaptive Biotechnologies Corporation, Lead Independent Director

PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Quality Systems, Inc. (now NextGen Healthcare, Inc.)
- AQuantive.com, Director
- drugstore.com, Chairman

OTHER RELEVANT EXPERIENCE

- Institute of Medicine's Roundtable on Value & Science-Driven Healthcare, prior Member
- Fred Hutchinson Cancer Research Center, prior Trustee
- Truveta.com, Director
- Freedom Innovations LLC, prior Director

SKILLS AND QUALIFICATIONS

- Expertise in health information technology and how to grow shareholder value leveraging business strategies with technology
- Audit committee financial expert
- Corporate governance and business strategy expertise
- Expertise and experience in cybersecurity matters

       



AGE
55

DIRECTOR SINCE
FEBRUARY 2016

- Compensation and Human Capital Committee
- Nominating and Corporate Governance Committee

RICHELLE P. PARHAM
Independent Director

PROFESSIONAL HIGHLIGHTS

Richelle Parham has served as a director of the Company since February 8, 2016. Ms. Parham currently serves as the President of Global E. Commerce and Business Development of Universal Music Group, since June 2021. Prior to Universal Music Group, Ms. Parham served as a Managing Director of WestRiver Group, which is a collaboration of leading investment firms that provides integrated capital solutions to the global innovation economy with investments focused on technology, life sciences, energy, and experiential sectors from October 2019 to May 2021. She is currently a Strategic Advisor at Camden Partners, a private equity firm, where she previously served as a General Partner from October 2016 to October 2019. Prior to Camden Partners, Ms. Parham served as Vice President, Chief Marketing Officer of eBay from November 2010 to March 2015. Ms. Parham was responsible, globally, for eBay brand strategy and brand marketing, to reach 108+ million active eBay users, Internet marketing and for customer relationship management. Prior to joining eBay, Ms. Parham served as head of Global Marketing Innovation and Initiatives and head of Global Marketing Services at Visa, Inc. from 2008 to 2010. Ms. Parham founded and serves as Executive Chairman of the Board of Directors for Shyn, an oral care product company since January 2018. Her experience also includes 13 years at Digitas, Inc., a leading marketing agency, where she held a variety of senior leadership roles, including senior vice president and general manager of the agency's Chicago office.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Best Buy Co., Inc.

PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Scripps Network Interactive Inc.
- e.l.f. Beauty, Inc.

OTHER RELEVANT EXPERIENCE

- Girls Who Code, Prior Advisory Board member
- Board of Trustees of Drexel University

SKILLS AND QUALIFICATIONS

- Extensive senior-level executive experience, including in corporate finance and mergers and acquisitions
- More than 20 years of global strategy and marketing experience, as well as expertise in understanding consumers and the consumer decision journey

       



AGE
57

DIRECTOR SINCE
MARCH 2021

- Compensation and Human Capital Committee
- Quality and Compliance Committee

KATHRYN E. WENGEL
Independent Director

PROFESSIONAL HIGHLIGHTS

Kathryn E. Wengel has served as a director of the Company since March 25, 2021. Ms. Wengel currently serves as the Executive Vice President & Chief Technical Operations & Risk Officer of Johnson & Johnson, a leading healthcare company, since January 2, 2023. Prior to her position as Chief Technical Operations & Risk Officer, Ms. Wengel served as Chief Global Supply Chain Officer since July 2018. She also continues to serve as an Executive Committee member and Executive Officer of Johnson & Johnson, a position that she has held since July 2018. Since joining Johnson & Johnson in 1988, Ms. Wengel has served in various positions of increasing responsibility across the enterprise both in the U.S. and various locations globally, including as the Worldwide Vice President, Chief Supply Chain Officer from March 2014 until July 2018, and as the Company's first Chief Quality Officer from April 2010 until March 2014. Ms. Wengel holds a Bachelor of Science in Civil Engineering and operations research from Princeton University.

RELEVANT EXPERIENCE

- GS1 Global, Chairman of Board of Directors, Compensation Committee Member, Executive Committee Chairman
- U.S. National Association of Manufacturers, Vice-Chairman Advancing Women's Excellence in Supply Chain Operations Management and Education, Advisory Board Member

SKILLS AND QUALIFICATIONS

- Extensive experience in managing complex supply chains, operations, and quality and compliance
- Knowledge and experience in the healthcare field
- Executive leadership experience
- Advocate and sponsor of several key diversity initiatives

       



AGE
74

DIRECTOR SINCE
MAY 2007

- Audit Committee
- Quality and Compliance Committee (Chair)

R. SANDERS WILLIAMS, M. D.

Independent Director

PROFESSIONAL HIGHLIGHTS

Dr. R. Sanders Williams has served as a director of the Company since May 16, 2007. Dr. Williams currently serves as a Professor of Medicine and Senior Advisor for Science and Technology at Duke University. He also is President Emeritus of The J. David Gladstone Institutes, a life sciences research organization, since January 1, 2018. Prior to this appointment, he was president of The J. David Gladstone Institutes since November 2009, and he served as Chief Executive Officer of The J. David Gladstone Foundation until December 31, 2018. Dr. Williams also has served as Professor of Medicine at the University of California San Francisco, Professor of Medicine at Duke University, and Senior Advisor for science and technology, Duke University. Dr. Williams served Duke University between 2001 and 2010 as Dean of the School of Medicine, Senior Vice Chancellor, Senior Advisor for International Strategy, and founding Dean of the Duke-NUS Graduate Medical School Singapore.

CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Amgen, Inc.
- Tenaya Therapeutics, Inc.

PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Bristol-Meyers Squibb Company

OTHER RELEVANT EXPERIENCE

- Research Committee of the American Heart Association, prior Chairman
- Advisory Committee to the Director of the National Institutes of Health, prior Member
- Board of external advisors to the National Heart, Lung and Blood Institute, prior Member
- National Academy of Medicine
- American Association for the Advancement of Science
- Former President of the Association of University Cardiologists

SKILLS AND QUALIFICATIONS

- Experience as a physician, biomedical scientist, and executive leader
- Corporate finance, mergers and acquisitions, complex health systems, including international healthcare organizations and delivery systems, and corporate governance experience
- On the editorial boards of leading biomedical journals

       

EXECUTIVE OFFICERS

Information regarding each of Labcorp's executive officers and their relevant business experience is summarized below.

Adam H. Schechter

President and Chief Executive Officer

See "Proposal One: Election of Directors" (page 35) for information about Mr. Schechter.

Lance V. Berberian

Executive Vice President and Chief Information and Technology Officer

Lance V. Berberian (60) has served as Executive Vice President and Chief Information and Technology Officer since February 15, 2020. Prior to that he served as Senior Vice President and Chief Information Officer from February 2014. Prior to joining Labcorp, he served as the Chief Information Officer at IDEXX Laboratories, Inc., a global leader in diagnostics and IT solutions for animal health and food and water quality, from 2007 to 2014. Mr. Berberian also served as Chief Information Officer and President of Kellstrom Defense Aerospace Inc., a fully integrated supply chain firm, from 2000 to 2007. Prior to that, he was the Chief Information Officer of Interim HealthCare Inc. from 1997 to 2000. Mr. Berberian serves as a Strategic Advisory Board member for North Carolina State University's Department of Computer Science, on the Advisory Board of the Master of Science in Informatics and Analytics ("MSIA") program for University of NC Greensboro, on the University of Chapel Hill's Carolina Health Informatics Program ("CHIP") Health IT Advisory Board, and on the Board of Trustees at Elon University. Mr. Berberian holds Bachelor's degrees in Business Administration and Information Technology from Thomas Edison State College.

Brian J. Caveney, M.D.

Executive Vice President, President, Diagnostics and Chief Medical Officer

Brian J. Caveney (49) has served as Executive Vice President, President, Diagnostics and Chief Medical Officer since November 5, 2019. Prior to that he served as Senior Vice President and Chief Medical Officer from September 2017. In his role as Chief Medical Officer, he has broad responsibility for the medical and scientific strategy of the enterprise. From 2011 until joining the Company, Dr. Caveney worked at Blue Cross and Blue Shield of North Carolina ("Blue Cross NC"), a health care insurance provider, and was most recently Blue Cross NC's Chief Medical Officer. In addition to various roles in the Healthcare Division of the core health plan, Dr. Caveney also served as Chief Clinical Officer of Mosaic Health Solutions, a wholly owned subsidiary of Blue Cross NC for strategic investments in diversified health solutions businesses. Prior to joining Blue Cross NC, Dr. Caveney was a practicing physician and assistant professor at Duke University Medical Center and also provided consulting services for several companies in the Research Triangle Park, North Carolina, region. He is the past President of the Southeastern Atlantic College of Occupational and Environmental Medicine. Dr. Caveney holds an M.D. from the West Virginia University School of Medicine, a J.D. from the West Virginia University College of Law, and an M.P.H. in health policy and administration from the University of North Carolina at Chapel Hill. He completed his residency at Duke University Medical Center and is board-certified in preventive medicine, with a specialty in occupational and environmental medicine.

Glenn A. Eisenberg

Executive Vice President and Chief Financial Officer

Glenn A. Eisenberg (61) has served as Executive Vice President and Chief Financial Officer since June 2014. From 2002 until joining the Company, he served as the Executive Vice President of Finance and Administration and Chief Financial

Officer at The Timken Company, a leading global manufacturer of highly engineered bearings and alloy steels and related products and services. Previously, he served as President and Chief Operating Officer of United Dominion Industries, a diversified industrial manufacturer, now a subsidiary of SPX Corporation, after working in several roles in finance, including Executive Vice President and Chief Financial Officer. Mr. Eisenberg has served on the Board of Directors of US Ecology, Inc. since December 2018. Mr. Eisenberg served on the Boards of Directors of Family Dollar Stores Inc. until July 2015, where he chaired the Audit Committee; Alpha Natural Resources Inc. until May 2015, where he was the lead independent director and chaired the Nominating and Corporate Governance Committee, and Perspecta Inc. until May 2021, where he served on the Audit Committee. Mr. Eisenberg holds a Bachelor of Arts degree from Tulane University and a Master of Business Administration from Georgia State University.

Paul R. Kirchgraber, M.D.

Executive Vice President and Chief Executive Officer, Early Development, Central Laboratories and Oncology

Paul R. Kirchgraber (61) has served as Executive Vice President and Chief Executive Officer, Early Development, Central Laboratories and Oncology since January 9, 2023. Dr. Kirchgraber has decided to pursue other options outside of the Company upon the completion of the planned spin-off of our CDCS business. From November 2019 until January 9, 2023, Dr. Kirchgraber served as Executive Vice President and Chief Executive Officer, Drug Development. He served as Senior Vice President and head of Covance's clinical trial testing solutions from July 2018 until November 2019, and as Senior Vice President of Central Laboratories from April 2015 until July 2018. He served as Vice President and General Manager of Americas with Covance Central Laboratories from 2012 until 2015. Prior to that Dr. Kirchgraber served as Vice President Global Laboratory Operations and Medical Affairs with Covance Central Laboratory from 2009 until 2015. Prior to joining the Company, Dr. Kirchgraber also served at Quintiles Laboratories Ltd., a provider of laboratory services, now a part of IQVIA Holdings, Inc., as Vice President and Global Medical Director, where he was responsible for oversight of wholly owned laboratories in the U.S., Singapore, South Africa, India, and China, and as Senior Director of Laboratory Services/North American Medical Director, where he had operational responsibility for laboratory and specimen management departments and was the medical director of the U.S. laboratory. Dr. Kirchgraber received his medical degree from Cornell University and his Master's degree in Business Administration from Binghamton University, and he holds three board certifications from the American Board of Pathology.

Thomas H. Pike

President and Chief Executive Officer of the Company's Clinical Development Business Unit

Thomas H. Pike (63) has served as President and Chief Executive Officer of the Company's Clinical Development Business Unit since January 9, 2023. Upon completion of the planned spin-off of our CDCS business, Mr. Pike will serve as the chief executive officer and chairman of the board of Fortrea, which is expected to be the spun-off independent, publicly listed company. Prior to joining the Company, Mr. Pike served as CEO and director of Quintiles Transnational Holdings, Inc. from April 2012 until its merger with IMS Health in December 2016 to create IQVIA. Following his departure from Quintiles, Mr. Pike co-founded Lightship, a direct to patient clinical services firm, in December 2018, and has served as a chair of the board of directors since inception. Mr. Pike has been an advisor to the board of Javara, an integrated clinical services firm, since April 2018 and has served as a member of the board of directors since February 2020. Prior to Quintiles, Mr. Pike spent 22 years serving in various executive roles at Accenture, including serving as Chief Risk Officer, Managing Director of the North America Health and Products business unit, global Chief Operating Officer for Accenture's Resources Operating Group and the Chief Strategy Officer, from December 2009 until April 2012. Before his time at Accenture, Mr. Pike worked at McKinsey & Company. Mr. Pike has served on the board of directors of Martin Marietta Materials, Inc. since July 2019. Mr. Pike earned his Bachelor's degree in accounting from the University of Delaware.

Mark S. Schroeder

Executive Vice President, and President, Diagnostics Laboratory Operations and Global Supply Chain

Mark S. Schroeder (62) has served as Executive Vice President and President, Diagnostics Laboratory Operations and Global Supply Chain since November 5, 2019. From March 2016 until then, Mr. Schroeder served as Chief Supply

EXECUTIVE OFFICERS

Chain Officer. In that role, he was responsible for Labcorp's global supply chain management function and overseeing Diagnostics and Drug Development supply chain operations around the world. Prior to that role, he served as Senior Vice President, Integrated Genetics, Oncology and Supply Chain Operations from 2014 to 2016. He was the Senior Vice President, Supply Chain Operations prior to that role, a position he held since joining the Company in May 2007. Mr. Schroeder serves on the FedEx Healthcare Industry Advisory Board and on the Flare Capital Industry Advisory Board. Mr. Schroeder holds a Bachelor's degree in Interdisciplinary Engineering and Management from Clarkson University.

Judith C. Seltz

Executive Vice President and Chief Human Resources Officer

Judith C. Seltz (60) has served as Executive Vice President and Chief Human Resources Officer since February 15, 2020. From October 15, 2019 until then, Ms. Seltz served as Senior Vice President and Chief Human Resources Officer. Ms. Seltz previously served as Chief Human Resources Officer at Diversey Inc., a global provider of sustainable hygiene technologies and services, from October 2018 until July 2019. Prior to Diversey, Ms. Seltz was Senior Vice President of Human Resources for the Global Human Health division of Merck and Co. Inc., a pharmaceutical company, from June 2003 until August 2018. Prior to Merck, she also worked at Hughes Network Systems, LLC, a provider of broadband satellite services, now a wholly owned subsidiary of Hughes Communications, and Aeronautical Radio, Incorporated ("ARINC"), a provider of transport communications and systems engineering solutions. Ms. Seltz holds a Bachelor of Arts from the University of Richmond and a Master of Administrative Science in Human Resources Management from Johns Hopkins Carey Business School.

Amy B. Summy

Executive Vice President and Chief Marketing Officer

Amy B. Summy (57) has served as Executive Vice President and Chief Marketing Officer since March 2, 2020. Prior to joining Labcorp, she was Partner, Marketing & Insights Practice Leader for the Americas for Ernst & Young LLP, a public accounting firm, from February 2018 to February 2020. From January 2013 to January 2018, Ms. Summy was Senior Vice President and Chief Marketing Officer for TE Connectivity Ltd., a technology and manufacturing company, where she built the marketing organization, establishing a digitally centered, customer-driven marketing capability for the company. Prior to that, Ms. Summy was Senior Vice President from July 2011 to December 2012. Ms. Summy also worked for Sapient Corporation, a global services company that provides strategy, marketing, and technology services, and SapientNitro, a segment of Sapient, from 1996 to 2011, where she held executive agency leadership roles including Managing Director and Chief Marketing Officer. Ms. Summy co-founded and is President and a Board Member of No More Kids with Cancer, a childhood cancer research nonprofit dedicated to accelerating the discovery of safer, less toxic, and more effective treatments for children with cancer, and serves as a member of the Corporate Council and Brain Tumor Board of Visitors for The Children's Hospital of Philadelphia. Ms. Summy received her Bachelor's degree in Finance from Kent State University and holds a Master's degree in Business Administration from New York University's Stern School of Business.

Sandra D. van der Vaart

Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Sandra D. van der Vaart (63) has served as Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary since February 15, 2020. From February 2019 until then, Ms. Van der Vaart served as Senior Vice President, Global General Counsel and Chief Compliance Officer and Corporate Secretary. Prior to that she served as Labcorp's Senior Vice President, Deputy Chief Legal Officer from September 2015 until February 2019 and Senior Vice President, General Counsel and Assistant Secretary from January 2009 until September 2015. Prior to serving in these roles, Ms. van der Vaart served in various other roles within the legal department at the Company beginning in January 2001. Ms. van der Vaart holds a Bachelor of Science in Nursing from University of North Carolina at Chapel Hill and received her Juris Doctorate from the University of Virginia.

Peter J. Wilkinson

Senior Vice President and Chief Accounting Officer

Peter J. Wilkinson (52) has served as Senior Vice President and Chief Accounting Officer since April 2019. From January 2019 until then, Mr. Wilkinson served in the role of Labcorp's Senior Vice President, Accounting. Prior to that, Mr. Wilkinson served as Executive Vice President and Chief Financial Officer of Syneos Health, Inc.'s clinical division, a biopharmaceuticals services organization, from August 2017 to July 2018, and as Senior Vice President and Chief Accounting Officer of INC Research Holdings, Inc., a publicly traded predecessor to Syneos Health, from February 2016 to August 2017. Mr. Wilkinson also previously served as Senior Vice President in the INC Research finance department from April 2014 to February 2016. Prior to his position with INC Research, Mr. Wilkinson worked as the Corporate Controller at Catalyst Health Solutions, Inc., a pharmacy benefits management company, the Chief Accounting Officer at Pharmaceutical Product Development, Inc., a clinical research organization, and as an auditor with Deloitte & Touche LLP. Mr. Wilkinson holds a Bachelor of Science in Finance from Liberty University.

COMPENSATION DISCUSSION & ANALYSIS

The Company's executive compensation policies are designed to assist us in attracting and retaining qualified executives by providing competitive levels of compensation that take into account the Company's financial and business performance, execution of the Company's strategic plan, leadership, and operational performance. The Company uses variable compensation to motivate and reward executive performance, as well as to align executive compensation with the Company's actual performance and shareholder returns. In 2022, the CHC Committee approved annual incentive payouts to the NEOs who received payouts solely based on enterprise performance at 85% of target, which is consistent with our 2022 financial results, as discussed below in the section "2022 Company Performance Highlights," on page 51.

In addition, all participants with performance shares, for the three-year measurement period that ended December 31, 2022, earned 134.2% for such performance shares award, which is consistent with our three year adjusted EPS, revenue growth, and our consistent TSR.

To ensure shareholder input is reflected in our programs, we engage with our shareholders throughout the year to discuss their views on our compensation programs. Over the last five years, our annual advisory vote on executive compensation has averaged support of approximately 91% of the shares voted.

This Compensation Discussion and Analysis describes the Company's executive compensation program and decisions for 2022. This section details the compensation framework applied by the CHC Committee and, in particular, our compensation philosophy, elements of executive pay, compensation decisions and the link between executive pay and performance. In accordance with the rules of the SEC, the NEOs for 2022 are:

- Adam H. Schechter, Chairman, President and Chief Executive Officer
- Brian J. Caveney, Executive Vice President, President, Diagnostics and Chief Medical Officer
- Glenn A. Eisenberg, Executive Vice President, Chief Financial Officer
- Paul R. Kirchgraber, Executive Vice President, Chief Executive Officer, Early Development, Central Laboratories and Oncology
- Mark S. Schroeder, Executive Vice President, President, Diagnostics Laboratory Operations and Global Supply Chain

2022 Company Performance Highlights

During 2022, we built on our position as a leading global life sciences company that provides diagnostic, drug development, and technology-enabled solutions that supported over 160 million patient encounters. We also continued to support clinical trial activity through our world-class central laboratory, preclinical, and clinical development businesses.

We also made notable progress in 2022 across all of our strategic priorities, each of which contributed to our success:

- Build on the Company's leadership in oncology;

- Differentiate through digital and data;

- Drive customer centricity; and

- Expand globally.

In March 2021, we initiated a comprehensive review of our structure and capital allocation strategy. Our leadership worked extensively with outside advisors and third parties and considered a comprehensive range of alternatives including significant acquisitions, divestitures, spinning off business, and merging with strategic partners. As a result of this review, we revised our capital allocation strategy, including by initiating a dividend in April 2022 and in July 2022, announcing that our Board authorized us to pursue a spin-off of our CDCS business. The planned spin-off is expected to result in two independent, publicly traded companies. The spin-off is intended to be a tax-free transaction to Labcorp and our stockholders for U.S. federal income tax purposes and is expected to be effected through a dividend of the CDCS business' shares to our shareholders. We are targeting completion of the spin-off in mid-2023. The spin-off will be subject to the satisfaction of certain customary conditions, including, among others, the receipt of final approval by our Board, the receipt of appropriate assurances regarding the tax-free nature of the separation, and the effectiveness of any required filings with the SEC.

Labcorp delivered solid 2022 performance with Base Business (operations excluding COVID-19) revenue growth of 2.8% from 2021 to 2022. While we saw a decrease in revenue in 2022, this was due mainly to decreased COVID-19 testing and related work. From 2019 to 2022, we saw a compound annual growth rate of 10% in revenue.

The Company achieved solid operational and financial performance across a broad range of measures in 2022.

- *Revenues*: Full year revenues of $14.9 billion versus last year's $16.1 billion

- *Diluted EPS*: Full year of $13.97, versus $24.39 last year

- *Adjusted EPS*: Full year of $19.94, versus $28.52 in 2021[1]

[1]   See reconciliation of Adjusted EPS to Diluted EPS on page 52.

REVENUES AND ADJUSTED EPS EXCLUDING AMORTIZATION: 2012 – 2022



Net Revenues ($Billions)   Adjusted EPS

(1) The full year consolidated results of the Company include Covance Inc. as of February 19, 2015; prior to February 19, 2015, these consolidated results exclude Covance.

(2) Effective January 1, 2018, the Company adopted the FASB-issued converged standard on revenue recognition ("ASC 606"), using the full retrospective method. The table above presents the Company's restated financial results in 2016 and 2017. The adoption of ASC 606 resulted in higher revenues and lower adjusted EPS in 2016 and 2017. The revenues and adjusted EPS for the years 2012 through 2015 do not reflect the adoption of ASC 606.

(3) Adjusted EPS, as presented, represents adjusted, non-GAAP financial measures. The following is a reconciliation of Diluted EPS to Adjusted Diluted EPS:

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Diluted EPS	$5.99	$6.25	$5.91	$4.35	$6.82	$11.81	$8.61	$8.35	$15.88	$24.39	$13.97
Restructuring and other charges	0.29	0.15	0.34	2.44	0.64	0.98	1.17	1.10	1.03	1.09	1.44
Amortization	0.54	0.55	0.55	1.12	1.17	1.41	1.73	1.88	2.14	2.94	2.19
Goodwill and other asset impairments	-	-	-	-	-	-	-	-	4.61	-	2.29
Losses (gain) on investments	-	-	-	-	-	-	0.04	(0.16)	0.28	(0.35)	0.07
Loss (gain) on disposition of business	-	-	-	-	-	-	(1.10)	0.13	0.01	0.04	(0.02)
Loss (gain) on debt refinancing	-	-	-	-	-	-	-	0.02	(0.01)	0.23	-
Implementation of tax law change	-	-	-	-	-	(5.00)	0.44	-	-	0.17	-
Deferred tax merger revaluation	-	-	-	-	-	-	0.08	-	-	-	-
Pension settlement charge	-	-	-	-	-	-	0.05	-	-	-	-
Adjusted Diluted EPS	$6.82	$6.95	$6.80	$7.91	$8.63	$9.20	$11.02	$11.32	$23.94	$28.52	$19.94

Shareholder Engagement

Over the last five years, our annual advisory vote on executive compensation has averaged support of approximately 91% of the shares voted. Last year, our annual advisory vote on executive compensation received support from approximately 91% of the votes cast by our shareholders at the 2022 Annual Meeting of Shareholders. We consider this level of approval indicative of the support of the vast majority of our shareholders. We remain committed to a compensation program that incentivizes our leaders and aligns with our strategy, the key value drivers of our business, and the expectations of our shareholders.

To ensure shareholder input is reflected in our programs, we engage with our shareholders throughout the year to discuss their views on our compensation and corporate governance programs, as well as other topics of emerging concern and focus. Through 2022, we engaged with holders representing more than 80% of our shares outstanding. We strive to increase our engagement with our shareholders, including by involving members of our Board in meetings with our largest shareholders from time to time. One key area of discussion with our shareholders is our executive compensation program. Input from our shareholders on compensation is shared with the CHC Committee and discussed as part of the CHC Committee's annual review of our compensation program. Specific comments we have received from investors are discussed with the CHC Committee and reflected in the evolution of our executive compensation program and compensation best practices, as well as our corporate governance practices.

When the CHC Committee established its long-term and short-term incentive plans, it considered shareholder feedback, along with other factors such as the Company's strategy and level of acquisition activity, ability of leaders across the enterprise to influence different metrics, context on peer group practice provided by FW Cook, ability to establish meaningful goals, and correlation to long-term shareholder value. Based on the Committee's review, strong shareholder support for our programs as indicated in our "say-on-pay" results, and our view that the program was generally effective at aligning pay and performance, the CHC Committee decided to retain most of the incentive plan design elements and performance metrics for 2022.

In 2022, in response to shareholder feedback and evolving market trends, the CHC Committee introduced an ESG modifier into the annual cash incentive plan, which we call the Labcorp Bonus Plan ("LBP"). This modifier was added to address the Company's overall performance related to ESG into the annual incentive calculation for NEOs. In making this change, the Committee considered the increasing shareholder focus on ESG matters, such as diversity and inclusion, data privacy and security, and climate change, and the trend towards incorporating ESG metrics into executive compensation plans. In our discussions with shareholders, we have generally received positive feedback on this change. Additional detail on the calculation is provided under the disclosure relating to our LBP.

The Committee continues to periodically review its compensation programs to drive continued alignment with the Company's evolving strategic goals and shareholder expectations.

Compensation Program Overview and Alignment with Company Performance and Shareholder Interests

Labcorp's executive compensation program is designed to attract, motivate, and retain talented executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term financial, operational, and strategic goals. We believe our executive compensation program discourages unnecessary risk-taking and aligns the interests of our shareholders with the performance of our executives. This program reflects our strong commitment to a results-driven compensation program.

The CHC Committee considers the Company's financial and business performance, execution of the Company's strategic plan, leadership, and operational performance in making compensation decisions. The CHC Committee believes that talent is the key to the daily operating and long-term success of the Company, and has adopted a compensation program to support a pay for performance culture based on (i) attraction, retention, and motivation of top talent; (ii) pay differentiation based on individual, role, business unit, and total company level results; (iii) compensation packages that are market competitive; (iv) fair, equitable, and compliant pay practices that support internal equity; (v) motivating performance and rewarding results that lead to profitable growth over time; and (vi) support of shareholder interests and returns.

COMPENSATION DISCUSSION & ANALYSIS

In support of the Committee's philosophy, our executives' compensation structure is:

- **Focused on performance-based and variable compensation.** Performance-based compensation comprises a significant part of total compensation, with the combined percentage of variable and at-risk compensation highest for our CEO;
- **Long-term performance oriented.** Equity-based compensation comprises the largest part of total compensation and vests over a multi-year period to align the long-term interests of executive officers and shareholders;
- **Sensitive to performance variability.** The size and the realizable values of incentive awards provided to executive officers varies significantly with performance achievements;
- **Benchmarked to industry peers**. Compensation opportunities for executive officers are evaluated against those offered by companies that are in similar industries and are similar in size and scope of operations; and
- **Designed to recognize varying levels of responsibility.** Differences in executive compensation within the Company reflect varying levels of responsibility and/or performance.

The CHC Committee has structured our executive compensation program to align compensation with performance using three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive awards. The CHC Committee sets the total target compensation for these three elements to be competitive in relation to the median market compensation as reflected in data provided by FW Cook, its independent consultant, while continuing to emphasize the variable or at-risk portion of compensation when establishing the mix among these elements.

Approximately 75% of our CEO's total target compensation, set by the CHC Committee in February 2022, was performance-based and at-risk and an additional approximately 16% of his total target compensation was variable and based on the performance of the Company's stock. We believe the significant portion of total compensation delivered in equity tightly aligns our CEO's performance with the Company's objectives and our shareholder's expectations.

The charts below show the mix of pay elements included in total compensation opportunities for 2022 for our CEO and an average for our other NEOs:

CEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES


CASH
Annual Cash Incentive 12%
Base Salary 9%
Performance Shares 48%
Restricted Stock Units 16%
Non-Qualified Stock Options 15%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 75%

OTHER NEO PAY MIX BASED ON TARGET AWARD OPPORTUNITY[1]


CASH
Base Salary 19%
Annual Cash Incentive 15%
Performance Shares 40%
Restricted Stock Units 13%
Non-Qualified Stock Options 13%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 68%

1 *Pay mix totals do not include Mr. Eisenberg's special incentive award as described in "Spin-Off Equity Incentive" on page 65.*

Labcorp seeks to achieve outstanding performance for our shareholders through focusing our executives on adjusted operating income, revenues, adjusted EPS, net orders for our Drug Development segment, and relative TSR (compared

against our peer group). Our compensation program rewards our executives for achieving goals set for these financial metrics, as well as provides them a direct incentive to both preserve and create shareholder value and increase the Company's stock price. A substantial majority of the executives' 2022 compensation opportunity was in the form of variable and performance-based awards, including performance-based cash compensation under our LBP, performance shares, stock options, and restricted stock units, all of which provide our executives a strong incentive to drive Company performance and increase shareholder value. Incentive compensation is guided by the following principles:

- executives receive payments only if performance goals are met or exceeded;

- payments under the LBP, if any, are based on a mix of (1) Company goals common to all executives, (2) a modifier based on enterprise-wide performance on ESG initiatives, and (3) an individual performance modifier for each executive addressing areas such as leadership and strategic objectives;

- by granting performance shares on overlapping cycles, the Company can adjust multi-year performance goals each year, as appropriate;

- a significant portion of long-term incentive target value (approximately 60%) is earned only if three-year financial performance goals are met; and

- both LBP payouts and the earned number of performance shares are capped at 200% of target.

The CHC Committee believes these programs reflect our strong commitment to a results-driven compensation program and the amounts earned in 2022 by our NEOs reflect this approach. While our long-term performance over the last three years has exceeded expectations, our annual performance in 2022 was mixed with performance exceeding target in our Diagnostics segment and falling below target in our Drug Development segment. As a result of performance of the goals under the LBP and after taking into account the ESG modifier and individual performance, the CEO and other NEOs who received an LBP payout solely on enterprise performance received a payout below target at 85%. Executives who received performance shares in 2020 received a share payout of 134.2% of target, reflecting our strong performance for the three-year performance period ending in 2022.

Our commitment to paying for performance is demonstrated in the graph below, which shows the total payout of the annual non-equity incentive compensation to the CEO of the Company at the time, for each year from 2018 to 2022. During the period from 2018 through 2022, the Company reported significant growth in revenues, adjusted earnings per share, and stock price, driven in part by organic growth and disciplined acquisitions.



The graph above shows the cumulative total return assuming an investment of $100 on December 31, 2017 in the Company's common stock, as well as our annual incentive plan payout to our CEO at the time (for the years up to and including 2019, this was our former CEO). The relationship reflects the Company's commitment to aligning our annual incentive payouts with performance.

COMPENSATION DISCUSSION & ANALYSIS

What We Do	What We Don't Do
✓ Maintain robust stock ownership requirements for executives (6 times base salary for the Chief Executive Officer, 3 times base salary for Executive Vice Presidents)	✗ Allow pledging or hedging of Company stock
✓ Cap annual incentive opportunity to discourage inappropriate risk-taking	✗ Provide tax gross-ups, including on severance or change-in-control payments
✓ Provide only "double trigger" change-in-control provisions	✗ Use employment agreements except in connection with the hiring of our Chief Executive Officer and the new Chief Executive Officer of the Company's Clinical Development Business Unit
✓ Maintain an Incentive Compensation Recoupment Policy that applies clawbacks to both cash and equity incentives	✗ Offer excessive change-in-control benefits
✓ Provide annual incentives linked to strategic and objective financial goals, which take into account company-wide performance against predetermined ESG objectives	✗ Pay dividends on unvested performance awards and restricted stock units that are not earned
✓ Provide an annual target mix of performance oriented long-term incentives that includes performance shares (generally 60% of target grant value), with the remainder split between non-qualified stock options (20% of target grant value) and restricted stock units (20% of target grant value) with multi-year vesting	
✓ Conduct annual shareholder outreach to engage on a variety of matters, including compensation	
✓ Dividend equivalent rights accrue on restricted stock units and performance share awards, but are only paid if and when the shares vest	

The Role of the CHC Committee

The CHC Committee's oversight responsibilities include the Company's compensation and benefits, as well as human capital management, including diversity, equity, and inclusion. The CHC Committee believes that a strong focus on diversity and inclusion aligns with shareholder goals, and regular updates are provided at each regular meeting to monitor and discuss the Company's progress with the Chief Diversity and Inclusion Officer. With respect to the NEOs and other executive officers, the CHC Committee establishes compensation and benefits plans, sets compensation targets and performance goals, and evaluates performance against those plans and goals. The CHC Committee meets throughout the year to review compensation trends, evaluate emerging best practices, and consider changes to the executive compensation programs that align pay with performance and provide our senior management with an incentive to achieve superior financial results for the Company. In determining whether changes to the executive compensation programs are needed, the CHC Committee considers the goals and strategic objectives of the Company, including changes to strategy that should be reflected in the incentive structure of the management team. The CHC Committee also considers the results of prior advisory votes on compensation, direct shareholder input, and feedback from FW Cook in determining changes to the executive compensation program. The CHC Committee approves changes to each component of executive officer compensation, including increases in base salary, annual incentive awards, and long-term equity incentive awards.

Compensation Decisions for our CEO

With regard to compensation decisions for our CEO, the CHC Committee considers the results of his performance assessment, including input from all independent non-employee directors, as well as the Company's financial and business performance. In an executive session, the chair of the CHC Committee led the independent non-employee directors through a review of Mr. Schechter's annual accomplishments, a review and approval of compensation actions recommended by the CHC Committee, and a review of performance objectives for 2022. The

Board (except for Mr. Schechter) reviewed and ratified the Committee's decisions with respect to Mr. Schechter's compensation. In setting Mr. Schechter's compensation for 2022, the CHC Committee took into consideration his leadership of the Company, the Company's outstanding performance during his tenure, including in response to the COVID-19 pandemic, and competitive practice at peer companies.

The Role of Management

Annually, the CEO is invited to provide input on the CHC Committee's executive compensation decisions, and for 2022, including input on the individual performance modifier under the LBP for each NEO, subject to the approval of the CHC Committee. Mr. Schechter's input and compensation proposals for the other NEOs are based on his assessment of past and expected individual performance and contribution. In addition, the Company's Chief Human Resources Officer and Vice President of Global Rewards generally attend and participate in meetings of the CHC Committee, and provide input on the design and implementation of the Company's executive compensation program.

The Role of the Independent Consultant

FW Cook, the CHC Committee's independent compensation consultant, plays an integral role in supporting the CHC Committee in the compensation-setting process, and one or more of its representatives attends the CHC Committee meetings to serve as a resource for the CHC Committee. FW Cook provides insight and advice related to the Company's compensation plans and policies, and provides recommendations based on compensation trends and regulatory and compliance developments. To encourage independent review and discussion of executive compensation matters, the CHC Committee and its chair regularly meet with the independent compensation consultant in executive sessions without management present. The CHC Committee has sole authority to retain or replace the independent compensation consultant. To maintain consultant independence, the CHC Committee's pre-approval is required for all services performed by the independent compensation consultant.

The CHC Committee assesses the independence of its consultant annually, considering among other factors, the independence factors established by the New York Stock Exchange. Specifically, FW Cook provides no services to the Company or its management other than the services provided to the CHC Committee in its capacity as the Committee's independent adviser on executive compensation matters. FW Cook affirmed that no member of the consulting team has any business or personal relationship with the CEO or any member of the Company's CHC Committee. FW Cook also affirmed that neither FW Cook nor any member of the consulting team serving the Company's CHC Committee owns any stock of the Company. In addition, the CHC Committee evaluated the work of FW Cook and determined that its work raised no conflict of interest, including under applicable New York Stock Exchange factors. Considering all of these factors, the CHC Committee concluded FW Cook was independent.

Use of Peer Group

In evaluating executive compensation, the CHC Committee considers both absolute performance of the Company and performance relative to an established peer group, as well as competitive market data, which is based on the pay practices of that peer group and national general industry and life sciences survey data provided by FW Cook. With input from FW Cook, and recognizing that the Company has no directly comparable competitors, the comparative peer group is selected from public companies in the life science and healthcare industries that are closest to Labcorp in terms of scope of services and are of a similar size in terms of revenue, profitability, free cash flow, market capitalization, enterprise value, net income, operating income margin, number of employees, business characteristics, and proportion of international sales. Each year, with the support of FW Cook, the CHC Committee reviews the previous year's peer group to ensure it remains valid for benchmarking purposes and makes adjustments as needed to reflect changes in business strategy and circumstances (e.g., acquisitions).

In July 2021, the CHC Committee established the 2022 comparative peer group taking into account an annual review by FW Cook. The CHC Committee determined to remove Mednax from the group as the CHC Committee believed that following a recent divestiture that its size and other certain key financial metrics no longer made it a suitable comparator for the Company. Mylan N.V. was also removed from the peer group following its 2021 combination with another entity to form Viatris. The CHC Committee added Charles River Laboratories, Molina Healthcare, Syneos

COMPENSATION DISCUSSION & ANALYSIS

Health, and Viatris to the peer group. In adding these companies, the CHC Committee considered that it was appropriate to add companies in order to create a larger peer group to minimize volatility in market data, and the Committee concluded that the revised peer group would better reflect Labcorp's size and business strategy.

The companies included in the 2022 comparative peer group were:

Agilent Technologies, Inc.	Molina Healthcare
Baxter International Inc.	Perrigo
Becton, Dickinson and Company Incorporated	Quest Diagnostics Incorporated
Boston Scientific Corporation	Stryker Corporation
Charles River Laboratories	Syneos Health
DaVita Healthcare Partners Inc.	Thermo Fisher Scientific
Henry Schein, Inc.	Viatris
IQVIA Holdings, Inc.	Zimmer Biomet Holdings, Inc.

Annually, FW Cook prepares a review of competitive total compensation for the Company's executives versus total compensation for similar positions at our peer group companies. FW Cook also utilizes national general industry and life sciences survey data for executives for whom there is insufficient comparable information in the peer company proxy statements. The combination of the peer group data and survey data are used by the CHC Committee as market data for purposes of assessing the competitiveness of compensation.

In April 2022, FW Cook conducted its annual review of the peer group in preparation for setting 2023 compensation. After consideration, the CHC Committee removed Perrigo from the peer group due to its smaller size compared to Labcorp in terms of revenue and market cap, as well as a change in its business focus. No other changes were made to the peer group at that time.

2022 Element of Compensation

Our executive compensation program focuses on three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive awards. The following chart shows how these elements were used by the CHC Committee in 2022.

LABCORP—2022 EXECUTIVE COMPENSATION STRUCTURE AND ACTIONS		
BASE SALARY	Effective July 2022, the CHC Committee approved base salary increases of between 3.0% and 5.1% for all NEOs, including Mr. Schechter. Dr. Kirchgraber's increase was delayed and, at his request, ultimately not implemented as a part of a broader cost-saving measure in the Drug Development segment.	
Labcorp Bonus Plan	**PERFORMANCE METRICS**	
	Consolidated Revenues Consolidated Adjusted Operating Income Drug Development Segment Net Orders Subject to modification based on individual performance and company-wide ESG performance	Payouts to the CEO and other NEOs under the LBP ranged from 42% to 119% of target performance. The payout factor for the enterprise pool was 85%.

LABCORP—2022 EXECUTIVE COMPENSATION STRUCTURE AND ACTIONS			
LONG-TERM INCENTIVE (LTI)	**PERCENT OF TARGET LTI VALUE**	**PERFORMANCE METRICS**	
	60% – Performance Shares	70% – EPS Growth	Payouts of 2020-2022 performance share cycle were 134.2% of Target for the NEOs who received awards in 2020.
		30% – Revenue	
		Total Shareholder Return (25% Modifier)	
	20% – Restricted Stock Units	Service During Vesting Period	
	20% – Non-qualified Stock Options	Service During Vesting Period	

In addition to the three main elements of our compensation program, we also provide limited perquisites, severance benefits, and post-retirement benefits as part of a standard, competitive compensation package.

Base Salary

While the CHC Committee generally targets salary levels of the NEOs at the median of the market data, it retains the flexibility to adjust individual compensation to take into account variations in the individual's job experience and responsibility, including, as reviewed and recommended to the CHC Committee by the CEO. Annual changes in base salaries are determined using several factors, including the peer group's practices, performance, the individual's performance and experience in the role, and increases generally provided to our employees.

In 2022, base salary increases of up to 5.1% were approved for several of our Named Executive Officers to bring total direct compensation more in line with the median of the total direct compensation for the peer group and to reflect their roles and contribution to the Company. In February 2022, the CHC Committee approved a pay increase for Dr. Kirchgraber of 5.1%. However, that increase was delayed – and at his request ultimately was not implemented in 2022 – as part of a broader cost-saving measure in the Drug Development segment due to business challenges.

The table below sets forth the base salary changes for the NEOs during 2022, effective July 2022.

EXECUTIVE	JANUARY 1, 2022 SALARY	JULY 3, 2022 SALARY	PERCENT CHANGE
ADAM H. SCHECHTER	$1,285,000	$1,350,000	5.1%
BRIAN J. CAVENEY	$525,000	$551,000	5.0%
GLENN A. EISENBERG	$769,000	$792,000	3.0%
PAUL R. KIRCHGRABER	$630,000	$630,000	-%
MARK S. SCHROEDER	$525,000	$551,000	5.0%

Annual Cash Incentive Pay (LBP)

In 2021, the Company launched the LBP, a new, enterprise-wide bonus plan, that covers the majority of our executives and management eligible for bonuses, including the NEOs. The LBP is designed to compensate our executives for achieving annual goals that further the Company's strategy and create shareholder value. The LBP was introduced to better (i) support the Company strategy through its strong focus on enterprise-wide performance, (ii) harmonize practices across the enterprise, and (iii) align with the range of performance opportunity observed among our peer group. The design of the LBP for 2022 remained unchanged, except for the introduction of a company-wide ESG modifier applicable to senior executives as further described below.

Bonus awards for NEOs under the LBP are based on three performance factors:

- a Business Performance Factor, which is based on Company financial metrics;

COMPENSATION DISCUSSION & ANALYSIS

- an ESG modifier based on Company performance; and
- the executive's Individual Performance Modifier.

Each NEO's Business Performance Factor is based entirely on enterprise financial metrics or on a combination of enterprise financial and segment financial and operating metrics depending on the executive's responsibility. The table below shows the metrics and weightings that determine the Business Performance Factor for each NEO.

METRICS	ENTERPRISE GROUP	DIAGNOSTICS SEGMENT GROUP	DRUG DEVELOPMENT SEGMENT GROUP
Executives	ADAM H. SCHECHTER GLENN A. EISENBERG MARK S. SCHROEDER	BRIAN J. CAVENEY	PAUL R. KIRCHGRABER
Consolidated Revenue	50%	25%	25%
Consolidated Adjusted Operating Income (AOI)	50%	25%	25%
Diagnostics Segment Revenue	-	25%	-
Diagnostics Segment AOI	-	25%	-
Drug Development Net Orders	-	-	25%
Drug Development AOI	-	-	25%
Total	**100%**	**100%**	**100%**

Setting and Evaluating Performance Targets. Company financial goals may be achieved by the NEOs at a threshold, target, or superior level. If actual performance for Company financial goals falls between either the threshold and target levels or the target and superior levels, the payouts are interpolated accordingly based on payout levels shown below. Each goal is measured separately and if the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero. The Business Performance Factor is calculated based on the weighted average for each metric.

Performance Level	Payout Level
Threshold	50% of Target
Target	100% of Target
Superior	200% of Target

The ESG modifier (the "ESG Modifier") introduced in 2022 was designed to incorporate overall Company performance on ESG matters. Performance is evaluated based on a holistic, qualitative review of Labcorp's success relative to ESG performance objectives. The modifier can range from 90% to 100% and applies to all Section 16 reporting officers and is subject to an overall payout cap of 200% of the executive's target under the LBP. The 2022 ESG Modifier included the following goals:

- increase diverse representation at leadership levels;
- establish and support initiatives to reduce energy consumption; and
- advance Labcorp's commitment to data privacy and security, compliance and ethics, and safety.

In addition, there is an Individual Performance Modifier that increases or decreases the executive's bonus based on individual performance, which may address individual, strategic, and operational objectives, as well as soft skills like leadership and collaboration. The Individual Performance Modifier may range from 0% to 150%, provided that the modifier may not increase the payout to more than 200% of target under the LBP, the overall plan cap on payouts. If one or more of the individual performance metrics are not achieved (resulting in 0%), then the corresponding LBP payout could result in an amount less than the threshold level amount.

The threshold, target, and superior goals for the revenues, adjusted operating income, and Drug Development net orders measures were based on various outcomes considered by the CHC Committee, with the target amounts aligning to the Company's and segment's operating budget approved by the Board. Our 2022 goals took into consideration the Company's and each segment's internal outlook and expectations, and the outlook for 2022 provided to the public markets in early 2022. As our business context has become increasingly volatile due to the impact of factors such as COVID-19, global economic and sociopolitical factors, and inflation, setting appropriate targets continues to be challenging. In August 2022, we increased the threshold levels of Drug Development segment metrics from 80% of target to 90% of target, which made the achievement of threshold more challenging, in order to better align costs with performance given the challenging business environment. This also aligned thresholds on Drug Development metrics with the threshold used for enterprise and Diagnostics revenue. Target and maximum performance levels were not changed.

Results for 2022 Company and Segment Financial Goals. The 2022 goals and the result for the year for each goal were:

COMPANY GOALS	THRESHOLD	TARGET	SUPERIOR	2022 RESULT	ACHIEVEMENT[7]
Consolidated Revenues[1]	$13.9 billion	$15.5 billion	$17.0 billion	$15.0 billion	97.0%
Consolidated Adjusted Operating Income[2]	$2.2 billion	$2.7 billion	$3.0 billion	$2.5 billion	94.0%

LABCORP DIAGNOSTICS SEGMENT BUSINESS	THRESHOLD	TARGET	SUPERIOR	2022 RESULT	ACHIEVEMENT[7]
Segment Revenues[3]	$8.0 billion	$8.8 billion	$9.7 billion	$9.1 billion	103.0%
Segment Adjusted Operating Income[4]	$1.5 billion	$1.9 billion	$2.1 billion	$2.0 billion	108.0%

LABCORP DRUG DEVELOPMENT SEGMENT BUSINESS	THRESHOLD	TARGET	SUPERIOR	2022 RESULT	ACHIEVEMENT[7]
Segment Net Orders[5]	$7.3 billion	$8.1 billion	$11.4 billion	$7.3 billion	90.0%
Segment Adjusted Operating Income[6]	$0.9 billion	$1.0 billion	$1.4 billion	$0.8 billion	78.0%

(1) Consolidated Revenues represents the Company's consolidated revenues as reported in the 2022 Annual Report, adjusted for foreign currency impact versus budgeted exchange rates.
(2) Consolidated Adjusted Operating Income represents the Company's consolidated adjusted operating income (excluding amortization, restructuring charges, special items, and impairments) as reported in the Company's 2022 earnings release on February 16, 2023, adjusted for foreign currency impact versus budgeted exchange rates.
(3) Labcorp Diagnostics' Segment Revenues represents Labcorp Diagnostics revenues as reported in the Company's 2022 earnings release on February 16, 2023, adjusted for foreign currency impact versus budgeted exchange rates and to remove 70% of the acquisition model pro-forma revenue.
(4) Labcorp Diagnostics' Segment Adjusted Operating Income represents Labcorp Diagnostics adjusted operating income as reported in the Company's 2022 earnings release on February 16, 2023, adjusted for foreign currency impact versus budgeted exchange rates and to remove 70% of the acquisition model pro-forma Adjusted Operating Income.
(5) Segment Net Orders represents Labcorp Drug Development's reported net orders at actual currency rates.
(6) Drug Development's Segment Adjusted Operating Income represents Labcorp Drug Development's adjusted operating income as reported in the Company's 2022 earnings release on February 16, 2023, adjusted for foreign currency impact versus budgeted exchange rates.
(7) Percentage achieved as a percentage of the target goal.

COMPENSATION DISCUSSION & ANALYSIS

The table below shows the bonus opportunity for each executive, the Business Performance Factor, the ESG Modifier, the Individual Performance Modifier, and the resulting LBP award. In 2022, given the Company's continued solid financial performance and ability to meet continued needs of patients, providers, and pharmaceutical clients, the Individual Performance Modifier was set at 100% for each executive. In addition, after a review of the Company's performance against the newly implemented ESG goals, the CHC Committee approved a 100% modifier for each executive.

EXECUTIVE	PRORATED SALARY	BONUS TARGET (%) OF SALARY	TARGET OPPORTUNITY	BUSINESS PERFORMANCE FACTOR	BUSINESS PERFORMANCE FACTOR PAYOUT %	ESG MODIFIER %	INDIVIDUAL PERFORMANCE MODIFIER %	BONUS PAYOUT $
ADAM H. SCHECHTER	$1,317,411	150%	$1,976,117	Enterprise	84.8%	100%	100%	$1,675,221
BRIAN J. CAVENEY	$537,964	100%	$537,964	Diagnostics	119.3%	100%	100%	$641,792
GLENN A. EISENBERG	$780,468	100%	$780,468	Enterprise	84.8%	100%	100%	$661,630
PAUL R. KIRCHGRABER	$630,000	100%	$630,000	Drug Development	42.4%	100%	100%	$267,036
MARK S. SCHROEDER	$537,964	100%	$537,964	Enterprise	84.8%	100%	100%	$456,051

Long-Term Incentive Awards

Long-term incentive awards for 2022 continued to be comprised of a mix of performance share awards, time based non-qualified stock options, and restricted stock units. Performance share awards vest based on performance at the end of a three-year performance measurement period. Non-qualified stock options and restricted stock units generally vest in equal one-third increments over a three-year period beginning on the first anniversary of the grant date. Performance share awards are intended to comprise 60% or more of the target value on the grant date with the remainder split between restricted stock units and non-qualified stock options (based on the Black-Scholes option pricing model).

In setting 2022 long-term compensation, the CHC Committee determined that a balanced program using performance-based awards, non-qualified stock options, and restricted stock units would achieve all of the following:

- reward stock-price growth;
- deliver performance-based, at-risk compensation through performance shares;
- ensure longer-term business focus through the use of multi-year operational performance goals to determine the number of performance share awards ultimately earned;
- provide retention features through multi-year vesting and the use of stock options and restricted stock units (three-year vesting requirement);
- align interests of executive officers, including the NEOs, with interests of all shareholders; and
- align with emerging practices of the market and peer group data.

The CHC Committee annually evaluates the size of long-term incentive award values to assess whether when combined with base salary and the target LBP payout, the total target pay opportunity would be generally aligned with the median of the peer group and/or other applicable market comparisons. In addition to the review of market comparisons, the CHC Committee retains the flexibility to adjust individual award levels, taking into account variations in the individual's job experience and responsibility, including as reviewed and recommended to the CHC Committee by Mr. Schechter for executives other than himself. In 2022, the CHC Committee applied a target long-term incentive mix of 60% performance shares, 20% non-qualified stock options, and 20% restricted stock units. In determining the target long-term incentive award values for 2022, the Committee considered whether the values of total target pay opportunities for all of our NEOs would be within what the CHC Committee considered to be a competitive range of the market median (within a 15% range). The values ultimately selected were based on the Company's desire to attract and retain executive talent, the Company's stated objective of placing a greater emphasis on long-term incentives, and the CHC Committee's assessment of the Company's performance.

Each year, the CHC Committee assesses the appropriateness of the metrics used to determine the actual number of performance shares to be earned, if any, at the end of the next three-year period. This assessment takes into consideration a number of factors including, alignment with long-term business objectives, feedback from shareholders, ability to establish meaningful long-term goals and alignment to shareholder value creation, among others. For the 2022-2024 performance cycle, the CHC Committee determined that EPS growth, revenue growth, and TSR remained appropriate because they (i) are critical to the long-term success of the Company, (ii) are transparent to shareholders and the NEOs, (iii) reinforce alignment between the NEOs and shareholders through the TSR modifier, and (iv) create an appropriate balance between profitability and top-line growth, which is important to shareholder value and discourages unnecessary risk taking.

The table below presents an overview of the 2022-2024 performance share awards, which are based on three-year cumulative EPS growth, revenue growth measured on a three-year cumulative basis, and TSR relative to our peer group, as follows:

GOAL	WEIGHTING	THRESHOLD	TARGET	SUPERIOR
EPS GROWTH (3-year cumulative EPS)	70%	$50.25	$56.75	$63.25
REVENUE GROWTH (3-year cumulative revenue)	30%	$46.0 billion	$47.4 billion	$48.8 billion
RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER*	N/A	Bottom 25th Percentile -25%	Between the 26th and 75th Percentile No adjustment	Top 25th Percentile +25%

The performance share awards provide that achievement at the Threshold level results in earning 50% of the related portion of the award, achievement at the Target level results in earning 100% of the related portion of the award, and achievement at the Superior level results in earning 200% of the related portion of the award. If the three-year cumulative relative TSR falls below the 25th percentile of our peer group, the calculated payout of the performance shares will be reduced by 25%. If the three-year cumulative relative TSR is above the 75th percentile, the calculated payout of the performance shares will be increased by 25%, subject to an overall cap at 200% of target.

Details related to the grant size for each NEO can be found in the Grants of Plan-Based Awards table on page 71.

2020-2022 Performance Share Awards Earned

We granted performance share awards in 2020 that would be earned only to the extent the stated performance goals over the three-year performance period ending December 31, 2022 were realized. The awards were based on annual EPS growth over the three-year period and revenue growth measured by three-year cumulative revenue, with a modifier based on total shareholder return relative to our peer group. The awards provided that achievement at the Threshold level would result in earning 50% of the related portion of the award, achievement at the Target level would result in earning 100% of the related portion of the award, and achievement at the Superior level would result in earning 175% of the related portion of the award. As a result of the performance, and as described in the table below, awards were earned at 134.2% of target, and vested on March 30, 2023:

GOAL	WEIGHTING	THRESHOLD	TARGET	SUPERIOR	2020-2022 RESULT
EPS GROWTH* (annual)	70%	2020: $11.64 2021 & 2022: *2% annual growth rate over the prior year*	2020: $12.00 2021 & 2022: *5% annual growth rate over the prior year*	2020: $12.36 2021 & 2022: *8% annual growth rate over the prior year*	2020: $23.94 (superior) 2021: $28.54 (Superior) 2022: $19.94 (below Threshold) Average annual growth rate for the 3-year period of 33.5%
REVENUE GROWTH (3-year cumulative revenue)	30%	$36.7 billion	$37.9 billion	$39.0 billion	$45.0 billion (Superior)
RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER**	N/A	Bottom 25th Percentile	26th-75th Percentile	Top 25th Percentile	64th Percentile (Target)

*   The level of achievement was determined separately for each of 2020, 2021 and 2022, and then an average of the achievement levels for these three years was calculated to determine the overall achievement level of the EPS Growth performance criterion for the 2020-2022 performance period.

** Refers to the percentile among our peer group based on TSR. The performance shares awards provided that if the three-year cumulative relative TSR was below the 25th percentile of our peer group, the calculated payout of the performance shares would be reduced by 25%, if the three-year cumulative relative TSR was above the 75th percentile, the calculated payout of the performance shares would be increased by 25%, and of the three-year cumulative relative TSR was in range from the 26th to the 75th percentile, then no adjustment would be made.

The chart below shows the total payout of the performance share awards earned by our NEOs who received grants in each three-year period from 2018 to 2022.



Spin-Off Equity Incentive

In July 2022, the Company announced its intent to spin-off its CDCS business to Labcorp shareholders through a tax-free transaction, which is targeted for completion in mid-2023. The planned transaction will result in two independent, publicly traded companies, each positioned for strong, sustainable growth. Given the importance of the transaction to Labcorp's strategy and the accelerated timeframe for completion, the CHC Committee approved a special incentive for Mr. Eisenberg given the critical nature of his role in preparing Labcorp for the spin-off. The award was granted on November 1, 2022 and consisted of two components, (i) a restricted stock grant of approximately $2 million in target value, which fully vests on April 15, 2024, and (ii) a performance share grant of approximately $2 million in target value, which vests subject to both continued service and a performance condition related to Labcorp's contemplated spin-off transaction. The performance conditions require that (i) the Company has taken the steps needed to consummate the spin-off by December 31, 2023, but for the approval of any governmental agency or authority or the Board, and (ii) Mr. Eisenberg's continued employment through the filing of the Company's Form 10-Q for the first quarter of 2024.

2019 Incentive Award

In November 2019, with a focus toward retention and to help to ensure continuity of leadership during our executive transition, the CHC Committee approved a special retention restricted stock unit award with an aggregate grant date fair value of $5 million to incentivize Mr. Eisenberg to continue as Executive Vice President and Chief Financial Officer over the long-term. The award vested in three installments, 30% and 40% on each of the first and second anniversaries of the grant date, respectively, and the third installment on the third anniversary of the grant date, subject to a relative TSR modifier that could have adjusted the award upward or downward 25% based on our three-year cumulative relative TSR, but that ultimately did not result in an adjustment.

Equity Grant Practices; Clawback Requirement

Generally, the CHC Committee approves equity grants at the beginning of the year in connection with a regularly scheduled CHC Committee meeting. The equity grants are awarded under the 2016 Omnibus Incentive Plan, pursuant to which the grant date of an award is the date the CHC Committee approves the award. The CHC Committee does not time awards with the release of information concerning the Company.

Awards that have been made pursuant to the 2016 Omnibus Incentive Plan are subject to any recoupment policy adopted by the Company to comply with the requirements of any applicable laws. In December 2018, the Board adopted the Incentive Compensation Recoupment Policy, which generally provides for clawback of cash and equity awards upon an Audit Committee or CHC Committee finding, as applicable, of an accounting restatement caused by material non-compliance with any reporting requirement, an overpayment of an award based on an accounting error, or employee misconduct. In addition, awards made under the 2016 Omnibus Incentive Plan may be annulled if the grantee is terminated for cause (as defined in the 2016 Omnibus Incentive Plan or in any other agreement with the grantee). We will re-assess our policy in 2023 upon the adoption of recently announced NYSE Listing Standards governing clawbacks of executive compensation.

Stock Ownership Guidelines

The Board believes that requiring executive management to maintain a significant personal level of stock ownership ensures that each executive officer is financially aligned with the interests of our shareholders. Pursuant to the executive stock ownership program, the stock ownership requirement for each Section 16 Officer is determined annually, utilizing the executive's base salary as of the Measurement Date and the average closing price of the Company's Common Stock for the 90-day period ending on the Measurement Date. For new executive officers, the stock ownership requirement is initially determined as of the date that the person becomes an executive officer, utilizing the executive's base salary as of that date and the average closing price of the Company's Common Stock for the 90-day period ending on that date.

COMPENSATION DISCUSSION & ANALYSIS

The required level of stock ownership will be adjusted if the executive's position changes and the new position has a different ownership requirement. An executive is required to maintain this level of stock ownership throughout his or her tenure with the Company until near retirement, as explained below. The ownership requirements for each position are:

POSITION	COMPANY STOCK OWNERSHIP REQUIREMENTS AS A MULTIPLE OF BASE SALARY
Chief Executive Officer	6x
Executive Vice Presidents	3x
All Other Executive Officers	1x

Until the required level of ownership is met, an executive is required to hold 50% of any shares of Company Common Stock acquired upon the lapse of restrictions on any stock grant and upon the exercise of stock options, net of taxes and shares used to pay the exercise price. If an executive fails to meet or show progress towards satisfying these requirements, the CHC Committee may reduce future equity grants or other incentive compensation for that executive. Once an executive reaches the age of 62, the ownership requirement is reduced by 50%, and once an executive reaches the age of 64, the ownership requirement is reduced by 75%. As of December 31, 2022, each of the NEOs was in compliance with the stock ownership guidelines, either through satisfying the required level of ownership, or by satisfying the holding requirement.

Ban on Pledging and Hedging Transactions

The Company maintains an Insider Trading Policy that prohibits all directors, officers, and employees from pledging and hedging with respect to Company stock, including:

- purchases of Company stock on margin and/or any pledge of Company stock, including holding Company stock in a marginable account and/or in any account other than a cash account;
- short sales;
- the buying or selling "puts" or "calls"; and
- other forms of hedging transactions, such as "prepaid variable forwards," "equity swaps," "collars," and "exchange funds".

Perquisites

The CHC Committee has determined that financial services, long-term disability, a wellness exam allowance, and certain security services are appropriate benefits that help ensure that the Company's executives maintain appropriate fiscal and physical health, which contributes to stable executive leadership for the Company. Pursuant to his employment agreement, the Company has agreed to pay up to $350,000 in incremental costs for flights for Mr. Schechter to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina for the first three years of his employment. Mr. Schechter's employment agreement also provides that he be provided with a car and driver for local commuting and business use. Mr. Schechter is responsible for all other commuting costs and does not receive tax reimbursement for any imputed income associated with personal travel. Additional information on the perquisites for Mr. Schechter are set forth below under the section "Mr. Schechter's Employment Agreement – Benefits and Perquisites" on page 81.

While historically the use of corporate aircraft for personal travel has been limited to extraordinary circumstances, pursuant to Mr. Schechter's employment agreement, Mr. Schechter is permitted use of the corporate aircraft for personal travel to promote his safety and security while traveling. In providing this opportunity to Mr. Schechter, the CHC Committee also believed that use of the corporate aircraft for personal as well as business travel would enhance his overall productivity and efficiency. Pursuant to his employment agreement, Mr. Schechter is permitted to use a private aircraft for nonbusiness purposes for an amount not to exceed $150,000 per calendar year. In July 2021, the CHC Committee also authorized Mr. Schechter to review and approve occasional, limited non-business use of the corporate aircraft by executive management and employees to the CEO, provided that the CEO determines that it is appropriate for such employee's productivity, privacy, safety, and security.

The CHC Committee believes that the perquisites the Company provides are appropriate and beneficial to the Company, and there are no tax gross-up payments associated with these perquisites. For more information on perquisites in 2022, including the valuation and amounts, see the "Summary Compensation Table" below.

Termination and Change-in-Control Payments

The Company maintains an Amended and Restated Master Senior Executive Severance Plan (the "Severance Plan") that provides participants with financial protection in circumstances involving a qualifying termination. The Severance Plan was established to provide a competitive benefit necessary to attract and retain executives, and so that in the context of a change in control the executive would consider corporate actions that would benefit shareholders without regard to personal finances.

We believe that the Severance Plan is appropriately structured and consistent with current market practice. For example, the Severance Plan provides for severance payments, a portion of which is based on the executive's average actual annual incentive payouts over a three-year period prior to the termination of employment, rather than target, and does not have tax gross-up payments associated with change-in-control payments. For additional information on the termination and change-in-control benefits under the Severance Plan, see "Potential Payments Upon Termination or Change-in-Control" on page 76.

The 2016 Omnibus Incentive Plan provides that if awards are assumed or substituted in connection with a change in control, only a qualifying termination event will result in accelerated vesting (i.e., "double trigger"). The plan does not provide for any tax gross-ups. We believe these provisions are consistent with current compensation trends.

Mr. Schechter does not participate in the Severance Plan. For a discussion of Mr. Schechter's severance arrangements, which are governed by the provisions of his employment agreement, see the section "Mr. Schechter's Severance Arrangements" on page 82.

Deferred Compensation Plan

At the end of 2021, Labcorp froze both the Laboratory Corporation of America Holdings Deferred Compensation Plan and the Covance Deferred Compensation Plan and established a new plan, the Laboratory Corporation of America Holdings Nonqualified Deferred Compensation Plan ("DCP"), effective January 1, 2022. Under the DCP, certain of Labcorp's executives, including the NEOs, may elect to defer up to 90% of their annual cash incentive pay and/or up to 50% of their annual base salary and/or eligible commissions subject to annual limits established by the federal government. The deferral limits were based on the CHC Committee's assessment of best practices at the time the DCP was established. The DCP was established to provide a competitive benefit as part of the overall benefits package available to executives and provides them with a tax efficient strategy for retirement savings and capital accumulation without significant cost to the Company. Labcorp makes no matching contributions to the DCP. For additional information on the DCP, see "Deferred Compensation Plan" and accompanying table beginning on page 75.

Retirement Plans

The Company previously adopted a supplemental retirement plan, the Pension Equalization Plan (the "PEP") for executives, including the NEOs who have met the Plan's service requirements. The PEP is an unfunded, non-contributory, non-qualified plan that was designed to provide income continuation benefits at retirement and work in conjunction with the Company's Cash Balance Retirement Plan (the "Cash Balance Plan"), a qualified and funded defined benefit plan available to substantially all employees. The PEP was intended to provide additional retirement benefits to a select group of management employees as an integral part of a total compensation package designed to attract and retain top executive performers. Requirements of participation when the PEP was established included (i) approval of participation by the Chief Executive Officer, (ii) being named as a Senior or Executive Vice President or operating in the capacity of one, or (iii) being named as the President or CEO. Effective January 1, 2010, both the PEP and the Cash Balance Plan were frozen; after that date no new participants have been admitted and no further service credits were awarded to current participants. Mr. Schroeder is the only NEO who participates in these plans.

The Company currently offers a 401(k) plan, which is a defined contribution retirement savings plan. Participation in this plan is available to substantially all eligible US-based employees, including executives. Company contribution information for executives is reflected in the "Summary Compensation Table" below.

COMPENSATION AND HUMAN CAPITAL COMMITTEE REPORT

The Compensation and Human Capital Committee of the Board of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation and Human Capital Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K (including through incorporation by reference to this Proxy Statement).

THE COMPENSATION AND HUMAN CAPITAL COMMITTEE

Garheng Kong, Chair
Jean-Luc Bélingard
Richelle P. Parham
Kathryn E. Wengel

EXECUTIVE COMPENSATION

Summary Compensation Table

The compensation paid, accrued, or awarded during the years ended December 31, 2020, 2021, and 2022 to the Company's NEOs, which include the Company's CEO, the Chief Financial Officer, and the three other most highly compensated executive officers who were serving as executive officers as of December 31, 2022, is set forth below:

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)[1]	BONUS ($)	NON-QUALIFIED STOCK OPTIONS ($)[2]	STOCK AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)[4]	ALL OTHER COMPENSATION ($)[5]	TOTAL ($)
ADAM H. SCHECHTER President and Chief Executive Officer	2022	$1,317,500		$2,142,125	$9,063,244	$1,675,221	$-	$729,207	$14,927,297
	2021	$1,277,381		$1,803,330	$13,236,819	$3,802,068	$-	$432,007	$20,551,605
	2020	$1,250,000		$1,825,313	$8,039,489	$3,187,500	$-	$433,259	$14,735,561
BRIAN J. CAVENEY Executive Vice President, President, Diagnostics and Chief Medical Officer	2022	$538,000		$343,045	$1,440,880	$641,792	$-	$44,750	$3,008,467
	2021	$521,532		$286,045	$2,112,324	$1,034,877	$-	$15,851	$3,970,629
	2020	$505,000		$292,210	$1,283,873	$850,000	$-	$10,049	$2,941,132
GLENN A. EISENBERG Executive Vice President and Chief Financial Officer	2022	$780,500		$586,988	$6,551,496	$661,630	$-	$101,879	$8,682,493
	2021	$756,287		$497,470	$3,660,580	$1,500,695	$-	$43,676	$6,458,708
	2020	$723,000		$504,363	$2,223,851	$1,213,800	$-	$45,347	$4,710,361
PAUL R. KIRCHGRABER Executive Vice President and Chief Executive Officer, Early Development, Central Laboratories and Oncology	2022	$630,000		$388,784	$1,648,375	$267,036	$-	$82,738	$3,016,933
	2021	$625,838		$286,045	$2,112,324	$1,241,852	$-	$155,367	$4,421,426
	2020	$606,000		$292,210	$1,283,873	$724,608	$-	$66,960	$2,973,651
MARK S. SCHROEDER Executive Vice President, and President, Diagnostics, Laboratory Operations and Global Supply Chain	2022	$538,000		$343,045	$1,440,880	$456,051	$-	$65,079	$2,843,055
	2021	$521,532		$286,045	$2,112,324	$1,034,877	$-	$35,851	$3,990,629
	2020	$505,000		$292,210	$1,283,873	$850,000	$18,648	$42,849	$2,992,580

(1) Values reflect the amounts actually paid to the NEOs in each year. Base salary adjustments, if any, typically occur in July of each year. Base salary adjustments are typically not retroactive to the beginning of the year.

(2) Represents the aggregate grant date fair value of options, restricted stock units, and performance shares for each NEO granted during each respective year, computed in accordance with accounting standards for stock-based compensation. The grant date fair value of restricted stock units is based on the closing price of the Common Stock on the applicable grant date. For the February 2022 performance share awards, the grant date fair value is based on a Monte Carlo simulated fair value for the relative (to the peer group at the time of the grant) TSR component of the performance awards. The Monte Carlo simulation model relies upon assumptions, including the historical and expected volatility of the Company's stock price and the relevant comparator index, correlation coefficients and interest rates. Assumptions used in these calculations are included on page F-33 of our 2022 Annual Report. For this purpose, the February 2022 performance share awards included in the above totals are valued assuming achievement of the EPS and revenues goals at target, which was the probable outcome determined for accounting purposes at the time of grant. The threshold and superior grant date values of performance share awards granted in February 2022 included above are as set forth in the table below. The amounts in the table below do not include the performance award granted to Mr. Eisenberg in November 2022, as the award is only achievable at target.

EXECUTIVE COMPENSATION

NAME	GRANT DATE VALUE AT THRESHOLD PERFORMANCE ($)	GRANT DATE VALUE AT SUPERIOR PERFORMANCE ($)
ADAM H. SCHECHTER	$3,430,726	$13,722,904
BRIAN J. CAVENEY	$545,015	$2,180,060
GLENN A. EISENBERG	$935,131	$3,740,524
PAUL R. KIRCHGRABER	$623,899	$2,495,595
MARK S. SCHROEDER	$545,015	$2,180,060

(3) Represents the amounts earned by each NEO during 2022 pursuant to the Company's LBP.
(4) Represents solely the aggregate change in the actuarial present value of each NEO's accumulated benefit under the Company's pension plans from December 31, 2019 to December 31, 2020, December 31, 2020 to December 31, 2021, and December 31, 2021 to December 31, 2022, respectively. For the assumptions made in the 2022 valuations, see Note 15 to the Company's audited financial statements included within its 2022 Annual Report. These assumptions change from year to year to reflect current market conditions.
(5) Includes the value of the following perquisites: financial services; cash dividends; executive long-term disability premiums; and security and travel, pursuant to the policies in effect for a particular year. Financial services amounts are based on the actual amounts paid by the Company to its third-party vendor for financial services. Cash dividends include amounts paid or to be paid at vesting for awards granted in 2019, 2020 and 2021, reflecting dividends paid on the Company's common stock in 2022. Dividend Equivalent Rights are not paid out unless the underlying shares vest. Also includes (i) Company 401(k) Plan contributions, which are applicable to all eligible employees and (ii) a corrective contribution to each of Mr. Schechter's and Mr. Schroeder's 401(k) Plan accounts, relating to an administrative error that failed to deduct the requested amounts in relation to a 401(k) after-tax contribution election.

Perquisites

The table below details the perquisites, including those that exceeded 10% of the total perquisites, received by the NEOs during 2022, plus the Company contributions into each executive's 401(k) account during 2022.

NAME	YEAR	FINANCIAL SERVICES ($)[1]	CASH DIVIDENDS ($)	LONG-TERM DISABILITY ($)[1]	SECURITY AND TRAVEL ($)[2]	COMPANY PAID 401-K ($)[3]
ADAM H. SCHECHTER	2022	$20,000	$160,751	$1,686	$532,556	$14,214
BRIAN J. CAVENEY	2022	$-	$28,095	$1,405	$-	$15,250
GLENN A. EISENBERG	2022	$20,000	$60,988	$1,405	$6,446	$13,040
PAUL R. KIRCHGRABER	2022	$-	$28,091	$1,405	$45,579	$7,663
MARK S. SCHROEDER	2022	$20,000	$28,095	$1,405	$-	$15,579

(1) Represents the actual cost of the perquisite, which is taxable to the NEO, and for which taxes are not reimbursed by the Company.
(2) The Board instructed each of Messrs. Schechter, Eisenberg, Schroeder and Drs. Caveney and Kirchgraber to take certain actions to enhance their security, which for Mr. Schechter and Dr. Kirchgraber included using a specified company vehicle, and in Mr. Schechter's case resulted in his employment agreement providing that he be provided with a car and driver for local commuting and business use. Rather than disclose a lower amount based on the use of the automobile attributable to what is deemed to be personal use, which is permitted under applicable rules, this column reflects all the costs, both personal and business, incurred by the Company in 2022 for the vehicle used by Mr. Schechter ($35,212) and Dr. Kirchgraber ($28,188). Pursuant to Mr. Schechter's employment agreement, he received a personal travel allowance for use of corporate aircraft of up to $150,000 per year, however, he will not receive tax reimbursement for any imputed income associated with personal travel. Mr. Schechter's calculated cost for personal use of the corporate aircraft in 2022 was $114,563, which is calculated using the Company's aggregate incremental direct operating costs, including the hourly cost of fuel, landing, ramp and parking fees, and other variable costs incurred by the Company for the flights, as well as any fixed hourly rate charged to the Company for the trip-specific aircraft. In addition, pursuant to his employment agreement, for his first three years of employment Mr. Schechter is entitled to flights to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina, with an incremental cost to the Company of up to $350,000 per calendar year. Mr. Schechter's calculated cost for commuting travel in 2022 was $382,782. The Company paid the following for security related services: $6,446 for Mr. Eisenberg; and $994 for Dr. Kirchgraber. The executives are permitted use of the corporate aircraft for personal travel to promote their safety and security while traveling. The Company incurred the following incremental expenses for personal use of the corporate aircraft: $16,397 for Dr. Kirchgraber for which is calculated including the hourly cost of fuel, landing, ramp, and parking fees, and other variable costs incurred by the Company for the flights, as well as any fixed hourly rate charged to the Company for the trip-specific aircraft.
(3) Includes the Company's matching Contribution to 401(k), which is applicable to all eligible employees.

Grants of Plan-Based Awards

During 2022, the following restricted stock unit, performance share awards, stock options, and annual cash incentive awards pursuant to the LBP, were made to the NEOs.

NAME	AWARD TYPE	GRANT DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER OPTION AWARDS NUMBER OF SECURITIES UNDERLYING OPTIONS (#)[3]	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	ALL OTHER STOCK AWARDS NUMBER OF SHARES OF STOCK OR UNITS (#)[4]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)[2]	TARGET (#)[2]	MAXIMUM (#)[2]				
ADAM H. SCHECHTER	Restricted Stock Units	2/11/2022									7,970	$2,201,792
	Performance Share	2/11/2022				11,960	23,920	47,840				$6,861,452
	Stock Options	2/11/2022							28,100	$276.26		$2,142,125
	LBP	3/31/2022	$963,750	$1,927,500	$3,855,000							
BRIAN J. CAVENEY	Restricted Stock Units	2/11/2022									1,270	$350,850
	Performance Share	2/11/2022				1,900	3,800	7,600				$1,090,030
	Stock Options	2/11/2022							4,500	$276.26		$343,045
	LBP	3/31/2022	$262,500	$525,000	$1,050,000							
GLENN A. EISENBERG	Restricted Stock Units	2/11/2022									2,170	$599,484
	Restricted Stock Units	11/1/2022									9,170	$2,040,875
	Performance Share	2/11/2022				3,260	6,520	13,040				$1,870,262
	Performance Share	11/1/2022				-	9,170	-				$2,040,875
	Stock Options	2/11/2022							7,700	$276.26		$586,988
	LBP	3/31/2022	$384,500	$769,000	$1,538,000							
PAUL R. KIRCHGRABER	Restricted Stock Units	2/11/2022									1,450	$400,577
	Performance Share	2/11/2022				2,175	4,350	8,700				$1,247,798
	Stock Options	2/11/2022							5,100	$276.26		$388,784
	LBP	3/31/2022	$315,000	$630,000	$1,260,000							
MARK S. SCHROEDER	Restricted Stock Units	2/11/2022									1,270	$350,850
	Performance Share	2/11/2022				1,900	3,800	7,600				$1,090,030
	Stock Options	2/11/2022							4,500	$276.26		$343,045
	LBP	3/31/2022	$262,500	$525,000	$1,050,000							

(1) Amounts represent the range of possible payouts denominated in dollars pursuant to the LBP, as established by the CHC Committee in February 2022. Pursuant to the LBP, base salary amounts used to calculate target bonus amounts are prorated to reflect base salary increases effective July 3, 2022. Actual amounts paid out pursuant to the plan are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For a discussion of the performance criteria applicable to these awards, see "Compensation Discussion and Analysis – Annual Cash Incentive Pay (LBP)" above.

(2) Amounts represent the range of estimated potential shares to be earned under performance share awards. The performance share awards vest at the end of three years provided that certain performance metrics are met. For a discussion of the performance criteria applicable to these awards, see "Compensation Discussion and Analysis – Long-Term Incentive Awards" above.

(3) Amounts represent stock option awards that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service.

(4) Amounts represent restricted stock unit awards that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service.

(5) Amounts represent the full grant date fair value of restricted stock unit, stock options, and performance share awards as computed in accordance with accounting standards for stock-based compensation, but excluding the effect of estimated forfeitures. The amounts shown in this column will likely vary from the amount actually realized by any NEO based on a number of factors, including the number of shares that ultimately vest, the satisfaction or failure to meet any performance criteria, the timing of any exercise or sale of shares, and the price of the Company's Common Stock. The value for stock options is calculated using the Black-Scholes option pricing model. The value of the performance share awards granted in February 2022, as of the grant date if they are achieved at the maximum payout is as follows: Mr. Schechter – $13,722,904; Dr. Caveney – $2,180,060; Mr. Eisenberg – $3,740,524; Dr. Kirchgraber – $2,495,595; and Mr. Schroeder – $2,180,060.

Outstanding Equity Awards at Fiscal Year-End

The following table shows, as of December 31, 2022, the number of outstanding stock options, restricted stock units and performance shares held by the NEOs:

NAME	GRANT DATE	OPTION AWARDS				STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[4,5,6]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[3]
ADAM H. SCHECHTER	11/1/2019	65,100	-	$191.51	10/31/2029				
	11/1/2019	24,800	-	$166.53	10/31/2029				
	2/4/2020	30,400	15,200	$182.51	2/3/2030				
	2/2/2021	9,666	19,334	$233.39	2/1/2031				
	2/11/2022	-	28,100	$276.26	2/10/2032				
	2/4/2020					3,507	$825,828		
	2/2/2021					5,547	$1,306,208		
	2/11/2022					7,970	$1,876,776		
	2/4/2020							42,353	$9,973,284
	2/2/2021							64,940	$15,292,071
	2/11/2022							47,840	$11,265,363
BRIAN J. CAVENEY	2/12/2018	2,700	-	$168.49	2/11/2028				
	2/12/2019	3,500	-	$146.59	2/11/2029				
	2/4/2020	4,866	2,434	$182.51	2/3/2030				
	2/2/2021	1,533	3,067	$233.39	2/1/2031				
	2/11/2022	-	4,500	$276.26	2/10/2032				
	2/4/2020					560	$131,869		
	2/2/2021					887	$208,871		
	2/11/2022					1,270	$299,060		
	2/4/2020							6,763	$1,592,551
	2/2/2021							10,360	$2,439,572
	2/11/2022							7,600	$1,789,648
GLENN A. EISENBERG	2/4/2020	8,400	4,200	$182.51	2/3/2030				
	2/2/2021	2,666	5,334	$233.39	2/1/2031				
	2/11/2022	-	7,700	$276.26	2/10/2032				
	2/4/2020					970	$228,416		
	2/2/2021					1,534	$361,226		
	2/11/2022					2,170	$510,992		
	11/1/2022					9,170	$2,159,352		
	2/4/2020							11,715	$2,758,648
	2/2/2021							17,960	$4,229,220
	2/11/2022							13,040	$3,070,659
	11/1/2022							9,170	$2,159,351

NAME	GRANT DATE	OPTION AWARDS		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE[1]			NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[4,5,6]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[3]
PAUL R. KIRCHGRABER	2/4/2020	4,866	2,434	$182.51	2/3/2030				
	2/2/2021	1,533	3,067	$233.39	2/1/2031				
	2/11/2022	-	5,100	$276.26	2/10/2032				
	2/4/2020					560	$131,869		
	2/2/2021					887	$208,871		
	2/11/2022					1,450	$341,446		
	2/4/2020							6,763	$1,592,551
	2/2/2021							10,360	$2,439,572
	2/11/2022							8,700	$2,048,676
MARK S. SCHROEDER	2/7/2017	3,400	-	$130.60	2/6/2027				
	2/12/2018	2,700	-	$168.49	2/11/2028				
	2/12/2019	3,500	-	$146.59	2/11/2029				
	2/4/2020	4,866	2,434	$182.51	2/3/2030				
	2/2/2021	1,533	3,067	$233.39	2/1/2031				
	2/11/2022	-	4,500	$276.26	2/10/2032				
	2/4/2020					560	$131,869		
	2/2/2021					887	$208,871		
	2/11/2022					1,270	$299,060		
	2/4/2020							6,763	$1,592,551
	2/2/2021							10,360	$2,439,572
	2/11/2022							7,600	$1,789,648

(1) Stock option awards vest ratably over three years, beginning on the first anniversary of the grant date.

(2) Restricted stock units vest ratably over three years, beginning on the first anniversary of the grant date, except for Mr. Eisenberg's November 1, 2022 grant, which vests in full on April 15, 2024.

(3) Aggregate market value is calculated based on the Common Stock price on December 30, 2022, which was $235.48 per share, multiplied by the number of shares or units, respectively, for each unvested performance or stock award.

(4) Represents the number of shares subject to the February 4, 2020 performance awards that vested on March 30, 2023 following the performance period ending December 31, 2022.

(5) Based on performance to date, represents the number of shares subject to the February 2, 2021 performance awards for the performance period ending December 31, 2023, assuming achievement at superior. Information on the threshold, target, and superior awards are provided in the "Grants of Plan-Based Awards" table in the Company's proxy statement for its 2022 Annual Meeting of Shareholders.

(6) Based on performance to date, represents the number of shares subject to the February 11, 2022 performance awards for the performance period ending December 31, 2024, assuming achievement at superior. Information on the threshold, target, and superior awards are provided in the "Grants of Plan-Based Awards" table above.

EXECUTIVE COMPENSATION

Option Exercises and Stock Vested

The following table shows, for 2022, the number and value of stock options exercised and the number and value of vested restricted stock units and performance shares for each of the NEOs:

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
ADAM H. SCHECHTER[1]	-	$-	8,287	$2,177,328
BRIAN J. CAVENEY[2]	-	$-	9,892	$2,637,912
GLENN A. EISENBERG[3][4]	32,100	$3,428,907	28,852	$7,322,257
PAUL R. KIRCHGRABER[5]	-	$-	7,034	$1,834,214
MARK S. SCHROEDER[2]	-	$-	7,538	$1,996,024

(1) *Represents one-third of the restricted stock units granted on November 1, 2019 that vested on November 1, 2022 at $222.56. per share, the closing price on that date; one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2022 at $277.48 per share, the closing price on that date; and one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2022 at $273.18 per share, the closing price on that date.*

(2) *Represents one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2022 at $272.68 per share, the closing price on February 14, 2022; one-third of the restricted stock units granted on November 5, 2019 that vested on November 5, 2022 at $233.77 per share, the closing price on November 7, 2022; one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2022 at $277.48 per share, the closing price on that date; one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2022 at $273.18 per share, the closing price on that date; and 167% of the performance share award granted on February 12, 2019 that vested on March 27, 2022 at $276.42 per share, the closing price on March 28, 2022.*

(3) *Represents one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2022 at $272.68 per share, the closing price on February 14, 2022; one-third of the restricted stock units granted on November 1, 2019 that vested on November 1, 2022 at $222.56 per share, the closing price on that date; one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2022 at $277.48 per share, the closing price on that date; one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2022 at $273.18 per share, the closing price on that date; and 167% of the performance share award granted on February 12, 2019 that vested on March 27, 2022 at $276.42 per share, the closing price on March 28, 2022.*

(4) *The value realized on exercise was based on the price at which these shares were sold, which occurred simultaneously with the exercise. Consequently, the value realized was the sale price minus the strike price, multiplied by the number of shares exercised and sold.*

(5) *Represents one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2022 at $272.68 per share, the closing price on February 14, 2022; one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2022 at $277.48 per share, the closing price on that date; one-third of the restricted stock units granted on November 1, 2019 that vested on November 1, 2022 at $222.56 per share, the closing price on that date; one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2022 at $273.18 per share, the closing price on that date; and 167% of the performance share award granted on February 12, 2019 that vested on March 27, 2022 at $276.42 per share, the closing price on March 28, 2022.*

Retirement Benefits

Prior to January 1, 2010, substantially all employees, including Mr. Schroeder (the only NEO eligible to participate as of January 2010), were eligible to participate in the Cash Balance Plan; the plan was funded by the Company both in terms of an annual service credit, which is a percentage of base salary, and an interest credit, currently at four percent per year. Eligibility requirements under the Cash Balance Plan included one year of service (participants entered the plan in either January or July after meeting the service requirement) and the attainment of 21 years of age. Mr. Schroeder has met the eligibility requirements.

As discussed above, the Company also has a PEP. In October 2009, the Board froze any additional service-based credits for any years of service after December 31, 2009 with respect to both the Cash Balance Plan and the PEP. Both plans are closed to new entrants. Current participants, including Mr. Schroeder (the only NEO currently eligible to participate), in the Cash Balance Plan and the PEP have stopped earning service-based credits, but will continue to earn interest credits.

Under both the Cash Balance Plan and the PEP, a participant is eligible for benefits at normal retirement (the date a participant has both attained age 65 and completed five years of service) or early retirement (the date a participant has both attained age 55 and completed ten years of service), subject to reduced benefits for each year under age 65. For early retirement at or after age 55 with reduced benefits, there is a reduction of one-half percent per month applied to the full retirement benefit for every month under the age of 65.

Before the Cash Balance Plan was frozen for any additional service-based credits, the Cash Balance Plan, as supplemented by the PEP, was designed to provide an employee having 25 years of credited service with an annuity equal to 52% of "final average pay" less 50% of estimated individual Social Security benefits. "Final average pay" is defined as the highest five consecutive years of base salary during the ten years of employment preceding termination or retirement. The participant, if single, has one payment option: ten-year certain and life annuity. If married, the participant has two payment options: (i) ten-year certain and life annuity; or (ii) 50% joint and survivor annuity. The ten-year certain and life annuity offers a guaranteed minimum payment for ten years. The 50% joint and survivor annuity offers half the annuity payments to the surviving spouse.

The formula for calculating the amount payable to the participants in the Cash Balance Plan, in conjunction with the PEP, is illustrated as follows (ten-year certain and life annuity payment option):

[(0.52) x (Final Average Pay) – (0.50) x (Estimated Social Security Benefit)] x (Credited Service up to 25 years) ÷ (25)

The amount payable could be less if a married participant elected to receive benefits under the 50% joint and survivor annuity option. The reduction for the 50% joint and survivor annuity is determined using the actuarial basis defined by the pension plans and reflects the possibility that the spouse may outlive the participant, which extends the length of payments.

The following table shows, as of December 31, 2022, the present value of accumulated benefits under the Company's Cash Balance Plan and PEP for each NEO eligible to participate in the plans:

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)[1]	PRESENT VALUE OF ACCUMULATED BENEFIT ($)[2]	PAYMENTS DURING LAST FISCAL YEAR ($)
MARK S. SCHROEDER	Cash Balance Plan	1.5	$17,377	$-
	Pension Equalization Plan	2.67	$119,552	$-

(1) The Company's Cash Balance Plan had been offered to substantially all employees after a year of service and after reaching 21 years of age. Plan entry dates were January and July of each year. The PEP was amended January 1, 2004, to waive the one-year service requirement. Because of these differing service crediting provisions, there could be a difference of up to 1.5 years between Cash Balance Plan service and PEP service reflected in the column. Credited years of service equals actual years of service with the Company, subject to the crediting provisions above.

(2) The calculation of present value of accumulated benefit is based on a normal retirement age of 65, as defined by each plan, and credited service and certain discount rate and mortality inputs. For the assumptions made in the valuations, see Note 15 to the Company's audited financial statements included within the 2022 Annual Report.

Deferred Compensation Plan

At the end of 2021, Labcorp froze both the Laboratory Corporation of America Holdings Deferred Compensation Plan ("Labcorp Frozen DCP") and the Covance Deferred Compensation Plan ("Covance DCP") and established a new plan, the Laboratory Corporation of America Holdings Nonqualified Deferred Compensation Plan ("DCP"), effective January 1, 2022. The DCP offers eligible participants another vehicle to accumulate savings for retirement. See "Compensation Discussion & Analysis – Deferred Compensation Plan" above. Amounts deferred by a participant are credited to a bookkeeping account maintained on behalf of each participant, which is used for the measurement and determination of amounts to be paid to a participant, or such participant's designated beneficiary, pursuant to the terms of the DCP. Deferred amounts are the Company's general unsecured obligations and are subject to claims by Labcorp's creditors. The Company's general assets or existing Rabbi Trust may be used to fund payment obligations and pay DCP benefits.

According to the terms of the DCP, a participant has the opportunity to allocate deferred amounts to one or more of 25 measurement funds offered. Amounts in these accounts can earn variable returns, including negative returns. Labcorp makes no matching contributions to the DCP.

Under the DCP, a participant may make separate distribution elections with respect to each year's deferrals. These distribution elections include the ability to elect a single lump-sum payment or annual installment payments.

EXECUTIVE COMPENSATION

As a former employee of Covance prior to the Labcorp's acquisition of Covance, Dr. Kirchgraber was eligible to participate in the Covance DCP. Amounts deferred by a participant into the Covance DCP are credited to a bookkeeping account maintained on behalf of each participant, which is used for the measurement and determination of amounts to be paid to a participant, or such participant's designated beneficiary, pursuant to the terms of the Covance DCP. Deferred amounts are the Company's general unsecured obligations and are subject to claims by the Labcorp's creditors. Labcorp invests Covance DCP assets in mutual funds for the payment of plan benefits.

The following table summarizes each NEO's contributions, earnings, and aggregate balance under the Labcorp Frozen DCP, the Covance DCP, and/or the DCP as of December 31, 2022:

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)[1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($)	AGGREGATE EARNINGS IN LAST FY ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE ($)
ADAM H. SCHECHTER	$-	$-	$-	$-	$-
BRIAN J. CAVENEY	$182,082	$-	$-	$-	$734,095
GLENN A. EISENBERG	$-	$-	$-	$-	$-
PAUL R. KIRCHGRABER	$312,278	$-	$-	$-	$1,474,138
MARK S. SCHROEDER	$-	$-	$-	$-	$-

(1) Amounts in this column are included in the Salary column of the Summary Compensation Table above.

Potential Payments Upon Termination or Change in Control

The tables that follow provide information related to compensation payable to each NEO, assuming termination of such executive's employment on December 31, 2022, or assuming a change in control with a corresponding qualifying termination occurred on December 31, 2022. Amounts also assume the price of Common Stock was $235.48, the closing price on December 30, 2022.

ADAM H. SCHECHTER	VOLUNTARY TERMINATION	EARLY RETIREMENT	NORMAL RETIREMENT	INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION	FOR CAUSE TERMINATION	CHANGE-IN-CONTROL[1]	DISABILITY	DEATH
Severance (Related to Base Compensation)	$-	$-	$-	$2,700,000	$-	$4,050,000	$-	$-
Severance (Related to Annual Incentive Cash Payments)	$-	$-	$-	$5,910,476	$-	$8,865,714	$-	$-
Stock Options	$-	$-	$-	$825,348	$-	$845,552	$845,552	$845,552
Restricted Stock Units	$-	$-	$-	$2,123,551	$-	$4,045,583	$4,045,583	$4,045,583
Performance Shares	$-	$-	$-	$22,672,087	$-	$20,900,438	$20,900,438	$20,900,438
Health & Welfare Benefits	$-	$-	$-	$-	$-	$-	$360,000	$1,500,000
TOTAL	$-	$-	$-	$34,231,462	$-	$38,707,287	$26,151,573	$27,291,573

(1) That the amounts payable to Mr. Schechter in the event of a change-in-control may be subject to reduction, including for the excise tax imposed on "excess parachute payments" under Sections 280G and 4999 of the Internal Revenue Code.

BRIAN J. CAVENEY	VOLUNTARY TERMINATION	EARLY RETIREMENT	NORMAL RETIREMENT	INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION	FOR CAUSE TERMINATION	CHANGE-IN-CONTROL	DISABILITY	DEATH
Severance (Related to Base Compensation)	$-	$-	$-	$1,102,000	$-	$1,102,000	$-	$-
Severance (Related to Annual Incentive Cash Payments)	$-	$-	$-	$1,466,101	$-	$1,466,101	$-	$-
Stock Options	$-	$-	$-	$132,133	$-	$135,339	$135,339	$135,339
Restricted Stock Units	$-	$-	$-	$338,876	$-	$645,670	$645,670	$645,670
Performance Shares	$-	$-	$-	$3,562,331	$-	$3,331,713	$3,331,713	$3,331,713
Health & Welfare Benefits	$-	$-	$-	$23,220	$-	$23,220	$300,000	$1,102,000
TOTAL	$-	$-	$-	$6,624,661	$-	$6,704,043	$4,412,722	$5,214,722

GLENN A. EISENBERG	VOLUNTARY TERMINATION	EARLY RETIREMENT	NORMAL RETIREMENT	INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION	FOR CAUSE TERMINATION	CHANGE-IN-CONTROL	DISABILITY	DEATH
Severance (Related to Base Compensation)	$-	$-	$-	$1,584,000	$-	$1,584,000	$-	$-
Severance (Related to Annual Incentive Cash Payments)	$-	$-	$-	$2,298,691		$2,298,691	$-	$-
Stock Options	$233,622	$233,622	$233,622	$233,622	$-	$233,622	$233,622	$233,622
Restricted Stock Units	$1,110,731	$1,110,731	$1,110,731	$3,289,890	$-	$3,289,890	$1,360,597	$1,360,597
Performance Shares	$8,821,197	$8,821,197	$8,821,197	$11,000,355	$-	$7,937,176	$6,307,309	$6,307,309
Health & Welfare Benefits	$-	$-	$-	$23,220	$-	$23,220	$300,000	$1,500,000
TOTAL	$10,165,550	$10,165,550	$10,165,550	$18,429,778	$-	$15,366,599	$8,201,528	$9,401,528

EXECUTIVE COMPENSATION

PAUL R. KIRCHGRABER	VOLUNTARY TERMINATION	EARLY RETIREMENT	NORMAL RETIREMENT	INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION	FOR CAUSE TERMINATION	CHANGE-IN-CONTROL	DISABILITY	DEATH
Severance (Related to Base Compensation)	$-	$-	$-	$1,260,000	$-	$1,260,000	$-	$-
Severance (Related to Annual Incentive Cash Payments)	$-	$-	$-	$1,511,342	$-	$1,511,342	$-	$-
Stock Options	$-	$-	$-	$132,133	$-	$135,339	$135,339	$135,339
Restricted Stock Units	$-	$-	$-	$353,134	$-	$688,443	$688,443	$688,443
Performance Shares	$-	$-	$-	$3,633,114	$-	$3,462,415	$3,462,415	$3,462,415
Health & Welfare Benefits	$-	$-	$-	$20,220	$-	$20,220	$300,000	$1,260,000
TOTAL	**$-**	**$-**	**$-**	**$6,909,943**	**$-**	**$7,077,759**	**$4,586,197**	**$5,546,197**

MARK S. SCHROEDER	VOLUNTARY TERMINATION	EARLY RETIREMENT	NORMAL RETIREMENT	INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION	FOR CAUSE TERMINATION	CHANGE-IN-CONTROL	DISABILITY	DEATH
Severance (Related to Base Compensation)	$-	$-	$-	$1,102,000	$-	$1,102,000	$-	$-
Severance (Related to Annual Incentive Cash Payments)	$-	$-	$-	$1,420,238	$-	$1,420,238	$-	$-
Stock Options	$132,133	$132,133	$132,133	$132,133	$-	$135,339	$135,339	$135,339
Restricted Stock Units	$338,876	$338,876	$338,876	$338,876	$-	$645,670	$645,670	$645,670
Performance Shares	$3,580,375	$3,580,375	$3,580,375	$3,580,375	$-	$3,331,713	$3,331,713	$3,331,713
Health & Welfare Benefits	$-	$-	$-	$23,220	$-	$23,220	$300,000	$1,102,000
TOTAL	**$4,051,384**	**$4,051,384**	**$4,051,384**	**$6,596,842**	**$-**	**$6,658,180**	**$4,412,722**	**$5,214,722**

Equity Awards: Stock Incentive Plan

The restricted stock unit, option, and performance share awards shown in the table above, "Potential Payments Upon Termination or Change in Control", include Mr. Schechter's Sign-On Grants, as further discussed below. The treatment of each of the equity awards varies depending on the type of termination.

Equity Awards

The form of award agreement for the stock options and restricted stock units provide that if the executive has a Separation of Service by reason of death, disability, or for "good reason" or without "cause" within 24 months of a "change of

control," each as defined in the applicable agreements, then all of the restricted stock unit and stock option awards will accelerate in full as of the date of termination. If, unrelated to a change of control, the executive receives a notice of an involuntary Separation of Service without cause or incurs a voluntary Separation of Service for good reason, on or after 6 months following the grant date, then all restricted stock units and stock options that were scheduled to vest within 12 months immediately following the Separation of Service will vest in full on the date of Separation of Service.

Additionally, in the event of a Separation of Service at a time when the executive has attained the age of 65 and completed five full years of service ("Retirement at Age 65 Plus 5") and (i) the Separation of Service occurs on or after 6 months following the grant date, but before 9 months after the grant date for stock options and restricted stock units granted in 2020 or later (but before December 15 of the applicable grant year for options and restricted stock granted in 2019) the restricted stock units and stock options that were scheduled to vest within 12 months immediately following the Separation of Service will vest upon the date of the Separation of Service, or (ii) if the Separation of Service occurs on or after 9 months from the grant date for stock options or restricted stock units granted in 2020 or later (but on or after December 15 of the applicable grant year for stock options or restricted stock units granted in 2019), then all of the restricted stock unit and stock option awards will vest in full as of the date of the Separation of Service. In the event of a Separation of Service at a time when the executive has attained the age of 55 and the sum of his or her age plus years of service equals or exceeds 70 ("Rule of 70 Retirement"), the restricted stock units and options that were scheduled to vest within 12 months immediately following the Separation of Service will vest upon the date of the Separation of Service. The executive (or his/her heir or executor/executrix, as the case may be) may exercise vested stock options at any time within one year after the date of death, disability, Retirement at age 65 Plus 5, Rule of 70 Retirement or a specified termination within 24 months of a change in control. (For other terminations, the executive may exercise vested options within 90 days of his/her termination.) The stock options and restricted stock units granted to Mr. Eisenberg in 2020, 2021 and 2022 have slightly different terms than those described above, in that if he has a Separation of Service at a time when he has attained age 61 (regardless of how many months after the grant date for the 2020 and 2021 grants and on or after nine months following the grant date for the 2022 grants), his awards will vest in full. In the case of Mr. Eisenberg's 2022 stock option and restricted stock unit grants, if he has a Separation of Service at a time when he has attained age 61 and on or after 6 months following the grant date but before 9 months after the grant date, the restricted stock units and options that were scheduled to vest within 12 months of his Separation of Service will vest.

The forms of award agreement for the performance share awards provide that in the event that an executive's Separation of Service occurs by reason of death or disability or an involuntary Separation of Service without cause or voluntary Separation of Service for good reason within 24 months of a change of control, then the performance share awards will accelerate at 100% of the target level on the date of the Separation of Service. In the event of a Retirement at Age 65 Plus 5, and (i) the Separation of Service occurs on or after 6 months following the grant date but before 9 months after the grant date for performance share awards granted in 2020 or later (but before December 15 of the applicable grant year for performance share awards granted in 2019), the performance shares will continue to be eligible to vest in a prorated number based on actual achievement of performance metrics as if the executive had not had a Separation of Service, or (ii) if the Separation of Service occurs on or after 9 months after the grant date for performance share awards granted in 2020 or later (but on or after December 15 of the applicable grant year for performance share awards granted in 2019), then all of the performance shares will continue to vest in the number of shares set forth in the grant based on actual achievement of performance metrics as if the service had not terminated. In the event of a Rule of 70 Retirement on or after 6 months following the grant date, the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated. If the executive receives a notice of an involuntary Separation of Service without cause or incurs a voluntary Separation of Service for good reason, on or after 6 months following the grant date, then the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated. The performance share awards granted to Mr. Eisenberg in 2020, 2021 and 2022 have slightly different terms than those described above, in that if he has a Separation of Service at a time when he has attained age 61 (regardless of how many months after the grant date for the 2020 and 2021 awards and on or after nine months following the grant date for the 2022 grants), his awards will continue to be eligible to vest based on the attainment of the specified performance metrics as if his service had not terminated.

For the purposes of the forms of award agreements, a Separation of Service generally has the meaning set forth in Section 409A of the Internal Revenue Code and occurs when the Company reasonably anticipates that an executive's level of services will permanently decrease to 20% or less of the average level of services the executive has performed over the immediately preceding 36-month period.

EXECUTIVE COMPENSATION

Schechter Sign-On Grants

In November 2019, in connection with his appointment to President and CEO, Mr. Schechter received the Sign-On Grants. The Sign-On Grants provide for full vesting in the event that Mr. Schechter's service is terminated due to his death, his disability, or his termination without Cause or due to Good Reason, each as defined in the employment agreement between the Company and Mr. Schechter entered into on June 4, 2019. See the section "Mr. Schechter's Employment Agreement" below for a discussion of the Sign-On Grants.

Mr. Schechter's Employment Agreement

In connection with his appointment as President and CEO of the Company, the Company entered into an employment agreement with Mr. Schechter, the term of which commenced on November 1, 2019. The terms of Mr. Schechter's employment agreement were agreed to by the other independent members of the Board of Directors after negotiations between Mr. Schechter and the CHC Committee. In negotiating the agreement with Mr. Schechter, the CHC Committee considered a variety of factors, including the advice of FW Cook and market practice among the Company's peers. The CHC Committee also considered what the Committee concluded was necessary to attract Mr. Schechter to the position, in light of the other opportunities that he would likely have, and Mr. Schechter's experience and profile as a seasoned executive. The CHC Committee concluded that these and other factors supported not only the terms of the agreement, but varying from its recent practice of not entering into employment agreements.

Pursuant to his employment agreement, Mr. Schechter is entitled to the following compensation:

Annual Base Salary: Mr. Schechter's initial annual base salary was $1,250,000. Mr. Schechter's base salary is reviewed annually for increase by the CHC Committee of the Board.

Annual Cash Incentive Pay: Mr. Schechter is eligible to receive an annual bonus pursuant to the Company's cash incentive plan with an annual target of 150% of his base salary, with achievement to be based on specific performance objectives determined by the CHC Committee.

Sign-On Equity Grants: On November 1, 2019, in connection with his appointment and pursuant to his employment agreement, Mr. Schechter received the following one-time grants (collectively, the "Sign-On Grants"), each of which vest in equal installments on each of the first through third anniversaries of November 1, 2019: stock options with an aggregate grant date fair value of $1,000,000; restricted stock units with an aggregate grant date fair value of $1,000,000; and premium priced stock options with an exercise price equivalent to 115% of the fair market value of a share of Labcorp common stock on November 1, 2019 and with an aggregate grant date fair value of $2,000,000.

In addition to a fair and competitive annual total compensation package (i.e., base salary, target LBP opportunity, annual LTI award), the CHC Committee felt it important to offer the Sign-On Grants outlined above to help induce Mr. Schechter's employment at Labcorp given the demand for an executive with his profile and experience, especially given the competitive labor market for executive talent in our industry. In determining the size and form of the Sign-On Grants, the CHC Committee strongly believed the award should be aligned with the long-term interests of shareholders. As such, 75% of the Sign-On Grants were delivered in the form of stock options. Further, to emphasize the importance of growing the stock price above and beyond the stock price on the date of grant, 50% of the Sign-On Grants were delivered via premium priced stock options, requiring the price of Labcorp stock, once vested, to be at least 15% higher than the grant date stock price in order to be exercisable.

The equity and non-equity incentives for Mr. Schechter are subject to the Company's Incentive Compensation Recoupment Policy, and Mr. Schechter is subject to the stock ownership guidelines of the Company's executive stock ownership program. For more information on this Policy, see the section "Equity Grant Practices; Clawback Requirement" on page 65 and on the executive stock ownership program, see the section "Stock Ownership Guidelines" on page 65.

2020 Equity Awards: Under his employment agreement, Mr. Schechter was entitled to receive equity awards having a grant date fair value of not less than $9,400,000 in 2020 at the same time as, and with the terms and conditions that apply to, the other NEOs. On February 4, 2020, the Committee approved an award of $9,400,000

pursuant to this contractual obligation, which vests in three equal annual installments beginning on February 4, 2021. In addition to the more general factors discussed above, the Committee concluded that the size and amount of the 2020 grants was appropriate and competitive relative to peer group practice (i.e., slightly above the then market median). Further, when the 2020 equity award is combined with the approved base salary and target annual cash opportunity, the target total compensation package was also competitive relative to peers (i.e., slightly above median).

Benefits and Perquisites: Mr. Schechter is entitled to participate in all employee benefit plans, practices, and programs that are generally made available to senior executives of the Company. Mr. Schechter is also entitled to financial planning and wellness perquisites and other fringe benefits and perquisites available to executives generally, as well as security-related perquisites, including use of a car and driver for commuting and business use and use of a private aircraft for nonbusiness purposes in an amount not exceeding $150,000 per calendar year. In addition, pursuant to his employment agreement, the Company will pay up to $350,000 in incremental costs for flights for Mr. Schechter to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina for the first three years of his employment.

For additional information on Mr. Schechter's termination and change-in-control benefits under the employment agreement, see the section "Potential Payments Upon Termination or Change-in-Control" on page 76.

Spin-Off Equity Incentive Award

As described on page 65, on November 1, 2022, Mr. Eisenberg received a special equity incentive award given the critical nature of his role in preparing Labcorp for the Company's planned spin-off of its CDCS business to Labcorp shareholders. The restricted stock unit award provides that if Mr. Eisenberg has a Separation of Service without cause by the Company, as defined in the award agreement, then the restricted stock units will accelerate in full as of the date of termination. If Mr. Eisenberg has a Separation of Service due to death or disability, then a pro rata number of restricted stock units will vest based on the number of days between grant date and separation date divided by the number of days from the grant date to the original vesting date.

Mr. Eisenberg's special performance share unit award provides for continued full or partial vesting under certain separations if on or before December 31, 2023, the Company has taken the steps needed to be able to consummate the spin-off but for the approval of any governmental agency or authority or the Board as outlined in the agreement. If Mr. Eisenberg has a Separation of Service without cause by the Company as defined in the award agreement, the performance share units will fully vest upon attainment of this performance criteria as if service had not been terminated. If Mr. Eisenberg has a Separation of Service due to death or disability, then he is eligible for vesting in a pro rata number of performance shares upon attainment of this performance criteria, with the pro rata number of performance share units based on the number of days between the grant date and separation date divided by the number of days between the grant date and attainment of this performance criteria.

Base Compensation and Annual Incentive Cash Payments

No additional base compensation amounts are payable for terminations resulting from the following events: voluntary termination by the officer without good reason, normal retirement, termination for cause, or termination due to disability or death. A prorated annual incentive cash payment may be made for each of the termination events mentioned in the tables above, except for a voluntary termination or a termination for cause. Provisions for base compensation and annual incentive cash payments in the event of an involuntary not for cause or good reason termination or a termination in connection with a change in control are detailed below.

Amended and Restated Master Senior Executive Severance Plan

The Severance Plan provides the Company's NEOs (other than Mr. Schechter) as well as the Company's other executive vice presidents, with severance payments upon, respectively, a "qualifying termination". A "qualifying termination" is generally defined as an involuntary termination without cause or voluntary termination with "good reason." "Cause" means that the executive shall have committed prior to termination of employment any of the following acts: an intentional act of fraud, embezzlement, theft, or any other material violation of law in connection with such executive's

duties or in the course of the executive's employment with the Company; the conviction of or entering of a plea of nolo contendere to a felony; alcohol intoxication on the job or current illegal drug use; intentional wrongful damage to tangible assets of the Company; intentional wrongful disclosure of material confidential information of the Company and/or materially breaching the noncompetition or confidentiality provisions covering his activities; knowing and intentional breach of any employment policy of the Company; or gross neglect or misconduct, disloyalty, dishonesty, or breach of trust in the performance of the executive's duties that is not corrected to the Board's satisfaction within 30 days of notice thereof. "Good reason" means, without consent of the executive, a reduction in base salary or targeted incentive cash payment as a percentage of salary, relocation to an office location more than 75 miles from the employee's current office, or a material reduction in job responsibilities or transfer to another job.

For purposes of a change in control, "change in control" is defined in the Company's 2016 Omnibus Incentive Plan.

The severance payments for Executive Vice Presidents ("EVPs") under the Severance Plan in the event of a qualifying termination are equal to two times the sum of the annual salary and the three-year average LBP payments of the EVP. For purposes of the severance calculation, annual salary is the greatest of (i) the EVP's annual salary as of the qualifying termination, (ii) the EVP's annual salary as of the date the executive gives a valid notice of "good reason", and (iii) if the qualifying termination occurs within 36 months of a change in control, the EVP's annual salary rate as of the change in control.

The Severance Plan does not provide a reimbursement to participants for excise taxes on "excess parachute payments" imposed by Section 4999 of the Internal Revenue Code.

Mr. Schechter's Severance Arrangements

Pursuant to his employment agreement, in the event that Mr. Schechter's employment is terminated for any reason, including by the Company for Cause or by Mr. Schechter without Good Reason, Mr. Schechter will be entitled to (i) his base salary and accrued unused vacation due through the termination date; (ii) the sum of any (w) deferred compensation, (x) amounts or benefits owed under the then applicable benefit plans of the Company; (y) any amounts owed for the reimbursement of expenses properly incurred, and (z) any other benefits or amounts owed under the terms of any plan, program or arrangement of the Company in each case of (w)-(z) owed as of the termination date (collectively (i) and (ii), the "Accrued Benefits").

In the event that Mr. Schechter's employment is terminated by reason of death or disability, Mr. Schechter will, in addition to the Accrued Benefits, be entitled to payment of any earned but unpaid incentive bonus for a prior completed performance period and any Partial Year Bonus (collectively with the Accrued Benefits, the "Accrued Amounts").

In the event that Mr. Schechter's employment is terminated by the Company without Cause or by Mr. Schechter with Good Reason, Mr. Schechter will, in addition to the Accrued Amounts, be entitled to severance benefits, subject to the execution of a severance agreement, that include (i) an amount equal to the product of two (or three if the termination occurs within 36 months following a Change in Control, as such term is defined in the 2016 Omnibus Incentive Plan), multiplied by the sum of (x) Mr. Schechter's base salary plus (y) the amount equal to the average of his last three incentive bonuses (or, if less than three, the average of the number of incentive bonuses received), 50% of which shall be paid within 30 days following the execution of a severance agreement and 50% paid within 30 days of the one-year anniversary of the execution of a severance agreement, (ii) reimbursement for COBRA continuation coverage for up to 18 months following the termination date, and (iii) vesting of any unvested portion of the Sign-On Grants.

Mr. Schechter's rights with respect to equity or equity-related awards (including as provided above for Sign-On Grants) shall be governed by the applicable terms of the related plan or award agreements.

For the purpose of Mr. Schechter's employment agreement, the following definitions apply:

"Cause" means:

- an intentional act of fraud, embezzlement, theft, or any other material violation of law in connection with Mr. Schechter's duties or in the course of his employment with the Company;

- conviction of or entering of a plea of nolo contendere to a felony;

- alcohol intoxication on the job or current illegal drug use;

- intentional wrongful damage to tangible assets of the Company;

- intentional wrongful disclosure of material confidential information of the Company and/or material breach of

the provisions of the Company's Confidentiality/Non-Competition/Non-Solicitation Agreement or any other noncompetition or confidentiality provisions covering the activities of Mr. Schechter;

- knowing and intentional breach of any employment policy of the Company;

- gross neglect or gross misconduct, disloyalty, dishonesty, or breach of trust in the performance of Mr. Schechter's duties that is not corrected to the Board's satisfaction within 30 days of receiving notice thereof; or

- misconduct that causes reputational harm to the Company.

"Good Reason" means:

- a material reduction in base salary or any reduction of the target bonus amount;

- relocation to an office location more than 75 miles from either Mr. Schechter's principal office location or his principal residence as of the date of notice of relocation;

- the Board shall fail to appoint Mr. Schechter as Chairman of the Board on the earlier of the date on

which the Board Chairman on the date hereof ceases to be the Chairman or December 31, 2020;

- the Board shall fail to re-nominate Mr. Schechter for re-election to the Board; or

- a material diminution in title, duties, or responsibilities, including reporting responsibilities, of Mr. Schechter's in his capacity as an employee.

"Partial Year Bonus" means the amount payable to Mr. Schechter for the year of his termination in the event the Company performance criteria for payment of an incentive bonus are achieved as of the close of the year based on the actual performance level achieved for such year; provided, however, that if a qualifying termination occurs after a Change in Control, the performance criteria shall be deemed satisfied at the target level, and prorated to reflect the number of days of employment in such year.

Health and Welfare Benefits

In the event of a qualifying termination under the Severance Plan, the executive is also eligible for a Medical Stipend payment annually determined by the Company. For 2022, the stipend was $20,220. Executives are also provided with outplacement services up to $3,000.

In the event an executive dies while an active employee, the executive's beneficiary will receive two times such executive's base annual earnings up to a maximum of $1.5 million from the Company's group term life plan. In addition, eligible, enrolled dependents will receive Company-paid COBRA continuation of coverage for the first six months following the executive's death (not included in the tables above). If the executive was traveling on Company business at the time of death, the beneficiary will also receive $1 million of business travel accident insurance; this is not reflected in the tables above.

If an executive becomes disabled (i.e., such executive is not able to perform the material duties of executive's occupation solely because of disease or injury), the executive is generally eligible for a monthly benefit payable until the earlier of (a) age 65 if the period of disability starts at the age of 60 or under; or (b) if the period of disability starts at age 61 or older, the length of the maximum benefit period for disability as defined by the Disability Plan. For Mr. Schechter, the monthly net benefit is a maximum of $30,000, and for the other NEOs the monthly net benefit is a maximum of $25,000.

EXECUTIVE COMPENSATION

Cash Balance Plan

Under the Cash Balance Plan, upon a termination of employment the NEOs are entitled to receive the same amounts set forth for each officer in the Present Value of Accumulated Benefit column in the Pension Benefits Table above, regardless of reason, except for death, which pays at 50% of such value.

Pension Equalization Plan

PEP payments are subject to Section 409A of the Internal Revenue Code and require a six-month waiting period following separation of service before distribution of the first payment. Under the PEP, upon a termination the NEOs are entitled to receive the same amounts set forth for each officer in the Present Value of Accumulated Benefit column in the Pension Benefits Table above, regardless of reason, except for death, which pays at 50% of such value.

Deferred Compensation Plan

The DCP was amended to grandfather participants prior to December 31, 2004 to remove the six-month waiting period for distributions following separation of service. Distribution elections made after December 31, 2004 require a six-month waiting period following separation of service before distribution of the first payment, as required by Section 409A of the Internal Revenue Code. Otherwise, distribution elections include the ability to elect a single lump-sum payment or annual installment payments. Under the DCP, upon termination the NEOs are entitled to receive the same amounts set forth for each officer in the Aggregate Balance column of the Nonqualified Deferred Compensation Table above, regardless of reason for the termination.

Perquisites

Pursuant to the Severance Plan, all perquisites offered to participating NEOs immediately terminate upon the executive's termination for executives participating in these plans.

Compensation and Human Capital Committee Interlocks and Insider Participation

The directors who served on the CHC Committee during fiscal year 2022 were Dr. Kong (Committee Chair), Mr. Bélingard, Ms. Parham, and Ms. Wengel. During the 2022 fiscal year, there were no members of the CHC Committee who were officers or employees of the Company or any of its subsidiaries, were formerly officers of the Company, or had any relationship otherwise requiring disclosure hereunder.

Equity Compensation Plan Information

The following table summarizes the Company's equity compensation plan information as of December 31, 2022. All equity compensation plans have been approved by Company shareholders.

PLAN CATEGORY	COMMON SHARES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS A[1]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS B[2]	COMMON SHARES AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) C
Equity compensation plans approved by Company shareholders	484,734	$188.84	9,323,695[3]
Equity compensation plans not approved by Company shareholders	-	-	-

(1) Amounts in this column exclude purchase rights under the Laboratory Corporation of America Holdings 2016 Employee Stock Purchase Plan.
(2) Represents the weighted-average exercise price of the outstanding stock options and does not include restricted stock units or performance shares.
(3) Includes 8,600,765 shares available for future issuance under the Laboratory Corporation of America Holdings 2016 Omnibus Incentive Plan and 722,930 shares available for future issuance under the Laboratory Corporation of America Holdings 2016 Employee Stock Purchase Plan.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is presenting the ratio of our CEO's annual total compensation to our median employee's annual total compensation.

For purposes of identifying our median employee, we used year-to-date taxable income as of November 1, 2022 (the "Determination Date") to calculate a reasonable estimate of the annual total compensation for each employee based on our internal records. The employees we used for the foregoing calculations included all our full-time, part-time, seasonal, and temporary employees as of the Determination Date, other than our CEO. We annualized year-to-date earnings for employees who were hired in 2022 prior to the Determination Date, except for those designated as seasonal or temporary. Our analysis included over 82,700 employees located in 53 countries. As permitted by SEC rules, we excluded from our employee population (i) our contractors and leased employees and (ii) approximately 423 employees we gained in connection with our acquisitions of Your Health Labs, AdventHealth Shawnee Mission, RJW/Barnabas Health and Accurate Diagnostics Labs. Once we identified the median employee we calculated that employee's total annual compensation in accordance with applicable SEC rules and determined that it included characteristics that we viewed as anomalous. As we have a large number of employees closely arrayed in compensation, we substituted another employee who had substantially similar year-to-date income and who is more representative of our workforce as permitted under SEC guidance.

We calculated total annual compensation for the median employee and the CEO using the same methodology we use for our NEOs as set forth in the Summary Compensation Table. In addition to the compensation elements reported, we added the value of employer provided health and welfare benefits to both the CEO and the median employee compensation, as such benefits represent a significant component of our employees' total compensation. Using this methodology, the 2022 annual total compensation for our CEO was $14,947,429. The 2022 annual total compensation for our median employee was $56,191. The ratio of our CEO's annual total compensation to our median employee's total compensation for fiscal year 2022 is 266 to 1. This ratio was determined using reasonable estimates as permitted by the SEC's rules and should not be used as a comparison with pay ratios disclosed by other companies.

PAY VERSUS PERFORMANCE

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the CHC Committee views the link between the Company's performance and its NEOs' pay. For a discussion of how the Company views its executive compensation structure, including alignment with Company performance, see the Compensation Discussion and Analysis ("CD&A") beginning on page 50. The CHC Committee did not consider the pay versus performance disclosure below in making its pay decisions.

In accordance with SEC rules, the following table sets forth information concerning compensation actually paid ("CAP"). The disclosure and calculating of CAP is required by the SEC's rules. Neither CAP nor the amount reported in the Summary Compensation Table ("SCT") reflect the amount of compensation actually paid, earned or received during the applicable year. Per SEC rules, CAP was calculated by adjusting SCT Total values for the applicable year as described in the footnotes to the following table.

| YEAR[1] | SCT TOTAL PAY FOR CEO[2] | CAP TO CEO[3] | AVERAGE SCT TOTAL PAY FOR OTHER NEOS[2] | AVG. CAP TO OTHER NEOS[3] | VALUE OF INITIAL $100 INVESTMENT BASED ON:[4] | | NET INCOME ($ Millions)[5] | ADJUSTED OPERATING INCOME ($ Millions)[6] |
					COMPANY TSR	PEER GROUP TSR		
2022	$14,927,297	($2,318,590)	$4,387,737	$788,126	$140	$140	$1,279	$2,550
2021	$20,551,605	$49,697,100	$4,710,348	$11,665,084	$186	$143	$2,377	$3,830
2020	$14,735,561	$18,899,990	$3,404,431	$4,637,052	$120	$113	$1,556	$3,330

(1) For each year shown, the CEO was Adam Schechter and the other NEOs were Brian Caveney, Glenn Eisenberg, Paul Kirchgraber, and Mark Schroeder.
(2) These amounts reflect (i) the total compensation reported in the SCT for the applicable year in the case of our CEO; and (ii) the average of the total compensation reported in the SCT for the applicable year for our Other NEOs. See the footnotes to the SCT for further detail regarding the amounts in this column.
(3) Amounts reported in these columns represent CAP; adjustments were made to the amounts reported in the SCT for the applicable year. A reconciliation of the adjustments for our CEO and for the average of the Other NEOs is set forth in the following tables, which describe the adjustments, each of which is prescribed by the SEC rule to calculate the CAP amounts from SCT amounts.

YEAR	SCT TOTAL FOR CEO	MINUS STOCK AWARD VALUE & OPTION AWARD VALUE REPORTED IN SCT FOR THE COVERED YEAR	PLUS YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED DURING THE COVERED YEAR THAT REMAIN OUTSTANDING AND UNVESTED AS OF LAST DAY OF THE COVERED YEAR	PLUS YEAR OVER YEAR CHANGE IN FAIR VALUE AS OF THE LAST DAY OF THE COVERED YEAR OF OUTSTANDING AND UNVESTED EQUITY AWARDS GRANTED IN PRIOR YEARS	PLUS YEAR OVER YEAR CHANGE IN FAIR VALUE AS OF THE VESTING DATE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED DURING THE COVERED YEAR	MINUS FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE COVERED YEAR	PLUS VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK OR OPTION AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTRAL COMPENSATION FOR THE COVERED YEAR	MINUS CHANGE IN PENSION VALUE REPORTED IN SCT FOR COVERED YEAR	PLUS PENSION ADJUSTMENT	CEO CAP
2022	$14,927,297	$11,205,369	$9,883,707	($12,637,167)	($3,304,274)	-	$17,215	-	-	($2,318,590)
2021	$20,551,605	$15,040,149	$26,465,842	$15,202,072	$2,517,731	-	-	-	-	$49,697,100
2020	$14,735,561	$9,864,802	$11,447,534	$1,752,897	$828,801	-	-	-	-	$18,899,990

YEAR	SCT AVERAGE FOR OTHER NEOS	MINUS STOCK AWARD VALUE & OPTION AWARD VALUE REPORTED IN SCT FOR THE COVERED YEAR	PLUS YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED DURING THE COVERED YEAR THAT REMAIN OUTSTANDING AND UNVESTED AS OF LAST DAY OF THE COVERED YEAR	PLUS YEAR OVER YEAR CHANGE IN FAIR VALUE AS OF THE LAST DAY OF THE COVERED YEAR OF OUTSTANDING AND UNVESTED EQUITY AWARDS GRANTED IN PRIOR YEARS	PLUS YEAR OVER YEAR CHANGE IN FAIR VALUE AS OF THE VESTING DATE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED DURING THE COVERED YEAR	MINUS FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE COVERED YEAR	PLUS VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK OR OPTION AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION FOR THE COVERED YEAR	MINUS CHANGE IN PENSION VALUE REPORTED IN SCT FOR COVERED YEAR	PLUS PENSION ADJUSTMENT	AVERAGE OTHER NEO CAP
2022	$4,387,737	$3,185,873	$2,991,119	($2,386,168)	($1,023,666)	-	$4,977	-	-	$788,126
2021	$4,710,348	$2,838,289	$4,993,869	$4,115,799	$683,357	-	-	-	-	$11,665,084
2020	$3,404,431	$1,864,116	$2,163,366	$933,161	$4,872	-	-	$4,662	-	$4,637,052

The fair value of options was determined by using the Black-Scholes option pricing method. The fair value of the performance share awards was determined by using a Monte Carlo simulation pricing model and the probable outcome of the performance vesting conditions as of each measurement date and Company actual performance payouts for each completed performance period for the respective fiscal year. The fair value of the restricted stock was determined using the stock price on the appropriate measurement date.

(4) *Reflects the cumulative TSR for the Company and the S&P 500 Health Care Index, which is the same industry index included in Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities," furnished on page 53 of the 2022 Annual Report, assuming an initial investment of $100 on December 31, 2019. All dollar values assume reinvestment of all dividends, where applicable.*

(5) *"Net income" is equivalent to "Net earnings" as reported in the Company's financial statements.*

(6) *SEC rules require us to designate a "company-selected measure" that in our assessment represents the most important financial performance measure (other than total shareholder return, stock price, or net income) used by the Company to link the CAP of our NEOs, for the most recently completed fiscal year, to our performance. We selected adjusted operating income as this measure for 2022, as reflected in the table above. Adjusted operating income is a non-GAAP measure. See reconciliation of adjusted operating income and operating income on page 110 of this Proxy Statement. This performance measure may not have been the most important financial performance measure for years 2021 and 2020, and we may determine a different financial performance measure to be the most important financial performance measure in future years.*

Financial Performance Measures

The most important financial performance measures used by the Company in setting pay-for-performance compensation for the most recently completed fiscal year are described in the table below. The manner in which these measures, together with certain non-financial performance measures, determine the amounts of incentive compensation paid to our NEOs is described above in the CD&A section. The order of the measures in this chart should not be interpreted as a ranking.

MEASURE
Adjusted EPS
Adjusted Operating Income
Revenue
Relative Total Shareholder Return

Charts of CAP and Financial Performance Measures

In accordance with SEC rules, the following charts are an illustration of the relationship between CAP and the financial performance measures described above.

PAY VERSUS PERFORMANCE

Relationship of CAP vs. TSR (2020 – 2022)

The following chart sets forth the relationship between CAP to our CEO, average CAP to our other NEOs, the Company's cumulative TSR over the three most recently completed fiscal years and the cumulative TSR for the *S&P 500 Health Care Index*, which is the same industry index included in Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities," furnished on page 53 of the 2022 Annual Report. Notwithstanding the use of the S&P 500 Health Care Index in this section, for our LTI plans, the Company's TSR performance is measured against a custom peer group that we believe has a correlation between executive pay and performance (please see page 64 in the CD&A for additional details).



Relationship of CAP vs. Net Income (2020 – 2022)

The following chart sets forth the relationship between CAP to our CEO, average CAP to our other NEOs, and the Company's net income during the three most recently completed fiscal years.



Relationship of CAP vs. Adjusted Operating Income (2020-2022)

The following chart sets forth the relationship between CAP to our CEO, average CAP to our other NEOs, and the Company's adjusted operating income during the three most recently completed fiscal years. See reconciliation of adjusted operating income and operating income on page 110 of this Proxy Statement.



ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL TWO – Advisory Vote to Approve Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Section 14a of the Securities Exchange Act), the Company is seeking shareholder approval, through a non-binding vote, on the Company's executive compensation as disclosed in this Proxy Statement. Pursuant to the vote of the shareholders at the 2017 Annual Meeting of Shareholders, the Company seeks shareholder approval of the Company's executive compensation (a "say-on-pay" vote) on an annual basis.

The CHC Committee works throughout the year reviewing compensation trends, evaluating emerging best practices, engaging with shareholders, and considering changes to executive compensation that will provide our senior management with an incentive to achieve superior financial results for the Company and align pay with performance.

Compensation Program Overview and Evolution

Labcorp's executive compensation program, as discussed in the "Compensation Discussion and Analysis" section on page 50, is designed to attract, motivate, and retain executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term financial, operational, and strategic goals. We believe our executive compensation program avoids unnecessary risk taking and aligns the interests of our shareholders with the performance of our executives. This program reflects our strong commitment to a results-driven compensation program.

Last year, our annual advisory vote on executive compensation received support from approximately 91% of the shares represented at the 2022 Annual Meeting and entitled to vote. We consider this level of approval to indicate the support of the vast majority of our shareholders. We remain committed to a compensation program that incentivizes our leaders and aligns with our strategy, the key value drivers of our business and the expectations of our shareholders. We have a practice of regularly seeking input from our shareholders, and this input is incorporated in the CHC Committee's annual review of our compensation program. We continue to evolve our programs based on input from shareholders and external competitive practices.

Pay for Performance

As described in the "Compensation Discussion and Analysis" section beginning on page 50 of this Proxy Statement, our executive compensation program is designed to reward the achievement of specific short-term and long-term operational, financial and strategic goals. By paying for performance, we believe our compensation program aligns the interests of our executive officers with those of our shareholders. The Company believes that through an effective executive compensation program, it can be successful in attracting and retaining talented employees who will sustain the Company's financial performance and continue creation of shareholder value.

In support of the CHC Committee's overarching pay for performance compensation philosophy, our executives' compensation structure is:

- **Focused on performance-based and variable compensation.** Performance-based compensation comprises a significant part of total compensation, with the percentage of variable or at-risk compensation highest for our CEO;

- **Long-term performance oriented.** Equity-based compensation comprises the largest part of total compensation and vests over a multi-year period to align the long-term interests of executive officers and shareholders;

- **Benchmarked to peers.** Compensation opportunities for executive officers are evaluated against those offered by companies in similar industries and are similar in size and scope of operations;

- **Sensitive to performance variability.** The size and the realizable values of incentive awards provided to executive officers varies significantly with performance achievements; and

- **Designed to recognize varying levels of responsibility.** Differences in executive compensation within the Company reflect varying levels of responsibility and/or performance.

In addition, certain features of the Company's executive compensation program enhance the alignment of the interests of our executive officers and those of our shareholders, such as:

- Robust stock ownership guidelines (6x base salary for CEO 3x base salary for EVPs);
- Prohibition on pledging and hedging Company stock;
- Fully performance-based annual cash incentive program;
- Incentive plan goals directly linked to strategic and objective financial goals;
- Cap on annual incentive opportunities;
- No employment agreements except in connection with the hiring of our Chief Executive Officer and the new Chief Executive Officer of the Company's Clinical Development Business Unit;
- Limited perquisites;

- No tax gross-ups;
- "Double trigger" change-in-control provisions;
- Performance-oriented mix of long-term incentives with performance shares (60% of targeted grant value), non-qualified stock options (20% of targeted grant value) and restricted stock units (20% of targeted grant value) with multi-year vesting;
- Dividend equivalent rights accrue on restricted stock units and performance share awards but are only paid if and when the shares vest;
- Three-year performance measurement period for performance shares; and
- Implementation of the Clawback Policy.

Advisory Resolution

The Board recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to the rules of the Securities and Exchange Commission, including in the Compensation Discussion and Analysis, compensation tables and narrative discussion in the Company's 2023 Proxy Statement, is hereby APPROVED."

The vote is advisory and is not binding on the Board. However, the CHC Committee expects to take into account the outcome of the vote as it continues to consider the Company's executive compensation program.

The Board unanimously recommends that shareholders vote "FOR" the approval of executive compensation.

NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF FUTURE NON-BINDING EXECUTIVE COMPENSATION VOTES

PROPOSAL THREE – Non-Binding Advisory Vote on the Frequency of Future Non-Binding Executive Compensation Votes

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are seeking shareholder input on how often we will seek non-binding advisory votes on the compensation of named executive officers as disclosed in future proxy statements, similar to Proposal Two in this Proxy Statement. We currently hold such a vote every year, and we are required to hold the vote at least once every three years. By voting on this Proposal Three, you may indicate whether you would prefer that we continue to hold an advisory vote on executive compensation annually or whether you would prefer that we instead hold the vote every two or three years. You may also abstain from voting.

Our shareholders voted on a similar proposal in 2017, with the majority voting to hold the advisory vote every year, and the Board adopted this standard. The Board believes that continuing to hold an advisory vote on executive compensation every year is the most appropriate for the Company so that our shareholders may provide regular, annual input on our executive compensation program and the CHC Committee may consider this input as it undertakes its yearly compensation determinations. An annual vote will allow the CHC Committee to be more responsive to shareholder concerns about the compensation of the company's most highly compensated executive officers. The Board also views an annual vote as a good corporate governance practice. In addition, holding such a vote annually is in line with prevailing market practice and current shareholder expectations and preferences.

Accordingly, the Board recommends that shareholders vote in favor of holding advisory executive compensation votes every year. Because this vote is non-binding, the Board may determine how frequently we will hold future non-binding executive compensation votes. However, the Board will consider the outcome of this vote in making its determination.

The Board unanimously recommends that shareholders vote in favor of holding future non-binding advisory executive compensation votes with a frequency of every "ONE YEAR."

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL FOUR – Ratification of Independent Registered Public Accounting Firm

Engagement of Deloitte & Touche LLP

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") to audit the accounts of the Company for the year ending December 31, 2022, and the shareholders of the Company are being asked to ratify this appointment. Deloitte served as our independent registered public accounting firm since the fiscal year ended December 31, 2021.

The Audit Committee has ultimate authority and responsibility for the appointment, termination, compensation, evaluation, and oversight of our independent registered public accounting firm and annually evaluates the performance of our independent registered public accounting firm and considers the likely impact of changing the independent registered accounting firm. The Audit Committee also evaluates and approves the selection of the lead partner and senior members of the audit team.

Shareholder ratification of the appointment of Deloitte as the Company's independent registered public accounting firm is not required by our By-Laws, but the Board has elected to seek such ratification as a matter of good corporate practice. Should the shareholders fail to ratify the appointment of Deloitte as the Company's independent registered public accounting firm for the year ending December 31, 2023, the Audit Committee will consider whether to retain that firm for such year. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the interests of the Company.

Representatives of Deloitte will be present at the 2023 Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Fees to Independent Registered Public Accounting Firm

The Audit Committee must approve, in advance, all of Deloitte's services, whether or not related to an audit. Aggregate fees for professional services rendered for the Company by Deloitte for the years ended December 31, 2022 and 2021 are described in the table below. All the services for which fees were paid were pre-approved by the Audit Committee. The Audit Committee has considered the non-audit-related services rendered and believes that they are compatible with Deloitte remaining independent.

	2022	2021
Audit Fees[1]	$3,210,000	$2,950,000
Audit Related Fees[2]	$1,579,734	$305,000
Tax Fees[3]	$-	$2,000
All Other Fees[4]	$1,895	$1,895
TOTAL	$4,791,629	$3,258,895

(1) Audit Fees include fees incurred for the audit of the Company's annual statements, review of financial statements included in the Company's quarterly reports on Form 10-Q and services that were normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements.
(2) Audit Related Fees include fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but are not otherwise included as Audit Fees. Audit Related Fees for the years ended December 31, 2022 and December 31, 2021 were primarily for certain accounting consultations, comfort letter procedures, and other assurance services. Audit related fees increased in 2022 due to the services provided in connection with audits of the planned spin-off of the CDCS business.

(3) *Tax Fees for the year ended December 31, 2021 were related to general tax consulting, tax compliance, including preparation of tax returns, tax planning insights, and tax advice.*

(4) *All Other Fees are fees incurred for any services not included in the other categories of fees. All Other Fees consisted of accounting research software.*

The Board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for 2023.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee, comprised entirely of non-employee directors, held eight meetings with Deloitte & Touche LLP ("Deloitte"), the independent registered public accountant engaged for the fiscal year ended December 31, 2022, and held eight executive sessions with Deloitte, the Internal Audit Department, and the independent directors during 2022. The Board considered the "independence" and "financial literacy" of each of the Audit Committee members, as such terms are defined under the current listing standards of the New York Stock Exchange and SEC rules and has concluded that each member of its Audit Committee is independent and financially literate in satisfaction of the current requirements of the Listing Standards and the SEC. The Board further concluded that Kerrii B. Anderson, Jeffrey A. Davis, and Peter M. Neupert are each an "audit committee financial expert" as defined by SEC rules and that Ms. Anderson, Mr. Davis, and Mr. Neupert have the "accounting or related financial management expertise" required by the Listing Standards.

The Audit Committee is responsible for the appointment, compensation, and oversight of the independent registered public accountants. The Audit Committee reviewed the performance and fees of Deloitte prior to recommending its appointment for the fiscal year ended December 31, 2022, and met with representatives of Deloitte to discuss the scope and results of the firm's audit work, including the adequacy of internal controls and the quality of financial reporting, and the selection of the lead audit partner. The Audit Committee reviewed and discussed with management the Company's audited financial statements and has discussed with Deloitte all matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit Committee has discussed with Deloitte its independence and has received its written disclosures and certification confirming its independence, as required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence.

Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's internal auditors are responsible to the Audit Committee for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and the Board determine. The Company's independent registered public accountant is responsible for auditing the Company's financial statements. The Audit Committee oversees the Company's financial and accounting functions, controls, reporting processes and audits on behalf of the Board in accordance with the Audit Committee's written charter. The Audit Committee is responsible for providing independent, objective oversight of the integrity and quality of the Company's consolidated financial statements, but it is not responsible for conducting auditing or accounting reviews or procedures. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management and the Company's internal auditors the Company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2022 and discussed with management and the Company's internal auditors the quality, not just the acceptability, of the accounting principles and policies as applied in the Company's financial reporting, the reasonableness of significant judgments and accounting estimates, and the clarity and completeness of disclosures in the consolidated financial statements. The Audit Committee, Deloitte, and the Company's internal auditors had full access to one another, including regular meetings without management present. Based on the reviews and discussions referenced above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

As a part of its duties, the Audit Committee also considers whether the provision of services other than audit services by the independent registered public accountant is compatible with maintaining the accountants' independence. The Audit Committee considered the compatibility of the non-audit-related services performed by Deloitte and the related non-audit fees and determined that the registered public accounting firm's independence has been maintained.

AUDIT COMMITTEE REPORT

The Audit Committee appointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. See "Proposal Four: Ratification of Independent Registered Public Accounting Firm."

THE AUDIT COMMITTEE
Kerrii B. Anderson, Chairperson
Jeffrey A. Davis
D. Gary Gilliland
Kirsten M. Kliphouse
Peter M. Neupert
R. Sanders Williams

SHAREHOLDER PROPOSAL

PROPOSAL FIVE – Shareholder Proposal

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has represented that he owns 25 shares of the Company's common stock, has notified the Company that he expects to present this proposal at the 2023 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement are set forth below. The text of the shareholder proposal and supporting statement appear exactly as received by the Company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal and supporting statement contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions.

Proposal Five: Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

Although it is a best practice to adopt this policy soon this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

A Lead Director is not a substitute for an independent board chairman. A lead director is not responsible for the strategic direction of the company. And a Chairman/CEO can ignore the advice and feedback from a lead director.

Please vote yes:

Independent Board Chairman — Proposal 5

The Board unanimously recommends that shareholders vote "AGAINST" this proposal.

Labcorp's Board of Directors has carefully considered the above proposal and unanimously recommends a vote AGAINST this proposal. The Board believes that the shareholders' interests are best served when the Board retains the flexibility to select the appropriate person to serve in the Chairman's role and that our corporate governance policies and practices, including the current leadership structure, promotes effective independent oversight of the Company.

SHAREHOLDER PROPOSALS

Our Current Approach Allows the Board to Select the Most Appropriate Leader for the Company

The Board and the Board's Nominating and Corporate Governance Committee routinely evaluate the appropriate leadership structure for the Company and make changes when appropriate. In order to carry out this critical function most effectively and in the best interests of the shareholders, the Board must maintain the flexibility to determine the appropriate and most qualified leadership in light of the then-existing conditions. The Board believes that it would not be in the best interests of shareholders to remove the ability of the Board to make this important leadership decision.

Our current Chairman is also the Chief Executive Officer, which reflects the Board's view that Mr. Schechter, who served as an independent member of our Board from 2013 until becoming our President and Chief Executive Officer in 2019, is the right person for the Chairman role. Mr. Schechter's deep understanding of the Company's complex and multifaceted business and global operations enable him to provide strong and effective leadership to the Board and to ensure the Board is timely informed of important issues facing the Company. The Board also believes that having a combined role at this time promotes a cohesive, strong, and effective long-term vision and strategy for the Company.

Since 2009, the Board has also appointed an active Lead Independent Director with clearly defined roles and responsibilities that support independent oversight of management. The Board believes that having Mr. Schechter as Chairman and Chief Executive Officer and appointing a Lead Independent Director provides an efficient and effective leadership model for the Company at this time by fostering clear accountability, effective decision-making, alignment on corporate strategy between the Board and management, and meaningful independent oversight.

Under our current Board leadership structure – for which our investors have expressed support through our ongoing engagement program – the Board and management team have delivered strong results for the Company's shareholders. During Mr. Schechter's tenure as Chairman and President and Chief Executive Officer, the Company has, among other achievements:

- initiated a comprehensive review of our structure and capital allocation strategy, resulting in a revised capital allocation strategy and the initiation of a dividend in 2022, with total dividend payments for 2022 in the amount of $195.2 million;

- announced a planned spin-off of our Clinical Development and Commercialization Services business to Company shareholders through a tax-free transaction, designed to unlock shareholder value by creating two independent, publicly traded companies, each positioned for strong, sustainable growth;

- expanded our focus on diversity, equity, and inclusion through new training and mentoring programs, new and expanded leadership development programs, and the addition of new and expanded employee resource groups;

- continued our focus on sustainability, including by setting an enterprise-wide carbon reduction goal; and

- averaged 91% on the Company's annual executive compensation say-on-pay voting results.

Our Corporate Governance Policies and Practices, Including a Strong Lead Independent Director, Result in Effective Independent Oversight

Since 2009, the Board has required that an independent director serve as Lead Independent Director when (i) the Chief Executive Officer also serves as Chairman, or (ii) the Chairman otherwise is not an independent director. Our Corporate Governance Guidelines prescribe certain broad functions and responsibilities to this role, analogous to those of an independent Chairman of the Board. After a rigorous review, the Lead Independent Director is elected from the Board's independent directors. The Lead Independent Director is responsible for coordinating the activities of the independent directors and has robust and meaningful responsibilities serving to ensure a strong, independent, and active Board. In particular, the Lead Independent Director:

- presides at executive sessions of the Board;

- reports the results of the executive sessions to the Chairman, including providing feedback from executive sessions to the Chairman;

- serves as a liaison between the Chairman and the other independent directors;

- collaborates with and advises the Chairman on the schedule, agenda, and information for Board meetings;

- advises the Chairman with respect to consultants who report directly to the Board; and

- is available, as appropriate, to communicate with the Company's shareholders.

Our Lead Independent Director also is the Chair of our Nominating and Corporate Governance Committee and, therefore, oversees that Committee's role in the Board self-assessment process. This process fosters frank exchanges between directors and helps guide suggested changes or additions to committee responsibilities and operations. As part of the assessment, each director completes detailed questionnaires (including an evaluation of each committee on which the director is serving) developed by the Lead Independent Director, and the Lead Independent Director then conducts individual interviews with each director. The Lead Independent Director then leads a discussion of the results of the annual self-assessment with the Nominating and Corporate Governance Committee and separately with the full Board.

In addition, as required by the Company's Corporate Governance Guidelines, the Board holds executive sessions without Company management and non-independent director participation. In 2022, Mr. Neupert, in his capacity as the Lead Independent Director, chaired seven executive sessions with the independent directors to discuss strategy, compensation, succession planning, and other matters. Our Board and the Nominating and Corporate Governance Committee is also focused on continuous and active refreshment to ensure that the Board's directors hold a diverse and robust range of necessary skill sets. The Board has added three new directors in four years and currently contains directors of ages varying from 47 to 74, providing a mix of perspectives.

Conclusion

The Board believes that it should retain the flexibility to select the Board leadership structure that is best-suited to meet the needs of the Company and our shareholders in light of prevailing circumstances. Adopting a rigid independent Chairman policy as requested by this proposal would unduly impair the Board's ability to appoint the director it believes is most qualified and appropriate for the role of Chairman of the Board and structure its leadership in the manner it believes most effectively serves Company and shareholder interests at the time. In addition, our Board believes the adoption of such a policy is unnecessary due to our Company's strong governance practices, including our robust Lead Independent Director role, active and engaged independent directors, and consistent history of Board engagement and refreshment.

After careful consideration, the Board recommends a vote "AGAINST" this proposal.

SHAREHOLDER PROPOSAL

PROPOSAL SIX – Shareholder Proposal

People for the Ethical Treatment of Animals ("PETA"), 2154 W. Sunset Boulevard, Los Angeles, California 90026, which represents that it owns 15 shares of the Company's common stock, has notified the Company that it expects to present this proposal at the 2023 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement are set forth below. The text of the shareholder proposal and supporting statement appear exactly as received by the Company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal and supporting statement contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions.

Report on Transport of Nonhuman Primates Within the U.S.

RESOLVED, that the Board report to shareholders annually on the species and numbers of nonhuman primates transported by the company within the U.S. and measures the company is taking to mitigate public health risks.

Supporting Statement

Our company moves thousands of monkeys every year on U.S. highways, often over thousands of miles. Federal law requires that a veterinarian examine monkeys transported across state lines within 10 days prior to shipment. In September 2022, the U.S. Department of Agriculture cited our company for transporting monkeys from its Wisconsin facility to Envigo Global Services in Texas without proper veterinary inspections as required under the federal Animal Welfare Act.[1]

Our company's failure to conduct timely veterinary inspections should concern all shareholders, given that on February 25, 2022, our company reported the following to the U.S. Securities and Exchange Commission in relation to its Drug Development (DD) segment:

Animal populations may suffer diseases that can damage DD's inventory, harm its reputation, or result in other liability.

It is important that research products be free of diseases, including infectious diseases. The presence of diseases can distort or compromise the quality of research results, cause loss of animals in DD's inventory, result in harm to humans or outside animal populations if the disease is not contained to animals in inventory, or result in other losses. Such results could harm DD's reputation or have an adverse effect on DD's financial condition, results of operations, and cash flows.[2]

Monkeys can carry tuberculosis, deadly diarrheal pathogens, West Nile virus, malaria, herpes B, and other diseases and infectious agents that are transmissible to humans.

The threat is significant: In January 2022, after a truck carrying 100 monkeys crashed in Pennsylvania, three of those monkeys escaped. They were shot by order of the Centers for Disease Control and Prevention, as they posed a public health risk. Transporting monkeys across the U.S. – particularly when federal laws are broken – could harm our company's reputation and business. It is in the company's interest to provide its shareholders with transparency regarding the extent of its monkey transport within the U.S.

We urge our fellow shareholders to support this responsible resolution.

---

1. Scott Welch, D.V.M., United States Department of Agriculture inspection report on Labcorp Early Development Laboratories Inc., September 16, 2022, https://www.peta.org/wp-content/uploads/2022/10/2022-09-13-labcorp-usda-ir-monkey-1.pdf.
2. Laboratory Corporation of America annual report to the U.S. Securities and Exchange Commission for fiscal year 2021, February 25, 2022, accessed November 23, 2022, https://ir.labcorp.com/static-files/129475f0-f71c-45de-985d-1c74cfb5cabc.

The Board unanimously recommends that shareholders vote "AGAINST" this proposal.

Labcorp's Board of Directors has carefully evaluated and considered the above proposal and unanimously recommends a vote AGAINST the proposal because the proposal, if enacted, would not further Labcorp's commitment to animal welfare nor effectively mitigate any related risks, would not provide additional meaningful disclosure to the public, and would not be a productive use of the Company's resources.

Labcorp seeks to go above and beyond mere compliance with applicable animal welfare law, and expressly addresses its approach to animal welfare and the transport of animals in its publicly available information.

Animal research is critical and required by government bodies in the development of new, safe, and effective medicines, devices, and products that protect and save the lives of people and animals. The Company's Drug Development business segment provides end-to-end drug development services and is the only segment of the Company that performs animal research. The Company is committed to the respectful and humane care of animals used in Drug Development's research, and treats the animals it works with in research humanely, with care, compassion, and respect, adhering to strict standards of ethical conduct in providing for their welfare. Labcorp believes that taking good care of its animals is not only good science, but the right thing to do.

Drug Development also provides extensive information on its website regarding its commitment to animal welfare and compliance, thereby providing transparency about animal compliance matters sought by the proposal. As the Company expressly states under the heading "Transporting Animals Safely" on its Drug Development website:

> Our focus on animal welfare extends to the time before they arrive at our facilities. We ensure they are transported by environmentally controlled vehicles or airplanes, and their care during transit is regulated by various agencies throughout the world. We select only those carriers that comply with regulations and have the ability to provide appropriate care. Our staff and Labcorp veterinarians monitor the carriers to help ensure animal welfare.

Labcorp considers its compliance and animal welfare policies to be in line with leading industry standards. The Company has also implemented measures to mitigate any potential or related public health risks stemming from its use of animals in research, and maintains robust and thorough public disclosure with respect to these topics. In addition to compliance with the Animal Welfare Act, other applicable laws and regulations, and the Company's Animal Welfare Code of Conduct and Respect, the Company is accredited by AAALAC International, is one of the original signatories to the Concordat on Openness in Animal Research, and has also agreed to The Transparency Agreement for Transparent Information and Open Communication about Animal Research. The Company also maintains a "Global 3Rs Working Group," driven by employee representatives from around the world, which communicates directly with fellow employees to reiterate the clear links between excellent animal welfare, great science, and commercial success. Further, Labcorp's Animal Responsibility Council sets global animal welfare standards in partnership with colleagues and monitors animal welfare performance at Labcorp globally, and the Company's Animal Welfare and Veterinary Services works closely with our Operations team and conducts regular audits of all our animal facilities and vendors.

Labcorp's Drug Development website includes multiple webpages related to the Company's animal research practices that address Labcorp's compliance with applicable laws and regulations related to animals. The Drug Development website also reports on concrete steps the Company has taken to address risks relating to animal health and welfare, including employing more than 20 veterinarians with expertise and experience in ensuring the health and well-being of animals and having a veterinarian on call 24 hours a day, 365 days a year at each of Labcorp's animal facilities.

Labcorp's Corporate Responsibility Report, which is available on the Labcorp website, and the 2022 Annual Report, further report on the Company's animal care and welfare practices and policy.

Labcorp disagrees with the implications of the proponent in support of its proposal.

The supporting statement of the proposal cites a September 2022 U.S. Department of Agriculture citation relating to the transport of monkeys. Contrary to what was implied by the proposal, the Company did not fail to provide proper health checks; the appropriate health checks were performed and the animals were found healthy. However, in this particular instance, the veterinary certificates for two pre-transportation examinations were signed slightly prior to the required time window.

SHAREHOLDER PROPOSALS

The supporting statement of the proposal cites to a January 2022 incident involving the crash of a truck in Pennsylvania. This incident did not involve Labcorp.

Preparation and delivery of the requested report would be an unnecessary cost to shareholders and would not provide meaningful additional information to shareholders.

If the Company were to enact the proposal, it would incur unnecessary costs in preparing, reviewing, and finalizing the requested report on an annual basis. The Company already incurs significant costs in being compliant with the legal requirements applicable to the transport of animals and taking the other measures the Company believes prudent to support the health of its animal populations and to avoid related risks. The additional costs and distraction of preparing an annual report to shareholders on a granular, specific aspect of the Company's extensive safety and compliance programs would not provide meaningful or additional information to shareholders, particularly where there is information on this topic that is already readily and publicly available to shareholders on the Company's website.

The Board believes that the proposal, if enacted, would not further Labcorp's commitment to animal welfare nor effectively mitigate any related risks in any meaningful way, would not provide additional meaningful disclosure to the public, and would not be a productive use of the Company's resources.

After careful consideration, the Board recommends a vote "AGAINST" this proposal.

SHAREHOLDER PROPOSAL

PROPOSAL SEVEN – Shareholder Proposal

Tara Health Foundation, 36 Loma Road, Palomar Park, CA 94062-3848, which has represented that it owns 350 shares of the Company's common stock, has notified the Company that it expects to present this proposal at the 2023 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement are set forth below. The text of the shareholder proposal and supporting statement appear exactly as received by the Company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal and supporting statement contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions.

Proposal Seven: Request for a Board Report on Known Risks of Fulfilling Information Requests and Mitigation Strategies

WHEREAS: Following the revocation of the constitutional right to an abortion in June 2022, federal policymakers and legislators have become concerned about the use of personal digital data for the enforcement of state laws that ban or limit abortion access. Congress is currently considering bills that would increase privacy protections for personal reproductive health information. California now requires out-of-state law enforcement seeking personal data from California corporations to attest that the investigation does not involve any crime concerning an abortion that is lawful in California.

Law enforcement frequently relies on digital consumer data. While LabCorp does not publicly report figures on law enforcement requests compliance, Alphabet and Meta alone collectively received around 110,000 requests in the second half of 2021, and each complied with about 80% of those requests.[1] In 2022, Meta satisfied a Nebraska police warrant for private Facebook messages from a defendant facing felony charges for allegedly helping her daughter terminate a pregnancy,[2] to significant negative press.

LabCorp collects sensitive consumer information such as personal health data, internet activity, and commercial information. Shareholders are concerned that such data will be accessed without consumer consent by states that criminalize abortion. Indeed, the Company's privacy policies allow LabCorp to disclose personal consumer information "in response to duly authorized information requests of any law enforcement agency."[3] However, such requests may seek evidence of consumer acts that are inappropriate for LabCorp to voluntarily share – for example, a customer's activities that were legal in the state where they occurred, such as laboratory testing related to an abortion.

Since LabCorp collects and stores digital consumer data, the Company is not immune to abortion-related law enforcement requests that may create significant reputational, financial, and legal risks. LabCorp is already complying with "deletion rights" under California law, wherein consumers may request that the Company delete collected personal data that is not legally required to retain. Accordingly, there is a strong brand benefit to upholding and increasing longstanding consumer privacy expectations.

RESOLVED: Shareholders request that our Board issue a public report detailing any known and potential risks and costs to the Company of fulfilling information requests relating to LabCorp customers for the enforcement of state laws criminalizing abortion access, and setting forth any strategies beyond legal compliance that the Company may deploy to minimize or mitigate these risks. The report should be produced at reasonable expense, exclude proprietary or legally privileged information, and be published within one year of the annual meeting.

1 https://transparencyreport.google.com/user-data/overview?hlen=; https://transparency.fb.com/data/government-data-requests/country/us/

2 https://www.npr.org/2022/08/12/1117092169/nebraska-cops-used-facebook-messages-to-investigate-an-alleged-illegal-abortion

3 https://www.labcorp.com/hipaa-privacy

SUPPORTING STATEMENT: Shareholders recommend, at board and management discretion, that input from reproductive rights and civil liberties organizations be solicited and reflected in the report, and that the report contain:

1. An assessment of the implementation of a nationwide data privacy policy wherein consumers would have "deletion rights;" and

2. An evaluation of the benefits of notifying consumers about law enforcement information requests regarding their data prior to, and with sufficient time for consumer response before complying with any such request.

The Board unanimously recommends that shareholders vote "AGAINST" this proposal.

Labcorp's Board of Directors has carefully reviewed and considered the above proposal and unanimously recommends a vote AGAINST this proposal. The Board believes that the report requested by the proposal would not be in the best interests of the Company or the shareholders. While the proposal specifically requests a report on risks related to fulfilling information requests related to state laws criminalizing abortion access, it is fundamentally about privacy. The Company has a program in place designed to protect patient privacy and that aligns with federal and rapidly evolving state law requirements. The requested report would not enhance the Company's program to comply with applicable privacy laws and regulations, reduce the risks the Company faces with respect to compliance with privacy laws or provide any additional privacy protections. The report and the extensive level of detail requested by the proposal would result in an unnecessary and burdensome expenditure of Company resources and attention.

Labcorp has systems and processes that are designed to comply with applicable privacy laws and regulations, an area that is regulated in the US by many federal and state laws and regulations.

Privacy and the protection of patient records is a top priority for Labcorp. The Company operates in a heavily regulated industry and is subject to numerous data protection laws that govern privacy, security, use, and disclosure of personal information. The Company has systems and processes that are designed to protect personal information in accordance with contractual commitments, ethical standards, and all applicable laws in the jurisdictions in which the Company does business, including, but not limited to, the federal privacy regulations issued under the U.S. Health Insurance Portability and Accountability Act of 1996 ("HIPAA").

In the U.S. the Company is required to comply with federal privacy and security regulations as well as varying state privacy and security laws. These laws often regulate and restrict the collection, use, and disclosure of medical information and are subject to enforcement and interpretations by various governmental authorities and courts. Penalties for violation of these laws may include sanctions against a laboratory's licensure, debarment from participation in certain programs, and civil and/or criminal penalties. As a result, the Company has implemented robust policies and procedures designed to ensure compliance with the full range of applicable privacy and security requirements, including HIPAA.

The Company discloses in detail the material risks that it faces with respect to privacy, as well as information regarding its compliance with privacy regulations and laws, in its risk factors and business section disclosure included within its public reports filed with Securities and Exchange Commission. The Company also makes publicly available its Website Privacy Policy, HIPAA Notice of Privacy Practices, and California and Virginia Privacy Policies on its webpage.[1] Providing the information requested by the report will not meaningfully enhance the significant privacy protections already in place or the disclosures already provided by Labcorp with respect to the material risks that it faces in its business or with respect to privacy.

The preparation and publication of the requested report would create an undue burden and incur an unnecessary cost to the Company and the shareholders.

The breadth of matters covered by the requested report is substantial. The proposal seeks a report detailing *any* known and potential risks, as well as *any* strategies beyond legal compliance for mitigating these risks, related to fulfilling information requests related to the enforcement of state laws criminalizing abortion access. Developing such a report would involve a substantial level of effort involving issues related to privacy, protection of customer information, and compliance with applicable laws. The scope of the research, costly legal analysis, and management time and resources that such an undertaking would consume would be burdensome to Labcorp.

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1   https://w9ww.labcorp.com/hipaa-privacy

Producing the requested report would likely require the development and implementation of new processes and policies. For example, to prepare the report the Company would need a way to determine whether a duly authorized law enforcement request relates to enforcement of state laws criminalizing abortion access. Although processes are in place to help ensure that law enforcement requests are valid and duly authorized, in many cases it would be difficult to determine why information is being sought by law enforcement at the level that would be required to prepare the report. It would be necessary for the Company to implement substantial new processes to research and identify – when it is even possible – whether a duly authorized law enforcement request relates to the enforcement of state laws criminalizing access to abortion. These efforts could result in substantial additional time, expense and use of Company resources.

Production of the report would add to the significant costs the Company already incurs to comply with applicable privacy laws and regulations and to protect the privacy of its stakeholders, including but not limited to its customers, study participants, employees, and providers. And, it would do so without enhancing the Company's compliance with applicable laws and regulations, reducing the risks the Company faces, or enhancing the privacy rights of its stakeholders. Accordingly, the Board does not believe the proposal is in the best interests of the Company or its shareholders.

After careful consideration, the Board recommends a vote "AGAINST" this proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table sets forth as of March 16, 2023, the total number of shares of Common Stock beneficially owned, and the percent so owned, by (i) each director and director nominee of the Company, (ii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (iii) the individuals identified as the NEOs in the "Summary Compensation Table" set forth above, and (iv) all current directors and executive officers as a group. The number of shares owned are those "beneficially owned," as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security, or pursuant to the automatic termination of power of attorney or revocation of trust, discretionary account, or similar arrangement. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them as set forth opposite their respective names. Fractional shares have been rounded down to the nearest whole share. As of March 16, 2023, there were 88,500,941 shares of Common Stock outstanding.

BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP OF COMMON STOCK	PERCENT OF CLASS
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,474,507[1]	13.00%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	10,450,115[2]	11.79%
Adam H. Schechter	229,733[3,5]	*
Kerrii B. Anderson	20,275[4]	*
Jean-Luc Bélingard	16,929	*
Brian J. Caveney	41,241[3,5]	*
Jeffrey A. Davis	2,672	*
Glenn A. Eisenberg	67,854[3,5]	*
D. Gary Gilliland	7,765	*
Paul R. Kirchgraber	24,898[3,5]	*
Kirsten M. Kliphouse	-	*
Garheng Kong	10,951	*
Peter M. Neupert	10,996	*
Richelle P. Parham	7,587	*
Mark S. Schroeder	34,916[3,5]	*
Kathryn E. Wengel	1,345	*
R. Sanders Williams	7,173	*
All Directors and Executive Officers as a group (21 persons)	**575,142**[3,4,5]	*

*   Less than 1%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

(1) As reported on Schedule 13G/A filed with the SEC on February 10, 2023, on behalf of BlackRock, Inc. ("BlackRock"). BlackRock is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act with beneficial ownership of the above listed shares. BlackRock has sole voting power with respect to 10,738,664 shares and sole dispositive power of 11,474,507 shares.

(2) As reported on Schedule 13G/A filed with the SEC on February 9, 2023, on behalf of The Vanguard Group, Inc. ("Vanguard"). Vanguard is a registered investment advisor with beneficial ownership of the above listed shares. Vanguard has shared voting power with respect to 127,036 shares, sole dispositive power with respect to 10,082,018 shares, and shared dispositive power with respect to 368,097 shares.

(3) Beneficial ownership by directors, the NEOs and current executive officers of the Company includes shares of Common Stock that such individuals have the right to acquire upon the exercise of options that either are vested or that may vest within 60 days of March 16, 2023. The number of shares of Common Stock included in the table as beneficially owned which are subject to such options is as follows: Dr. Caveney – 18,066; Mr. Eisenberg – 20,499; Dr. Kirchgraber – 9,066; Mr. Schechter – 164,199; Mr. Schroeder – 21,466; and all directors and Executive Officers as a group – 276,059.

(4) Includes 144 shares held in each of two separate trusts for the benefit of Ms. Anderson's two children and for which the trustee is Ms. Anderson's spouse.

(5) Includes performance shares related to the 2020 Performance Award that vested on March 30, 2023. The number of performance shares included in the table is as follows: Dr. Caveney – 6,763; Mr. Eisenberg – 11,715; Dr. Kirchgraber – 6,763; Mr. Schechter – 42,353; Mr. Schroeder – 6,763; and all Executive Officers as a group – 90,888.

OTHER MATTERS

Shareholder Proposals and Director Nominations for 2024 Annual Meeting

Shareholder Proposals

Under the rules and regulations of the SEC as currently in effect, shareholders may submit proposals to the Company for inclusion in the Company's proxy materials for the 2023 Annual Meeting of Shareholders. For a proposal to be considered for inclusion in the proxy materials, the shareholder must satisfy the following requirements, in addition to the requirements set forth in SEC Rule 14a-8:

- the proposal must be submitted in writing to the attention of Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215;

- the proposal must be received no later than 120 days before the anniversary date of the distribution of this Proxy Statement (i.e., December 1, 2023); and

- the proposal must include the name and address of the shareholder, the number of shares of Common Stock held of record or beneficially by the shareholder, the dates when the shares were acquired, documentary support for a claim of beneficial ownership and statement that the shareholder intends to continue to hold the shares through the date of the 2024 Annual Meeting.

Holders of Common Stock who wish to have proposals submitted for inclusion in the Company's proxy materials for future meetings of shareholders should consult the applicable rules and regulations of the SEC with respect to such proposals, including the permissible number and length of proposals and other matters governed by such rules and regulations, and should also consult the Company's By-Laws.

Under the Company's By-Laws, shareholders may also bring business before the 2024 Annual Meeting of Shareholders without submitting a proposal for inclusion in the Company's proxy materials for the 2024 Annual Meeting, by providing timely notice thereof to Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215. The notice must be received no earlier than the 120th day prior to the anniversary date of the 2023 Annual Meeting (i.e., January 12, 2024) and no later than the 60th day prior to the anniversary date of the 2023 Annual Meeting (i.e., March 12, 2024). Shareholders who wish to do so should consult the Company's By-Laws for additional information about the notice requirements and procedures and related matters.

Director Nominations

Shareholders may also suggest individuals to be considered by the Board as potential nominees for election to the Board. A shareholder may submit an individual for consideration by the Board of Directors in connection with the 2024 Annual Meeting of Shareholders by providing certain information as set forth in the By-Laws, in writing, to the Corporate Secretary of the Company at 358 South Main Street, Burlington, North Carolina 27215. These suggestions for the 2024 Annual Meeting must be received no earlier than the 120th day prior to the anniversary date of the 2023 Annual Meeting (i.e., January 12, 2024) and no later than the 60th day prior to the anniversary date of the 2023 Annual Meeting (i.e., March 12, 2024).

Under the Company's proxy access by-law, eligible shareholders also may submit their own nominations to the Board to be included in the Company's proxy statement for the 2024 Annual Meeting of Shareholders. As amended, the By-Laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of the Company's outstanding Common Stock continuously for at least three years to nominate and have included in the Company's proxy materials persons for election to the Board constituting up to 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy certain requirements specified in the amended By-Laws. For a shareholder nominee to be included in the Company's proxy statement for the 2024 Annual Meeting of Shareholders under the

proxy access by-law, the information required by such by-law must be received by Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215 no earlier than the close of business on the 150th day prior to the anniversary date of the distribution of this Proxy Statement (i.e., November 1, 2023) and no later than the close of business on the 120th day prior to the anniversary date of the distribution of this Proxy Statement (i.e., December 1, 2023).

In addition to satisfying the foregoing advance notice requirements under our bylaws, to comply with the universal proxy rules under the Securities Exchange Act of 1934, as amended, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than March 12, 2024.

The By-Laws may be obtained free of charge by writing to the Company's Corporate Secretary and are included as Exhibit 3.2 to the 2022 Annual Report on Form 10-K.

Householding

As permitted by the Exchange Act, the Company has adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice, this Proxy Statement, and the 2022 Annual Report unless one or more of these shareholders provides notification of their desire to receive individual copies. This procedure will reduce the Company's printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. We will promptly deliver a separate copy of the proxy materials to such shareholders upon receipt of a written or oral request to our Corporate Secretary at 358 South Main Street, Burlington, North Carolina 27215 or by calling (336) 229-1127.

If you and other shareholders of record with whom you share an address currently receive multiple copies of annual reports and/or proxy statements, or if you hold stock in more than one account and, in either case, you wish to receive only a single copy of notices, annual reports or proxy statements for your household, please contact Broadridge Householding Department at 51 Mercedes Way, Edgewood, NY 11717 or by telephone at 1-866-540-7095 with the names in which all accounts are registered.

Beneficial shareholders, or shareholders who hold shares in "street name", can request information about householding from their banks, brokers or other holders of record.

Additional Information

A copy of the 2022 Annual Report, along with this Proxy Statement, has been posted on the Internet, each of which is accessible by following the instructions in the Notice. The 2022 Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting materials.

The Company filed its 2022 Annual Report with the SEC on February 28, 2023. The Company will mail without charge, upon written request, a copy of the 2022 Annual Report, excluding exhibits. Please send a written request for a copy to the Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215, or access these materials on the Investors Relations page of the Company's website at www.Labcorp.com.

By Order of the Board of Directors

Sandra D. van der Vaart
Secretary
March 30, 2023

USE OF NON-GAAP FINANCIAL MEASURES

The Company has provided in this proxy statement "adjusted" financial information that has not been prepared in accordance with GAAP, including adjusted operating income. The Company believes that adjusted operating income is useful to investors as a supplement to GAAP measures in evaluating the Company's operational performance. The Company further believes that the use of this non-GAAP financial measure provides an additional tool for investors in evaluating operating results and trends, and growth and shareholder returns, as well as in comparing the Company's financial results with the financial results of other companies. Furthermore, adjusted operating income is an integral part of our compensation program and it is helpful in understanding the compensation of our NEOs. The Company notes that this adjusted measure may be different from and not directly comparable to the measures presented by other companies.

The table below sets forth the reconciliation of GAAP financial measures to non-GAAP financial measures.

(Dollars in millions, except per share data)

	Twelve Months Ended December 31,		
	2022	2021	2020
Adjusted Operating Income			
Operating Income	$1,773.9	$3,259.5	$2,445.4
Amortization of intangibles and other assets[a]	259.3	369.6	275.4
Restructuring and other charges[b]	83.8	43.1	40.6
Acquisition and disposition-related costs[c]	65.3	28.1	30.2
Spin off transaction costs[d]	36.9	-	1.3
COVID-19 related costs[e]	27.2	71.9	14.6
Asset impairments[f]	271.5	-	63.9
Retention bonuses[g]	2.2	18.2	462.1
Ukraine/Russia crisis costs[h]	2.9	-	-
Other[i]	26.1	40.7	(1.6)
Adjusted operating income	$2,549.1	$3,831.1	$3,331.9
Adjusted net income	$1,826.1	$2,780.3	$2,346.1

(a) Amortization of intangible assets acquired as part of business acquisitions. In the fourth quarter of 2020, the company announced a rebranding resulting in an acceleration of the amortization of acquired trade names impacting amortization for the three months and twelve months ended December 31, 2021.
(b) Restructuring and other charges represent amounts incurred related to the elimination of positions within the organization in connection with the Company's LaunchPad initiatives and acquisitions or dispositions of businesses by the company.
(c) Acquisition and disposition-related costs include due-diligence legal and advisory fees, retention bonuses, and other integration or disposition related activities.
(d) The Company has announced the spin-off of the CDCS business and has incurred various costs to prepare for the spin-off transaction.
(e) Costs of incremental operating expenses incurred as a result of the COVID-19 pandemic.
(f) During the fourth quarter of 2022, the Company impaired a portion of the goodwill related to the Early Development business as well as a technology intangible asset.
(g) As a result of labor market conditions, the Company implemented a targeted retention program within the Drug Development segment for a select group of positions experiencing higher than normal turnover.
(h) Due to the Russia and Ukraine crisis and economic sanctions, the Company incurred incremental costs and determined that certain receivables and long-lived assets related to its Russia and Ukraine operations were impaired.
(i) Represents various non-operational items including rebranding, strategic review, litigation, data breach costs, insurance reimbursements, executive termination costs, and acquisition contingent purchase price adjustments.

